

OM Group, Inc.


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CREATING MARKET VALUE

2009 Annual Report

CREATING MARKET VALUE

At OM Group, we are creating value every day around the world by working collaboratively with our customers to provide scientific solutions, materials and technologies necessary to address the needs of growth markets and niche specialty applications. Our focus is on increasing the top line (through organic growth and acquisitions) while expanding our margins and generating free cash flow. We believe this will result in value creation for our shareholders.

ABOUT OM GROUP, INC.

OM Group, Inc. is a leading global solutions provider of specialty chemicals, advanced materials, electrochemical energy storage and unique technologies crucial to enabling our customers to meet increasingly stringent market and application requirements. The company serves a wide variety of markets, including rechargeable batteries, electronic devices, cutting tools, petrochemical catalysts, electronics manufacturing, industrial coatings, defense, aerospace, and medical devices. Headquartered in Cleveland, Ohio, OM Group operates manufacturing facilities in the Americas, Europe, Asia and Africa. For more information, visit the company's Web site at www.omgi.com.

Table of Contents

FINANCIAL HIGHLIGHTS

	2009	2008	FAV/(UNFAV)
	(in millions, except per share data)		
Net Sales	$ 871.7	$ 1,736.8	$ (865.1)
Gross Profit	$ 165.8	$ 352.5	$ (186.7)
Operating Profit (Loss)	$ (1.0)	$ 177.6	$ (178.6)
Net Income (Loss)	$ (17.9)	$ 135.0	$ (152.9)
Diluted Earnings (Loss) per Share	$ (0.59)	$ 4.45	$ (5.04)
Cash Flow from Operations	$ 165.4	$ 172.1	$ (6.7)
Total Debt	—	$ 26.1	$ 26.1
Stockholders' Equity	$ 1,131.3	$ 1,130.6	$ 0.7


1736.8
1021.5
871.7
660.1
617.5
689.5
09 08 07 06 05 04
Net Sales
(in millions)
177.6
196.2
75.3
25.1
104.4
(1.0)
09 08 07 06 05 04
Operating Profit (Loss)
(in millions)
246.9
216.1
135.0
38.9
128.6
(17.9)
09 08 07 06 05 04
Net Income
(in millions)


46%
Specialty
Chemicals
54%
Advanced
Materials
2009 Revenue by Segment
18%
Americas
50%
Asia
32%
Europe
2009 Revenue by Region

Note: Results above do not include EaglePicher Technologies, LLC, which was acquired on January 29, 2010.

DEAR FELLOW SHAREHOLDERS



Joseph M. Scaminace
Chairman and Chief Executive Officer

I am pleased to report that, in 2009, we were able to create meaningful market value for our customers, employees and shareholders through the diligent execution of our established business strategy. And, while 2009 was a year of unique challenges given the recession that gripped global markets, it was also a year to demonstrate resiliency and seize opportunity, and we were successful on both fronts.

2009 Performance

In the first half of 2009, the significant drop in volume within every industry we serve, coupled with falling cobalt prices, put tremendous downward pressure on our top line. As a result, net sales in 2009 were down 50 percent year over year. We responded to the economic environment by quickly taking decisive actions to mitigate the downward pressure on our profitability. Our moves, which included salary freezes, reduction in headcount and lower discretionary spending, were vital to our ability to not only survive, but to deliver sequential earnings growth in the second half of the year, creating meaningful momentum for the company as we entered 2010. Equally notable, we were able to implement these profit-enhancing initiatives without sacrificing product quality or reliability. Additionally, our employees did an outstanding job of maintaining safe work practices during difficult conditions. As a result, our lost-time accident rate dropped 53 percent in 2009 from 2008.

Perhaps the greatest testament to our success in 2009 was our ability to generate cash from our operations. While both net sales and income in 2009 were well off year-ago levels, cash flow from operations nearly equaled the record set in 2008. Our total cash balance grew 45 percent to $355 million through a combination of working capital management and capital expenditure prioritization. A strong cash balance and the financial flexibility it affords are keys to funding our growth strategy while also making necessary investments in our operations. In the first quarter of 2010, we laid the groundwork for our future capital structure by replacing our credit facility, which was due to expire in December of 2010, with a new facility that will provide financial flexibility through 2013.

Transforming the Business

Since I became CEO of OM Group in 2005, we have remained committed to a simple, yet powerful, strategy for creating an earnings profile that is both sustainable and predictable. Our growth hinges on continuing to transform our business to leverage our two key growth platforms, portable power and electronic chemicals. Our future requires our taking more control of our destiny through a market-focused approach of moving up the value chain and getting closer to customers.

During the year, we continued to make steady progress in transforming and growing the company. Most notably, in December, we announced the acquisition of EaglePicher Technologies LLC, and we closed the deal during the first quarter of 2010. EaglePicher is a leader in designing and manufacturing batteries, battery management systems and energetic devices for the defense, aerospace and medical industries. The Joplin, Missouri-based company adds broad R&D and technical expertise in battery chemistries, which will be critical to our growth in battery and battery materials applications. Funding for this acquisition was provided by our existing cash and the new credit facility.

The acquisition is another example of the disciplined and methodical approach we are taking to transform the business and accelerate our ability to create market value for our shareholders. As we emphasize our growing capabilities in portable power and electronic chemicals, EaglePicher represents a critical extension of our portable power business in the same way our 2007 acquisitions enhanced our presence in the electronic chemicals sectors. Both acquisitions have brought strong management teams, with positive earnings and cash flow. And both acquisitions bring us closer to realizing the strategic objectives we have established.

As you'll see on pages 8 and 9 of this report, EaglePicher not only adds market-leading technologies to our product line, but also provides us meaningful access to large and established markets such as defense and aerospace, as well as a platform to serve fast-growing, emerging markets such as medical and alternative energy storage.

Our Strategy for Creating Value

Our strategy for growing the business and creating lasting shareholder value is based on three fundamental elements:

- Leveraging our existing competencies in value-added offerings such as particle size control, surface modification and high-purity, functional organic and inorganic materials
- Broadening our market reach and customer base into logical market adjacencies, focusing on stable and high-growth industrial and consumer end-markets
- Expanding our product portfolio and technology base, with emphasis on our two primary growth platforms, portable power and electronic chemicals

In implementing the strategy, we will continue to focus on profit enhancement and operational excellence, which will improve productivity and safety performance, and create enviable financial flexibility for us. Likewise, we will pursue tactical and transformational acquisitions, with prudent evaluation and execution that will enable us to participate in high-growth markets and broaden our geographic footprint.

Outlook

As we enter 2010, while we've seen some very encouraging signs, there are many reasons to remain diligent. Globally, economies are showing signs of recovery, end markets have stabilized, and credit markets have started to thaw. Yet, even with the improvements we have witnessed in the macroeconomic environment, there are still reasons to be cautious. While demand in most of our markets has rebounded from 2009 lows, we have yet to see a return that approaches the levels prior to the downturn. Additionally, high unemployment and lingering economic concerns may continue to weigh on markets. Our challenge is to remain focused on delivering value to our shareholders by maintaining a low, variable cost structure while being measured and prudent in approaching investment opportunities.

Our longer-term view is even more optimistic. We are in a great position with an expanding portfolio of businesses serving end markets with growing secular trends such as proliferation of electronic devices; need for clean, safe and reliable energy; and requirements for environmentally friendly chemicals and processes. Our balance sheet is constructed to fund growth, strengthened by our 2009 cash generation and our new revolving credit facility. And we have a Board of Directors aligned with the management team and employees in their understanding and support of our strategy. We know where we are going and are well on our way to becoming the type of organization I know we can be.

On behalf of the men and women of OM Group, I thank you for your continued interest and investment in our company. We look forward to updating you on developments as we move ahead.

Sincerely,



Joseph M. Scaminace
Chairman and Chief Executive Officer
March 31, 2010

SPECIALTY CHEMICALS

DELIVERING TECHNOLOGY PRODUCTS THAT PERFORM

The Specialty Chemicals segment encompasses our electronic chemicals growth platform, as well as several industrial markets. The electronic chemicals growth platform includes applications such as semiconductors, printed circuit boards (PCB), hard-disk drives, integrated circuits, optical devices, photovoltaic cells and flat panel displays. Primary industrial market end uses include coatings and inks, composites, tires, and niche specialty applications.

The electronic chemicals growth platform consists of the electronic technologies businesses (Electronic Chemicals, Ultra Pure Chemicals and Photomasks) within our Specialty Chemicals segment. The businesses work closely with customers around the world to enable them to meet and exceed quickly evolving market requirements for electronic devices, such as miniaturization, increased functionality, additional memory and faster speeds. Additionally, customers are seeking to improve manufacturing processes by lowering cost, reducing waste and developing eco-friendly processes.

These trends play to our strength of providing high-quality chemicals for surface treatment of components in electronic devices. We have accelerated our growth in this area through the successful acquisition and integration of three electronics businesses from Rockwood Holdings in 2007. Our acquisitions have provided OMG with access to new markets and customers, particularly for the manufacture of printed circuit boards, semiconductors, silicon chips, wafers, liquid crystal displays and other electronics applications.

Products and Solutions
Electronic Chemicals for printed circuit board final finishing, memory disk and general metal finishing and electronic packaging
Ultra Pure Chemicals for semiconductor devices, memory disks, silicon wafers, photovoltaic cells and flat panel displays
Photomasks and reticle tooling used in the manufacture of semiconductors, integrated circuits and optical devices
Advanced Organics for coatings and inks, composites, tire and chemical markets

In 2009, despite the extremely challenging global economic climate, the electronic technologies businesses demonstrated that they have the critical mass necessary to generate meaningful growth opportunities. During the year, volumes improved sequentially in each of the four quarters, led primarily by sales growth in products for the PCB, hard-disk drive and semiconductor markets. This volume uptick, coupled with profit enhancement initiatives, provided momentum late in the year that has carried over to the start of 2010.

In the industrial markets, our Advanced Organics business is already recognized as a key supplier of carboxylates for coatings, composites and tires, and we are expanding sales of value-added additives for the coatings and composites sectors. Our ability to leverage our market position in carboxylates should enable us to expand our business with customers by providing additives to meet new performance, cost and environmental demands. For example, in 2010 we are launching Borchi® Oxy-Coat, a line of additives designed to deliver high-performance solutions in coatings applications, while meeting future environmental legislative requirements. In addition, the Borchers coatings technology developed in Europe continues to expand into North America and Asia using our existing distribution channels. As we complete the restructuring actions begun in 2009, this business will be better positioned to leverage top-line growth into bottom-line results.

Our end-market focus in Specialty Chemicals will enable us to uncover profitable growth opportunities through acquisitions as well as organic growth. This will accelerate our move up the value chain and closer to our customers, ensuring that our business remains focused on delivering solutions and creating value for the markets we serve.


Advanced Organics
Electronic Technologies
Semiconductor 27%
Printed Circuit Board 20%
Memory Disk 10%
General Metal Finishing 2%
Coatings 18%
Tire 11%
Chemical 9%
Other 3%



LEVERAGING OUR LEADERSHIP POSITION

OM Group is the world's largest refiner of cobalt and largest producer of cobalt-based specialty products. The strength of the Advanced Materials segment lies in its vertically integrated supply chain, which provides two distinct advantages: being integrated back to stable sources of cobalt raw materials and having world-class refinery and conversion capabilities. Over time, our leadership position has enabled us to shift our focus from volume to value for customers, which delivers sustainable growth opportunities and shareholder value.

OMG's supply chain that stretches from the Democratic Republic of Congo and Russia to Finland is a significant competitive advantage because it provides a global, reliable, stable and diverse supply of cobalt raw materials. Our company is able to process a variety of feeds, convert them into finished products for end-market applications and capture full value, while many competitors are not able to participate in the broader chain. The expanding supply of cobalt raw material

ADVANCED MATERIALS



- Battery Materials 49%
- Powder Metallurgy 7%
- Chemicals 14%
- Ceramics 4%
- Other 26%



expected over the coming years will provide additional options to increase the value we bring to the markets we serve, due to our manufacturing flexibility and global presence.

In recent years, OM Group has been working to move up the value chain, closer to end-use customers in large, growing markets for battery materials, powder metallurgy and chemical catalysts. For example, the introduction of new cobalt and mixed metal precursors into the battery materials market has allowed us to capture a greater share of the value chain of cathode production. The market for cobalt is decidedly global, with a notable focus on Asia due to battery business (Japan and Korea) and economic development (China and India). The cobalt market continues to migrate toward battery applications with the growing need for portable power, driven by the proliferation of portable electronic devices and continued development of alternative energy and electric vehicles, which will provide opportunities for us to leverage the combined strengths of our Advanced Materials and Battery Technologies segments.

Products and Solutions
Cobalt metal, chemicals and precursors
Mixed-metal chemicals and precursors
Copper and germanium by-products

Despite the company's success in moving up the value chain and diversifying through organic growth and acquisitions, the potential for earnings volatility due to variations in cobalt prices remains a reality. As a refiner, our Advanced Materials segment margins trend with cobalt price. Also, changes in cobalt pricing from the time we purchase the raw material until we sell the finished good directly impact our inventory and near-term profitability. To help mitigate the impact of volatile cobalt pricing on profitability, our Advanced Materials team has focused on the following key operational excellence initiatives: diversifying raw material sources and associated purchase contracts; maintaining strict control over inventory levels; shortening the supply chain wherever possible; and leveraging the value of our supply chain.

OM Group will continue to be a value leader in cobalt by managing costs and inventories carefully, and identifying additional opportunities for product differentiation that will move the company up the value chain. As we do so, shareholders will continue to benefit from our leadership position in the global cobalt market.

BATTERY TECHNOLOGIES

LEADING THE WAY IN PORTABLE POWER

OM Group has a long and successful history in the battery industry, starting with being a trusted supplier of high-purity, high-grade materials for making battery cathodes. In recent years, we have been moving up the value chain to formulate advanced precursors that improve the performance of next-generation rechargeable batteries.

Given OM Group's expertise and our knowledge of the battery industry, portable power is one of our primary growth platforms. In early 2010, we accelerated our progress and expanded our reach by acquiring EaglePicher Technologies, LLC of Joplin, Missouri. EaglePicher provides advanced batteries, battery management systems and energetic devices for critical, niche applications in the defense, aerospace and medical markets, while pursuing opportunities to serve the fast-growing alternative energy market. EaglePicher is included in our newest segment, Battery Technologies, created in the first quarter of 2010 (note: this segment is not included in our 2009 results).

For more than 50 years, EaglePicher has been a technology pioneer in applications where failure is not an option. For example, from the first Apollo mission to the last, EaglePicher was there, supplying battery power for such vehicles as the Apollo command module and the lunar excursion module, as well as the International Space Station. EaglePicher also supplies advanced satellites with a variety of batteries, materials and electronics – its products have powered more than 1.4 billion successful cell hours in space. In addition, EaglePicher has designed more than 650 battery configurations for nearly every major defense program. Both vertically and horizontally

Products and Solutions

- Portable power solutions for defense, aerospace and medical
- Storage solutions for the growing alternative energy market
- Battery management and battery charging systems for a wide range of markets




Defense 60%
Aerospace 33%
Medical and Other 7%

integrated, EaglePicher is able to produce complete systems with, on average, 90 percent of its own materials and components.

The acquisition of EaglePicher reflects a key element of our transformation strategy: pursuing acquisitions that enable us to broaden our market reach in high-growth markets such as medical and alternative energy, and move us closer to the customer at an end-product level, into a strong value-adding position. OM Group's high-quality materials for portable power, combined with EaglePicher's world-class, market-facing battery technologies, will be critical to our ongoing growth in battery and battery materials applications.

In addition to the strategic fit, the acquisition of EaglePicher brings sound financial fundamentals. OM Group acquired EaglePicher, which had approximately $125 million in sales in its 2009 fiscal year, for $172 million, and the transaction was funded by OMG's cash and credit facility. EaglePicher provides OM Group with a strong and profitable base to accelerate its growth in battery materials.

The growth strategy for Battery Technologies is multifaceted. This business segment will provide value-added solutions to the large, stable markets of defense and aerospace, as well as emerging, high-growth markets such as medical and alternative energy. As a uniquely integrated supplier of battery materials and technologies, OM Group is now able to provide complete energy storage solutions. We are well positioned to serve the entire energy storage systems market through a comprehensive range of in-house capabilities.

COMPARISON OF CUMULATIVE TOTAL STOCKHOLDER RETURN


$200
180
160
140
120
100
80
60
40
20
$ 0
2004
2005
2006
2007
2008
2009

December 31	2004	2005	2006	2007	2008	2009
OM Group, Inc.	$100	$ 58	$140	$177	$ 65	$ 97
S&P 500 Index	$100	$105	$121	$128	$ 81	$102
S&P 500 Specialty Chemicals Index	$100	$104	$128	$148	$123	$175

Legend

- OM Group, Inc.
- S&P 500 Index
- S&P 500 Specialty Chemicals Index

The chart above compares our cumulative total stockholder return to that of (1) the Standard & Poor's 500 Index and (2) the S&P Specialty Chemicals Index. In all cases, the information assumes $100 invested on December 31, 2004, and is presented on a dividends-reinvested basis. The table does not forecast performance of our common stock.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009 | Commission file number 001-12515

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OM GROUP, INC.

(Exact name of Registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

52-1736882
(I.R.S. Employer Identification No.)

127 Public Square,
1500 Key Tower,
Cleveland, Ohio
(Address of principal executive offices)

44114-1221
(Zip Code)

216-781-0083
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller Reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of Act). Yes ☐ No ☒

The aggregate market value of Common Stock, par value $.01 per share, held by nonaffiliates (based upon the closing sale price on the NYSE) on June 30, 2009 was approximately $871.6 million.

As of January 31, 2010 there were 30,558,262 shares of Common Stock, par value $.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders are incorporated by reference in Part III.

OM Group, Inc.
TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

Item 1. Business

General

OM Group, Inc. (the "Company") is a global solutions provider of specialty chemicals, advanced materials, electrochemical energy storage, and technologies crucial to enabling its customers to meet increasingly stringent market and application requirements. The Company believes it is the world's largest refiner of cobalt and producer of cobalt-based specialty products.

The Company is executing a deliberate strategy to grow through continued product innovation, as well as tactical and strategic acquisitions. The strategy is part of a transformational process to leverage the Company's core strengths in developing and producing value-added specialty products for dynamic markets while reducing the impact of metal price volatility on financial results. The strategy is designed to allow the Company to deliver sustainable and profitable volume growth in order to drive consistent financial performance and enhance the Company's ability to continue to build long-term shareholder value.

On January 29, 2010, the Company completed the acquisition of EaglePicher Technologies, LLC from EaglePicher Corporation for approximately $172 million in cash, subject to customary post closing adjustments. Based in Joplin, Missouri, EaglePicher Technologies is a leader in portable power solutions and energy storage technologies serving aerospace, defense and medical markets and it is developing technologies in advanced power storage to serve alternative energy storage markets. EaglePicher Technologies product offerings can be grouped into two broad categories, proprietary battery products and complementary battery support products that consist of energetic devices, chargers, battery management systems and distributed products. In fiscal year 2009, EaglePicher Technologies recorded revenues of approximately $125 million, of which approximately 60 percent came from its defense business, approximately 33 percent from its aerospace business and the balance from its medical and other businesses. EaglePicher Technologies will operate and be reported within a new segment called Battery Technologies.

Unless indicated otherwise, the discussion contained in Item 1 of the Form 10-K relates solely to the Company's business as of December 31, 2009 and does not include EaglePicher Technologies.

Segments

The Company was organized into two segments during 2009: Advanced Materials and Specialty Chemicals. Financial information and further discussion of these segments and geographic areas, including external sales and long-lived assets, are contained in Note 20 to the accompanying consolidated financial statements of this Annual Report on Form 10-K.

Advanced Materials segment

The Advanced Materials segment consists of inorganics, a smelter joint venture and metal resale. The Advanced Materials segment manufactures inorganic products using unrefined cobalt and other metals and serves the battery materials, powder metallurgy, ceramic and chemical end markets by providing functional characteristics critical to the success of our customers' products. These products improve the electrical conduction of rechargeable batteries used in cellular phones, video cameras, portable computers, power tools and hybrid electrical vehicles, and also strengthen and add durability to diamond and machine cutting tools and drilling equipment used in construction, oil and gas drilling, and quarrying. The smelter joint venture, Groupement pour le Traitement du Terril de Lubumbashi Limited ("GTL") is owned by the Company (55%), La Générale des Carrières et des Mines (20%) and George Forrest Group (25%) and operates a smelter in the Democratic Republic of Congo (the "DRC"). The GTL smelter is the Company's primary source of cobalt raw material feed. GTL is consolidated in the Company's financial statements because the Company has a controlling interest in the joint venture.

Specialty Chemicals segment

The Specialty Chemicals segment is comprised of Electronic Chemicals, Advanced Organics, Ultra Pure Chemicals ("UPC") and Photomasks.

Electronic Chemicals: Electronic Chemicals develops and manufactures chemicals for the printed circuit board, memory disk, general metal finishing and electronic packaging and finishing markets. Chemicals developed and manufactured for the printed circuit board market include oxide treatments, electroplating additives, etching technology and electroless copper processes used in the manufacturing of printed circuit boards, widely used in computers, communications, military/aerospace, automotive, industrial and consumer electronics applications. Chemicals developed and manufactured for the memory disk market include electroless nickel solutions and preplate chemistries for the computer and consumer electronics industries, for the manufacture of hard drive memory disks used in memory and data storage applications. Memory disk applications include computer hard drives, digital video recorders, MP3 players, digital cameras and business and enterprise servers.

Advanced Organics: Advanced Organics offers products for the coating and inks, chemical and tire markets. Products for the coatings and inks market promote drying and other performance characteristics. Within the chemical markets, the products accelerate the curing of polyester resins found in reinforced fiberglass. In the tire market, the products promote the adhesion of metal to rubber. During 2009, the Company announced and began to implement a restructuring plan for the carboxylate portion of the Advanced Organics business to better align the cost structure and asset base to industry conditions resulting from weak customer demand, commoditization of the products and overcapacity. The restructuring plan includes exiting the Manchester, England manufacturing facility and workforce reductions at the Belleville, Ontario, Canada; Kokkola, Finland; Franklin, Pennsylvania and Westlake, Ohio locations. The majority of position eliminations are expected to be completed by mid-2010. The restructuring plan does not involve the discontinuation of any material product lines or other functions.

Ultra Pure Chemicals: UPC develops, manufactures and distributes a wide range of ultra-pure chemicals used in the manufacture of electronic and computer components such as semiconductors, silicon chips, wafers and liquid crystal displays. These products include chemicals used to remove controlled portions of silicon and metal, cleaning solutions, photoresist strippers, which control the application of certain light-sensitive chemicals, edge bead removers, which aid in the uniform application of other chemicals, and solvents. UPC also develops and manufactures a broad range of chemicals used in the manufacturing of photomasks and provides a range of analytical, logistical and development support services to the semiconductor industry. These include Total Chemicals Management, under which the Company manages the clients' entire electronic process chemicals operations, including coordination of logistics services, development of application-specific chemicals, analysis and control of customers' chemical distribution systems and quality audit and control of all inbound chemicals.

Photomasks: Photomasks manufactures photo-imaging masks (high-purity quartz or glass plates containing precision, microscopic images of integrated circuits) and reticles for the semiconductor, optoelectronics, microelectronics and micro electro mechanical systems industries under the Compugraphics brand name. Photomasks are a key enabling technology to the semiconductor and integrated circuit industries and perform a function similar to that of a negative in conventional photography.

Products

The Company is a diversified global developer, producer and marketer of value-added specialty chemicals and advanced materials, and believes it is the world's leading producer of cobalt-based specialty products. The Company's businesses serve more than 60 industries worldwide, producing a variety of value-added specialty chemicals and advanced materials. The Company's products leverage the Company's production capabilities and bring value to its customers through superior product performance. Typically, these products represent a small portion of the customer's total cost of manufacturing or processing, but are critical to the customer's product performance. The products frequently are essential components in chemical and industrial processes where they facilitate a chemical or physical reaction and/or enhance the physical properties of end-products. The Company's products are sold in various forms such as solutions, crystals, cathodes, powders and quartz or glass plates.

The Advanced Materials segment consists of inorganics, the DRC smelter joint venture and metal resale. The powders and specialty chemicals that this business produces are used in a variety of industries, including rechargeable battery, construction equipment and cutting tools, catalyst, and ceramics and pigments. Products in this segment, grouped by end market, are:

Chemical — Cobalt Acetate, Cobalt Carbonate, Cobalt Hydroxide, Cobalt Nitrate, Cobalt Oxide, Cobalt Sulfate, Coarse Grade Powders, Germanium Dioxide, Nickel Carbonate, Nickel Sulfate, Recycling

Pigments and Ceramics:

Ceramic Pigments — Cobalt Carbonate, Cobalt Oxides, Cobalt Sulfate, Nickel Carbonate,

Plastic Pigments — Cobalt Oxides, Cobalt Hydroxide, Nickel Hydroxide

Glass Pigments — Cobalt Oxides

Powder Metallurgy — S-Series Cobalt Powders, T-Series Cobalt Powders, R-Series Cobalt Powders, Granulated Cobalt Powders, Recycling, Coarse Grade Powders

Battery Materials:

Precursors — Battery Grade Cobalt Oxides, Standard Grade Nickel Hydroxide, Mixed Metal Hydroxides

Raw Materials — Fine Cobalt Powder, Cobalt Hydroxide, Battery Grade Cobalt Powders, Cobalt Sulfate, Nickel Sulfate, Recycling

The Specialty Chemicals segment is comprised of Electronic Chemicals, Advanced Organics, UPC and Photomasks.

- ***Electronic Chemicals:*** This unit works with electroless nickel, precious metals and related products used in the production of printed circuit board assemblies, memory disks, general metal finishing and electronic packaging. Products/processes in Electronic Chemicals, grouped by end market, are:

  Printed Circuit Board Chemistry — Graphite-based SHADOW® Direct Metalization, Electroless Copper, E-PREP Desmear Chemistries, CO-BRA BOND® Innerlayer Bonding chemistries, Lead — free solderable finishes including Organic Solderability Preservatives (OSP), Electroless Nickel-Immersion Gold (ENIG), Immersion Silver, specialty cleaners and etchants for copper, acid copper and acid tin electroplating additives, SolStrip for solar cells

  Memory Disk — Electroless Nickel Products, Pre-treatment Products

  General Metal Finishing — Auxiliary Chemicals, Electroless Nickel Processes, Nickel/Gold Strippers and Other Products, Polishing Chemicals, Zincate and Post Treatment Chemistries

  Electronic Packaging and Finishing Technologies — Base Metal Processes, Electronic Grade Base Metal Concentrates, Electronic Grade Methane Sulfonate Concentrates, Lead Free Plating Processes, Pre-Plate and Post-Plate Processes, Tin-Lead Alloy Plating Processes

- ***Advanced Organics:*** Metal-based specialty chemicals from this business are used to meet the critical needs of a range of industries, including coatings and inks, tire, catalyst, and lubricant and fuel additives. Advanced Organics products, grouped by end market, include:

  Coatings & Inks — Additives for Paints, Driers for Paints and Printing Inks

  Tire — Rubber Adhesion Promoters

  Chemicals — Composite and other Catalysts

  Additives — Fuel Oil Additives, Lubricant & Grease Additives

Ultra Pure Chemicals: The UPC business develops, manufactures and distributes a wide range of ultra-pure chemicals used in the manufacture of electronic and computer components such as semiconductors, silicon chips, wafers, and liquid crystal displays. UPC products and services, grouped by application, include:

Cleaner — Acetone, Ammonia Solution, Hydrochloric Acid, Hydrogen Peroxide

Etchant — Chrome Etchant, Hydrofluoric Acid, Mixed Acid, Nitric Acid, Phosphoric Acid

Photolithography — Isopropyl Alcohol, Butyl Acetate, Nanostrip, Nitric Fuming, Photoresist Stripper

Services — Analytical Services, Chemicals Management, Logistics Services, Total Chemical Management.

- ***Photomasks:*** The Photomasks business manufactures photo-imaging masks (high-purity quartz or glass plates containing precision, microscopic images of integrated circuits) and reticles for the semiconductor, optoelectronics and microelectronics industries under the Compugraphics brand name. Photomasks are a key component of the semiconductor and integrated circuit value chains and perform a function similar to that of a negative in conventional photography.

Raw Materials

The primary raw material used by the Advanced Materials segment is unrefined cobalt. Unrefined cobalt is obtained from three basic sources: primary cobalt mining, as a by-product of another metal — typically copper or nickel, and from recycled material. Cobalt raw materials include ore, concentrates, slag, scrap and metallic feed. The availability of unrefined cobalt is dependent on global market conditions, cobalt prices and the prices of copper and nickel. Also, political and civil instability in supplier countries, variability in supply and worldwide demand, including demand in developing countries such as China, have affected and will likely continue to affect the supply and market price of raw materials. The cost of the Company's raw materials fluctuates due to changes in the cobalt reference price, actual or perceived changes in supply and demand of raw materials, and changes in availability from suppliers. Fluctuations in the price of cobalt have historically been significant and the Company believes that cobalt price fluctuations are likely to continue in the future. The Company attempts to mitigate increases in raw material prices by passing through such increases to its customers in the prices of its products and by entering into sales contracts that contain variable pricing that adjusts based on changes in the price of cobalt. During periods of rapidly changing metal prices, however, there may be price lags that can impact the short-term profitability and cash flow from operations of the Company both positively and negatively. Reductions in the price of raw materials or declines in the selling prices of the Company's finished goods can result in the Company's inventory carrying value being written down to a lower market value, as occurred in the fourth quarter of 2008.

The GTL smelter in the DRC is a primary source for the Company's cobalt raw material feed. After smelting in the DRC, cobalt is sent to the Company's refinery in Kokkola, Finland. The planned maintenance shut-down of the GTL smelter began in February 2010 and is expected to last six to ten weeks. The Company expects the shutdown to impact the timing of deliveries from GTL to Kokkola but does not expect the shutdown to impact external sales to customers. As was the case in the previous shutdown, the Company has adequate raw material inventory on-hand to meet anticipated demand.

In 2007, the Company entered into five-year supply agreements with Norilsk Nickel for up to 2,500 metric tons per year of cobalt metal, up to 2,500 metric tons per year of crude in the form of cobalt hydroxide concentrate, up to 1,500 metric tons per year of cobalt in the form of crude cobalt sulfate and up to 5,000 metric tons per year of copper in the form of copper cake. The Norilsk agreements strengthen the Company's supply chain and secure a consistent source of raw materials, providing the Company with a stable supply of cobalt metal. Complementary geography and operations shorten the supply chain and allow the Company to leverage its cobalt-based refining and chemicals expertise with Norilsk's cobalt mining and processing capabilities. The Company's supply of cobalt is principally sourced from the DRC, Russia and Finland. The majority of the Company's unrefined cobalt is derived from GTL and the Norilsk contracts.

A graph of the end of the month reference price of low grade cobalt (as published in *Metal Bulletin* magazine) per pound for 2004 through 2009 is as follows:



$55
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$15
$10
$5
$0
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The Specialty Chemicals segment uses a variety of raw materials purchased from a broad supplier base. The principal raw materials utilized by the Specialty Chemicals segment include cobalt, nickel sulphate crystals, sodium hypophosphite, ethylhexoic and neodecanoic acids, photomasks blanks and other various acids. Multiple suppliers are generally available for each of these materials; however some raw materials are sourced from a single supplier. Temporary shortages of raw materials may occasionally occur and cause temporary price increases. Historically, these shortages have not resulted in unavailability of raw materials. The Company attempts to mitigate increases in raw material prices by passing through such increases to its customers in the prices of its products and, when possible, by entering into sales contracts that contain variable pricing that adjusts based on changes in the price of certain raw materials. Certain nickel-based raw materials used in the Company's Electronic Chemicals business are obtained from Norilsk Nickel under the five-year supply agreements discussed above.

Competition

The Company encounters a variety of competitors in each of its product lines, but no single company competes with the Company across all of its existing product lines. Competition in these markets is based primarily on product quality, supply reliability, price, service and technical support capabilities. The markets in which the Company participates have historically been competitive and this environment is expected to continue.

The Company's principal competitors by business are as follows:

- ***Advanced Materials:*** Sherritt International Corporation, Umicore S.A., Eurotungstene Poudres S.A.S., and The Shepherd Chemical Company

- ***Advanced Organics:*** Dura Chemicals Inc.; Elementis plc; Troy Corporation; Byk-Chemie; Ciba Inc. (a subsidiary of BASF Group); Shepherd Chemical Company; Dainippon Ink and Chemicals, Incorporated; and Taekwang Industrial Co., Ltd

- ***Electronic Chemicals:*** Atotech (a subsidiary of Total S.A.); Cookson Group plc; MacDermid Incorporated; Rohm & Haas Company (a subsidiary of Dow Chemical Company.); and Uyemura International, Inc.

- ***UPC:*** Kanto Chemical Co., Inc.; Mitsubishi Chemical Corporation; KMG Chemicals, Inc.; Honeywell International Inc.; and BASF Group

- ***Photomasks:*** Photronics, Inc.; Toppan Photomasks, Inc. (a wholly-owned subsidiary of Toppan Printing Co., Ltd.)

Customers

The Company's business serves over 3,600 customers. During 2009, approximately 50% of the Company's net sales were to customers in Asia, 32% to customers in Europe and 18% to customers in the Americas. Sales to Nichia Chemical Corporation represented approximately 16%, 22% and 23% of net sales in 2009, 2008 and 2007, respectively. Sales to the Company's top five customers represented approximately 26% of net sales in 2009. The loss of one or more of these customers could have a material adverse effect on the Company's business, results of operations or financial position.

While customer demand for the Company's products is generally non-seasonal, supply/demand and price perception dynamics of key raw materials do periodically cause customers to either accelerate or delay purchases of the Company's products, generating short-term results that may not be indicative of longer-term trends. Historically, Advanced Materials revenues during July and August have been lower than other months due to the summer holiday season in Europe. Furthermore, the Company historically has used the summer season to perform its annual maintenance shut-down at its refinery in Finland.

The Company generally has written sales agreements with its customers. In some cases, these arrangements are in the form of a written contract containing provisions applicable to the sales, including the terms of the sales arrangement. In other cases, sales are made pursuant to a written purchase order that is issued in connection with a sale and contains terms and conditions applicable to the sale.

Foreign Currency

The Company has manufacturing and other facilities in North America, Europe, Africa and Asia-Pacific, and markets its products worldwide. Although a significant portion of the Company's raw material purchases and product sales are based on the U.S. dollar, sales at certain locations, prices of certain raw materials, non-U.S. operating expenses and income taxes are denominated in local currencies. As such, the Company's results of operations are subject to the variability that arises from exchange rate movements. In addition, fluctuations in exchange rates may affect product demand and profitability in U.S. dollars of products provided by the Company in foreign markets in cases where payments for its products are made in local currency. Accordingly, fluctuations in currency prices affect the Company's operating results. The primary currencies for which the Company has foreign currency rate exposure are the European Union Euro, British Pound Sterling, Japanese Yen, Taiwanese Dollar and the Congolese Franc.

Research and Development

The Company's research and new product development program is an integral part of its business. Research and development focuses on adapting proprietary technologies to develop new products and working with customers to meet their specific requirements, including joint development arrangements with customers that involve innovative products. New products include new chemical formulations, metal-containing compounds, and concentrations of various components and product forms. Research and development expenses were approximately $9.2 million in 2009, $10.8 million in 2008 and $8.2 million for 2007.

The Company's research staff conducts research and development in laboratories located in Westlake, Ohio; South Plainfield, New Jersey; Kuching, Malaysia; Singapore; Lagenfeld, Germany; Kokkola, Finland; Riddings, England; Chung Li, Taiwan; Maple Plain, Minnesota; and Saint Fromond, France.

During 2009, the Company entered into a license and supply agreement with Rahu Catalytics Limited ("Rahu"). The Company acquired the rights to use Rahu's oxidation catalyst within applications for the coatings and inks and composites markets.

During 2008, the Company invested $0.7 million in CrisolteQ Oy ("CrisolteQ"), a private Finnish company, through the purchase of common stock and a convertible loan. CrisolteQ is developing and commercializing new metal recycling technology for spent catalyst materials.

During 2007, the Company invested $2.0 million in Quantumsphere, Inc. ("QSI") through the purchase of 615,385 shares of common stock and warrants to purchase an additional 307,692 shares of common stock. The

Company and QSI have agreed to co-develop new, proprietary applications for the high-growth, high-margin clean-energy and portable power sectors. In addition, the Company has the right to market and distribute certain QSI products.

Patents and Trademarks

The Company holds patents registered in the United States and foreign countries relating to the manufacturing, processing and use of metal-organic and metal-based compounds. Specifically, the majority of these patents cover proprietary technology for base metal refining, metal and metal oxide powders, catalysts, metal-organic compounds and inorganic salts. Although the Company believes these patents are important to its specific businesses, it does not consider any single patent or group of patents to be material to its business as a whole.

Environmental Matters

The Company is subject to a wide variety of environmental laws and regulations in the United States and in foreign countries as a result of its operations and use of certain substances that are, or have been, used, produced or discharged by its plants. In addition, soil and/or groundwater contamination presently exists and may in the future be discovered at levels that require remediation under environmental laws at properties now or previously owned, operated or used by the Company. At December 31, 2009 and 2008, the Company had environmental reserves of $2.8 million and $3.4 million, respectively. The Company continually evaluates the adequacy of its reserves and adjusts the reserves when determined to be appropriate.

Ongoing environmental compliance costs, which are expensed as incurred, were approximately$10.9 million in 2009 and $10.6 million in 2008 and included costs relating to product stewardship; waste water analysis, treatment, and disposal; hazardous and non-hazardous solid waste analysis and disposal; air emissions control; sustainability programs and related staff costs. The Company anticipates that it will continue to incur compliance costs at moderately increasing levels for the foreseeable future as environmental laws and regulations are becoming increasingly stringent. This includes the European Union's Registration, Evaluation and Authorization of Chemicals ("REACH") legislation, which has established a new system to register and evaluate chemicals manufactured in, or imported to, the European Union. REACH-related activities and studies will require additional testing, documentation and risk assessments for the chemical industry and will affect a broad range of substances manufactured and sold by the Company. The Company has created an internal team to manage REACH implementation and is working closely with its business partners to ensure that the requirements can be met in an effective and efficient manner. REACH-related activities, included in ongoing environmental compliance costs above, were $0.1 million and $0.9 million in 2008 and 2009, respectively. The Company anticipates spending approximately $3.1 million on REACH-related studies and activities in 2010.

The Company also incurred capital expenditures of approximately $0.5 million and $3.3 million in 2009 and 2008, respectively, in connection with ongoing environmental compliance. The Company anticipates that capital expenditure levels for these purposes will be approximately $4.1 million in 2010, as it continues to modify certain processes to ensure they continue to comply with environmental regulation and undertakes new pollution prevention and waste reduction projects.

Due to the ongoing development of facts and remedial options and due to the possibility of unanticipated regulatory developments, the amount and timing of future environmental expenditures could vary significantly. Although it is difficult to quantify the potential impact of compliance with or liability under environmental protection laws, based on presently available information, the Company believes that its ultimate aggregate cost of environmental remediation as well as liability under environmental protection laws will not materially adversely effect its financial condition or results of operations.

Employees

At December 31, 2009, the Company had 2,007 full-time employees, with 345 located in North America, 741 located in Europe, 390 located in Africa and 531 located in Asia-Pacific. The employees located in Africa are employed by GTL, the smelter joint venture. Employees at the Company's facility in Kokkola, Finland are members of several national workers' unions under various union agreements. Employees in the DRC are members of various trade unions. The union agreements have a term of three years expiring in May 2011. The Company expects to enter into new agreements covering those employees upon expiration of the current agreements. Other European employees are represented by either a labor union or a statutory works council arrangement. The Company believes that relations with its employees are good.

SEC Reports

The Company makes available free of charge through its website (www.omgi.com) its reports on Forms 10-K, 10-Q and 8-K as soon as reasonably practicable after the reports are electronically filed with the Securities and Exchange Commission. A copy of any of these documents is available in print free of charge to any stockholder who requests a copy, by writing to OM Group, Inc., 127 Public Square, 1500 Key Tower, Cleveland, Ohio 44114-1221 USA, Attention: Troy Dewar, Director of Investor Relations.

Item 1A. Risk Factors

Our business faces significant risks. These risks include those described below and may include additional risks and uncertainties not presently known to us or that we currently deem immaterial. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. These risks should be read in conjunction with the other information in this Annual Report on Form 10-K.

THE GLOBAL ECONOMIC DOWNTURN HAS HAD AND MAY CONTINUE TO HAVE A NEGATIVE EFFECT ON OUR BUSINESS AND OPERATIONS.

The global economic downturn has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and lower business spending, all of which has had and may continue to have a negative effect on our business, results of operations, financial condition and liquidity. Many of our customers, distributors and suppliers have been affected by the current economic conditions. Current or potential customers may be unable to fund purchases or may determine to reduce purchases or inventories or may cease to continue in business, which has led to and could continue to lead to reduced demand for our products, reduced gross margins, and increased customer payment delays or defaults. In addition, suppliers may not be able to supply us with needed raw materials on a timely basis, may increase prices or go out of business, which could result in our inability to meet customer demand or could affect our gross margins. We also are limited in our ability to reduce costs to offset the results of a prolonged or severe economic downturn in light of certain fixed costs associated with our operations.

The timing, strength or duration of any recovery in the global economic markets remains uncertain, and there can be no assurance that market conditions will improve in the near future or that our results will not continue to be materially and adversely affected. Such conditions make it very difficult to forecast operating results, make business decisions and identify and address material business risks.

CONTINUED OR FURTHER DETERIORATION OF THE ECONOMY COULD LEAD TO REDUCED EARNINGS AND COULD RESULT IN FUTURE GOODWILL OR INTANGIBLE ASSET IMPAIRMENTS.

The weakness in the global economy may also impact the valuation of certain long-lived or intangible assets that are subject to impairment testing, potentially resulting in impairment charges that may be material to our financial condition or results of operations. As of December 31, 2009, we have $234.2 million of goodwill and $79.2 million of intangible assets recorded on our balance sheet. We perform annual impairment tests of our goodwill and indefinite-lived intangible assets and more often if indicators of impairment exist.

During 2009, we recorded goodwill impairment charges of $37.5 million. The primary factors contributing to these goodwill impairment charges were lower assumptions for revenue and volume growth in 2009 and beyond and the associated impact on operating cash flow from these reduced projections, and the change in our assumption with respect to the probability of future cash flows from opportunities related to a license agreement. In addition, we determined that certain indefinite-lived trade names and a license agreement were impaired due to downward revisions in estimates of future revenue and cash flows. As a result, we recorded an impairment loss of $1.6 million in 2009 relating to these intangible assets.

We use a number of estimates and assumptions in calculating the estimated fair values of assets in our impairment testing, including future operating cash flow assumptions, future growth rates, future cobalt price assumptions and the weighted average cost of capital.

Factors that could trigger an impairment review outside of the required annual review include the following:

- significant underperformance relative to projected operating results;
- significant changes in estimates of future cash flows from ongoing operations and/or from future opportunities related to current license agreements;
- significant changes in discount rates used in our impairment testing;
- further market capitalization deterioration;
- significant negative industry or economic trends.

Changes in our assumptions and estimates, or continued weakness or further deterioration in the economy, could materially affect the goodwill and intangible asset impairment tests. If any of these factors worsen, we may be required to recognize an additional goodwill and/or intangible asset impairment charge that may be material to our financial condition or results of operations.

WE ARE AT RISK AS A RESULT OF CURRENT CIRCUMSTANCES AND DEVELOPMENTS IN THE DRC.

A substantial amount of our supply of cobalt is sourced from the DRC, a nation that has historically experienced outbreaks of political instability, changes in national and local leadership and financial crisis. The global economic and financial market crisis along with the recent decline in metal prices has impacted the financial condition of the DRC. These factors heighten the risk of changes in the national and local policy towards investors, which, in turn, could result in modification of concessions or contracts, imposition of new and/or retroactive taxes and assessment of penalties, denial of permits or permit renewals or expropriation of assets. GTL has recently experienced an increase in claims by DRC national and local government agencies for additional taxes and customs duties and we cannot predict whether GTL will receive additional claims in the future. Furthermore, if additional claims are received, we cannot predict whether such additional claims will be successful, or, if successful, whether such claims would have a material adverse effect on our business, financial condition or results of operations.

EXTENDED BUSINESS INTERRUPTION AT OUR FACILITIES COULD HAVE AN ADVERSE IMPACT ON OPERATING RESULTS.

Our results of operations are dependent in large part upon our ability to produce and deliver products promptly upon receipt of orders and to provide prompt and efficient service to our customers. Any disruption of our day-to-day operations could have a material adverse effect on our business, customer relations and profitability. Our Kokkola, Finland facility is the primary refining and production facility for our Advanced Materials products. The GTL smelter in the DRC is the primary source for our cobalt raw material feed. Our Cleveland, Ohio facility serves as our corporate headquarters. These facilities are critical to our business, and a fire, flood, earthquake or other disaster or condition that damaged or destroyed any of these facilities could disable them. Any such damage to, or other condition significantly interfering with the operation of these facilities, such as an interruption of our supply lines, would have a material adverse effect on our business, financial condition and results of operations. Our insurance coverage may not be adequate to fully cover these potential risks. In addition, our insurance coverage may become more restrictive and/or increasingly costly, and there can be no assurance that we will be able to maintain insurance coverage in the future at an acceptable cost or at all.

WE ARE AT RISK FROM UNCERTAINTIES IN THE SUPPLY OF UNREFINED COBALT, WHICH IS OUR PRIMARY RAW MATERIAL.

There are a limited number of supply sources for unrefined cobalt. Production problems or political or civil instability in supplier countries, primarily the DRC, Finland and Russia, have from time to time affected and may in the future affect the market price and supply of unrefined cobalt.

In particular, political and civil instability and unexpected adverse changes in laws or regulatory requirements, including with respect to export duties and quotas, may affect the availability of raw materials from the DRC. If a substantial interruption should occur in the supply of unrefined cobalt from the DRC or elsewhere, we may not be able to obtain as much unrefined cobalt from other sources as would be necessary to satisfy our requirements at prices comparable to our current arrangements and our operating results could be adversely impacted.

WE ARE AT RISK FROM FLUCTUATIONS IN THE PRICE OF COBALT AND OTHER RAW MATERIALS.

Unrefined cobalt is the principal raw material we use in manufacturing Advanced Materials products, and the cost of cobalt fluctuates due to changes in the reference price caused by actual or perceived changes in supply and demand, and changes in availability from suppliers. Fluctuations in the price of cobalt have been significant in the past and we believe price fluctuations are likely to occur in the future. The London Metal Exchange ("LME") is scheduled to commence trading in cobalt futures contracts in 2010. We are unable to predict the impact the trading of cobalt futures on the LME will have on cobalt price variability. Our ability to pass increases in raw material costs through to our customers by increasing the selling prices of our products is an important factor in our business. We cannot guarantee that we will be able to maintain an appropriate differential at all times.

We may be required under U.S. GAAP accounting rules to write down the carrying value of our inventory when cobalt and other raw material prices decrease. In periods of raw material metal price declines or declines in the selling prices of our finished products, inventory carrying values could exceed the amount we could realize on sale, resulting in a charge against inventory that could have a material adverse effect on our business, financial condition or results of operations.

THE MAJORITY OF OUR OPERATIONS ARE OUTSIDE THE UNITED STATES, WHICH SUBJECTS US TO RISKS THAT MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

Our business is subject to risks related to the differing legal and regulatory requirements and the social, political and economic conditions of many jurisdictions. In addition to risks associated with fluctuations in foreign exchange rates, risks inherent in international operations include the following:

- potential supply disruptions as a result of political instability, civil unrest or labor difficulties in countries in which we have operations, especially the DRC and surrounding countries;
- agreements may be difficult to enforce, may be subject to government renegotiation, and receivables difficult to collect through a foreign country's legal system;
- Customers in certain regions may have longer payment cycles;
- foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade or investment, including currency exchange controls;
- unexpected adverse changes in foreign laws or regulatory requirements may occur, including with respect to labor, taxation, royalties, divestment, imports, exports, trade regulations, currency and environmental matters; and
- submission to the jurisdiction and judgments of foreign courts or arbitration panels, including judgments that may involve a sovereign nation, may adversely affect our business.

Our overall success as a global business depends, in part, upon our ability to succeed in differing legal, regulatory, economic, social and political conditions. We cannot assure you that we will implement policies and strategies that will be effective in each location where we do business. Furthermore, we cannot be sure that one or more of the foregoing factors will not have a material adverse effect on our business, financial condition or results of operations.

We engage in business in certain countries where the risk of public sector corruption and bribery is high. We have implemented policies and procedures and conducted employee training to assure that our operations are in compliance with anti-bribery laws. If our compliance actions fail, a violation of anti-bribery laws could result in serious penalties, including criminal and civil sanctions. Such sanctions could have a material adverse effect on our business as a whole.

WE MAY EXPERIENCE DIFFICULTIES TRANSITIONING EAGLEPICHER TECHNOLOGIES TO OM GROUP, INC. AND MAY NOT REALIZE THE EXPECTED BENEFITS OF THE ACQUISITION.

The acquisition of EaglePicher Technologies involves the addition of lines of business in which we have not historically engaged and possible differences in corporate cultures and management philosophies that may increase the difficulties of the transition. The transition of EaglePicher Technologies will require the dedication of significant management resources and may temporarily divert management's attention from operational matters. Employee uncertainty and lack of focus during the transition process may also disrupt our businesses. We may lose key personnel from the acquired organization and employees in the acquired organization may be resistant to change and may not adapt well to our corporate structure. The process of transitioning operations could cause an interruption of, or loss of momentum in, the activities of one or more of our businesses.

Achieving the anticipated benefits of the EaglePicher Technologies acquisition will depend in part upon our ability to transition EaglePicher Technologies operations in an efficient and effective manner, and we may be unable to accomplish the transition successfully. Inability to successfully transition the operations of EaglePicher Technologies could adversely affect our results of operations and financial condition.

In addition, there may be liabilities of EaglePicher Technologies that we failed to or were unable to discover during the due diligence investigation and for which we, as a successor owner, may be responsible. Indemnities and warranties obtained from the sellers may not fully cover the liabilities due to limitations in scope, amount or duration, financial limitations of the indemnitor or warrantor or other reasons.

WE INTEND TO CONTINUE TO SEEK ADDITIONAL ACQUISITIONS, BUT WE MAY NOT BE ABLE TO IDENTIFY OR COMPLETE TRANSACTIONS, WHICH COULD ADVERSELY AFFECT OUR STRATEGY.

Our strategy anticipates growth through future acquisitions. However, our ability to identify and consummate any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and our ability to obtain financing. Our success in integrating newly acquired businesses will depend upon our ability to retain key personnel, avoid diversion of management's attention from operational matters, and integrate general and administrative services and key information processing systems. In addition, future acquisitions could result in the incurrence of additional debt, costs and contingent liabilities. Integration of acquired operations may take longer, or be more costly or disruptive to our business, than originally anticipated, and it is also possible that expected synergies from future acquisitions may not materialize. We also may incur costs and divert management attention with regard to potential acquisitions that are never consummated.

There may be liabilities of the acquired companies that we fail to or are unable to discover during the due diligence investigation and for which we, as a successor owner, may be responsible. Indemnities and warranties obtained from the seller may not fully cover the liabilities due to limitations in scope, amount or duration, financial limitations of the indemnitor or warrantor or other reasons.

WE ARE EXPOSED TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES, WHICH MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

We have manufacturing and other facilities in North America, Europe, Asia-Pacific and Africa, and we market our products worldwide. Although a significant portion of our raw material purchases and product sales are transacted in U.S. dollars, liabilities for non-U.S. operating expenses and income taxes are denominated in local currencies. In addition, fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products provided by us in foreign markets where payment for our products is made in the local currency. Accordingly, fluctuations in currency rates may affect our operating results.

WE ARE SUBJECT TO STRINGENT ENVIRONMENTAL REGULATION AND MAY INCUR UNANTICIPATED COSTS OR LIABILITIES ARISING OUT OF ENVIRONMENTAL MATTERS.

We are subject to stringent laws and regulations relating to the storage, handling, disposal, emission and discharge of materials into the environment, and we have expended, and may be required to expend in the future, substantial funds for compliance with such laws and regulations. In addition, we may from time to time be subjected to claims for personal injury, property damages or natural resource damages made by third parties or regulators. Our annual environmental compliance costs were $10.9 million in 2009. In addition, we made capital expenditures of approximately $0.5 million in 2009 in connection with environmental compliance.

As of December 31, 2009, we had reserves of $2.8 million for environmental liabilities. However, given the many uncertainties involved in assessing liability for environmental claims, our current reserves may prove to be insufficient. In addition, our current reserves are based only on known sites and the known contamination on those sites. It is possible that additional remediation sites will be identified in the future or that unknown contamination at previously identified sites will be discovered. This could require us to make additional expenditures for environmental remediation or could result in exposure to claims in the future.

CHANGES IN ENVIRONMENTAL, HEALTH AND SAFETY REGULATORY REQUIREMENTS COULD AFFECT SALES OF OUR PRODUCTS.

New or revised governmental regulations relating to health, safety and the environment may affect demand for our products. For example, the European Union's REACH legislation, which has established a new system to register and evaluate chemicals manufactured in, or imported to, the European Union and requires additional testing, documentation and risk assessments for the chemical industry, could affect our ability to sell certain products. Such new or revised regulations may result in heightened concerns about the chemicals involved and in additional requirements being placed on the production, handling, or labeling of the chemicals and may increase the cost of producing them and/or limit the use of such chemicals or products containing such chemicals, which could lead to a decrease in demand. As a result of these regulations, customers may avoid purchasing some products in favor of perceived "greener," less hazardous or less costly alternatives which could adversely affect sales of our products. Additional new regulations may require us to incur significant additional compliance costs.

OUR RESTRUCTURING ACTIVITIES MAY NOT ACHIEVE THE RESULTS WE ANTICIPATE.

We have undertaken and may continue to undertake organizational restructurings to optimize our asset base, improve operating efficiencies and generate cost savings. In connection with many of these actions we have projected one-time and on-going cost savings. We cannot be certain that we will be able to complete these initiatives as planned or that the estimated operating efficiencies or cost savings from such activities will be fully realized or maintained over time. In addition, we have announced the closure of the Manchester, England manufacturing facility. We may not be successful in migrating our customers from that facility to other facilities. We may make further specific determinations to consolidate, close or sell additional facilities. Possible adverse consequences resulting from the announced restructuring plan or from decisions to restructure additional facilities may include adjustments to existing accruals and/or additional charges related to workforce reductions, including severance and other termination benefits, lease termination obligations, facility decommissioning, demolition and environmental remediation costs and other exit costs.

WE MAY NOT BE ABLE TO RESPOND EFFECTIVELY TO TECHNOLOGICAL CHANGES IN OUR INDUSTRY OR IN OUR CUSTOMERS' PRODUCTS.

Our future business success will depend in part upon our ability to maintain and enhance our technological capabilities, develop and market products and applications that meet changing customer needs and successfully anticipate or respond to technological changes on a cost-effective and timely basis. Our inability to anticipate, respond to or utilize changing technologies could have a material adverse effect on our business, financial condition or results of operations. Moreover, technological and other changes in our customers' products or processes may render some of our specialty chemicals unnecessary, which would reduce the demand for those chemicals.

BECAUSE WE DEPEND ON SEVERAL LARGE CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES, OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED BY ANY DISRUPTION OF OUR RELATIONSHIP WITH THESE CUSTOMERS OR ANY MATERIAL ADVERSE CHANGE IN THEIR BUSINESSES.

We depend on several large customers for a significant portion of our business. In 2009, our top five customers accounted for 26% of our net sales. Sales to Nichia Chemical Corporation represented approximately 16% of net sales in 2009. Any disruption in our relationships with our major customers, including any adverse modification of our agreements with them or the unwillingness or inability of them to perform their obligations under the agreements, could materially affect our business, financial condition or results of operations. In addition, any material adverse change in the financial condition of any of our major customers would have similar adverse effects.

WE OPERATE IN VERY COMPETITIVE INDUSTRIES, WHICH COULD ADVERSELY AFFECT OUR PROFITABILITY.

We have many competitors. Some of our principal competitors have greater financial and other resources and greater brand recognition than we have. Accordingly, these competitors may be better able to withstand changes in conditions within the industries in which we operate and may have significantly greater operating and financial flexibility than we do. As a result of the competitive environment in the markets in which we operate, we currently face and will continue to face pressure on the sales prices of our products from competitors and large customers. With these pricing pressures, we may experience future reductions in the profit margins on our sales, or may be unable to pass on future raw material price or operating cost increases to our customers, which also would reduce profit margins. As we have few long-term commitments from our customers, this competitive environment could give rise to a sudden loss of business.

INDUSTRY CONSOLIDATION BY COMPETITORS MAY LEAD TO INCREASED COMPETITION AND MAY HARM OUR OPERATING RESULTS.

There has been a trend toward industry consolidation in our markets. We believe that industry consolidation among our peers may result in stronger competitors with greater financial and other resources that are better able to compete for customers. This could lead to more variability in operating results and could have a material adverse effect on our business, financial condition or results of operations.

FAILURE TO RETAIN AND RECRUIT KEY PERSONNEL WOULD HARM OUR ABILITY TO MEET KEY OBJECTIVES.

Our key personnel are critical to the management and direction of our businesses. Our future success depends, in large part, on our ability to retain key personnel and other capable management personnel. It is particularly important that we maintain our senior management group that is responsible for implementing our strategic transformation. If we were not able to attract and retain talented personnel and replace key personnel should the need arise, the inability could make it difficult to meet key objectives and disrupt the operations of our businesses.

CHANGES IN EFFECTIVE TAX RATES OR ADVERSE OUTCOMES RESULTING FROM EXAMINATION OF OUR INCOME TAX RETURNS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION OR OPERATING RESULTS.

We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our worldwide provision for income taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by

- earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates
- changes in the valuation of our deferred tax assets and liabilities
- the timing and amount of earnings of foreign subsidiaries that we repatriate to the United States
- changes in the relevant tax, accounting and other laws, regulations, principles and interpretations.

We are subject to tax audits in various jurisdictions, and such jurisdictions may assess additional income tax against us. The final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material adverse effect on our financial condition or results of operations in the period or periods for which that determination is made.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, OR RESULTS OF OPERATIONS.

We rely on U.S. and foreign patents and trade secrets to protect our intellectual property. We attempt to protect and restrict access to our trade secrets and proprietary information, but it may be possible for a third party to obtain our information and develop similar technologies.

If a competitor infringes upon our patent or other intellectual property rights, enforcing those rights could be difficult, expensive and time-consuming, making the outcome uncertain. Even if we are successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be costly and could divert management's attention.

OUR STOCK PRICE MAY CONTINUE TO BE VOLATILE.

Historically, our common stock has experienced substantial price volatility, particularly as a result of changes in metal prices, primarily unrefined cobalt, which is our primary raw material. In addition, the stock market has experienced and continues to experience significant price and volume volatility that has often been unrelated to our operating performance. These broad market fluctuations may adversely affect the market price of our common stock.

WE MAINTAIN CASH BALANCES IN U.S. AND FOREIGN FINANCIAL INSTITUTIONS WHICH COULD ADVERSELY AFFECT OUR LIQUIDITY.

While we monitor the financial institutions with which we maintain accounts, we may not be able to recover our funds in the event that a financial institution fails. As a result, this could adversely affect our ability to fund normal operations or capital expenditures.

THE INSURANCE THAT WE MAINTAIN MAY NOT FULLY COVER ALL POTENTIAL EXPOSURES.

We maintain property, business interruption and casualty insurance but such insurance may not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including liabilities for environmental remediation. We are potentially at risk if one or more of our insurance carriers fail. Additionally, severe disruptions in the domestic and global financial markets could adversely impact the ratings and survival of some insurers. Future downgrades in the ratings of enough insurers could adversely impact both the availability of appropriate insurance coverage and its cost. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Item 1B. Unresolved Staff Comments

The Company has received no written comments regarding its periodic or current reports from the staff of the Securities and Exchange Commission that were issued 180 days or more preceding the end of its 2009 fiscal year and that remain unresolved.

Item 2. Properties

The Company believes that its plants and facilities, which are of varying ages and of different construction types, have been satisfactorily maintained, are suitable for the Company's operations and generally provide sufficient capacity to meet the Company's production requirements. The depreciation lives of fixed assets associated with leases do not exceed the lives of the leases.

The Company's Kokkola, Finland production facility is situated on property owned by Boliden Kokkola Oy. The Company and Boliden Kokkola Oy share certain physical facilities, services and utilities under agreements with varying expiration dates.

Information regarding the Company's primary offices, research and product development, and manufacturing and refining facilities, is set forth below:

Location	Facility Function*	Segment	Approximate Square Feet	Leased/Owned
Africa:				
Lubumbashi, DRC	M	Advanced Materials	116,000	joint venture (55% owned)
North America:				
Cleveland, Ohio	A	Corporate	24,500	Leased
Westlake, Ohio	A, R	Specialty Chemicals	35,200	Owned
Belleville, Ontario	M	Specialty Chemicals	38,000	Owned
Franklin, Pennsylvania	M	Specialty Chemicals	331,500	Owned
South Plainfield, New Jersey	A, R	Specialty Chemicals	18,400	Leased
Los Gatos, California	M, A	Specialty Chemicals	24,912	Leased
Fremont, California	M, A	Specialty Chemicals	16,000	Leased
Maple Plain, Minnesota	M, A, R	Specialty Chemicals	65,000	Owned
Asia-Pacific:				
Kuching, Malaysia	M, A, R,	Specialty Chemicals	55,000	Land-Leased Building - Owned
Tokyo, Japan	A	Advanced Materials	2,300	Leased
Taipei, Taiwan	A	Specialty Chemicals	2,350	Leased
Chung-Li, Taiwan	M, A, R	Specialty Chemicals	88,000	Leased
Suzhou, China	M, A	Specialty Chemicals	85,530	Owned
Wuzhong, Suzhou, China	M, A	Specialty Chemicals	30,000	Leased
Shenzen, China	A, W	Specialty Chemicals	25,000	Leased
Singapore Electronic Chemicals	M, A, R	Specialty Chemicals	57,856	Leased
Singapore UPC	A, W	Specialty Chemicals	70,000	Leased
Europe:				
Manchester, England	M, A, R	Specialty Chemicals	73,300	Owned
Kokkola, Finland	M, A, R	Advanced Materials	470,000	Land-Leased Building - Owned
Glenrothes, Scotland	M, A	Specialty Chemicals	80,000	Owned
Riddings, England	M, A, R	Specialty Chemicals	30,000	Leased
Saint Cheron, France	W	Specialty Chemicals	42,030	Owned
Saint Fromond, France	M, A, R	Specialty Chemicals	99,207	Owned
Rousset Cedex, France	A, W	Specialty Chemicals	14,400	Leased
Castres, France	M, A	Specialty Chemicals	43,000	Owned
Lagenfeld, Germany	A, R	Specialty Chemicals	47,430	Leased

* M — Manufacturing/refining; A — Administrative; R — Research and Development; W — Warehouse

Item 3. Legal Proceedings

The Company is a party to various legal and administrative proceedings incidental to its business. The Company believes that disposition of all suits and claims related to its ordinary course of business should not in the aggregate have a material adverse effect on the Company's financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the Company's 2009 fiscal year.

Executive Officers of the Registrant

The information under this item is being furnished pursuant to General Instruction G of Form 10-K.

There is set forth below the name, age, positions and offices held by each of the Company's executive officers, as well as their business experience during the past five years. Years indicate the year the individual was named to the indicated position.

Joseph M. Scaminace — 56

- Chairman and Chief Executive Officer, August 2005
- Chief Executive Officer, June 2005
- President, Chief Operating Officer and Board Member, The Sherwin-Williams Company 1999 — 2005

Kenneth Haber — 59

- Chief Financial Officer, March 2006
- Interim Chief Financial Officer, November 2005 — March 2006
- Owner and President, G&H Group Company, dba Partners in Success, May 2000 — March 2006

Valerie Gentile Sachs — 54

- Vice President, General Counsel and Secretary, September 2005
- Executive Vice President, General Counsel and Secretary, Jo-Ann Stores, Inc., 2003 — 2005

Stephen D. Dunmead — 46

- Vice President and General Manager, Specialties, January 2006
- Vice President and General Manager, Cobalt Group, August 2003 — January 2006

Gregory J. Griffith — 54

- Vice President, Strategic Planning, Development and Investor Relations, February 2007
- Vice President, Corporate Affairs and Investor Relations, October 2005 — February 2007
- Director of Investor Relations, July 2002 — October 2005

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on the New York Stock Exchange under the symbol "OMG". As of December 31, 2009, the approximate number of record holders of the Company's common stock was 1,300.

The high and low market prices for the Company's common stock for each quarter during the past two years are presented in the table below:

	2009			2008		
	Sales Price		Cash Dividend	Sales Price		Cash Dividend
	High	Low		High	Low	
First quarter	**$24.38**	**$13.90**	**$—**	$66.00	$49.00	$—
Second quarter	**$30.10**	**$18.94**	**$—**	$62.14	$32.65	$—
Third quarter	**$35.97**	**$25.24**	**$—**	$37.84	$20.36	$—
Fourth quarter	**$34.44**	**$26.41**	**$—**	$25.62	$12.20	$—

The Company intends to continue to retain earnings for use in the operation and expansion of the business and therefore does not anticipate paying cash dividends in 2010.

Item 6. Selected Financial Data

(In millions, except per share data)	Year Ended December 31, 2009	2008	2007	2006	2005
Income Statement Data:					
Net sales	**$ 871.7**	$1,736.8	$1,021.5	$ 660.1	$ 617.5
Amounts attributable to OM Group, Inc. common shareholders:					
Income (loss) from continuing operations before cumulative effect of change in accounting principle, net of tax	**$ (19.4)**	$ 134.9	$ 111.5	$ 23.6	$ (12.4)
Income (loss) from discontinued operations, net of tax	**1.5**	0.1	135.4	192.2	49.0
Cumulative effect of change in accounting principle, net of tax	**—**	—	—	0.3	2.3
Net income (loss)	**$ (17.9)**	$ 135.0	$ 246.9	$ 216.1	$ 38.9
Net income (loss) per common share attribuable to OM Group, Inc. — basic:					
Continuing operations	**$ (0.64)**	$ 4.48	$ 3.73	$ 0.80	$ (0.43)
Discontinued operations	**0.05**	—	4.52	6.55	1.71
Cumulative effect of change in accounting principle	**—**	—	—	0.01	0.08
Net income	**$ (0.59)**	$ 4.48	$ 8.25	$ 7.36	$ 1.36
Net income (loss) per common share attribuable to OM Group, Inc. — assuming dilution:					
Continuing operations	**$ (0.64)**	$ 4.45	$ 3.68	$ 0.80	$ (0.43)
Discontinued operations	**0.05**	—	4.47	6.50	1.71
Cumulative effect of a change in accounting principle	**—**	—	—	0.01	0.08
Net income	**$ (0.59)**	$ 4.45	$ 8.15	$ 7.31	$ 1.36
Dividends declared and paid per common share	**$ —**	$ —	$ —	$ —	$ —
Balance Sheet Data:					
Total assets	**$1,444.1**	$1,434.4	$1,469.2	$1,618.2	$1,220.3
Long-term debt, excluding current portion(a)	**$ —**	$ 26.1	$ 1.1	$ 1.2	$ 416.1

(a) Amount in 2006 excludes the $400.0 million of outstanding Notes. On February 2, 2007, the Company notified its noteholders that it had called for redemption all $400.0 million of its outstanding Notes. The Notes were classified as a current liability at December 31, 2006.

Results for 2009 include a $37.5 million goodwill impairment charge, a $12.7 million pre-tax restructuring charge and a $4.7 million pre-tax gain on termination of the retiree medical plan.

Results for 2008 include a $27.7 million pre-tax adjustment to reduce the carrying value of certain inventory to market value, an $8.8 million goodwill impairment charge and a $46.6 million tax benefit related to an election to take foreign tax credits on prior year U.S. tax returns.

Results for 2007 include a pretax and after-tax gain on the sale of the Nickel business of $77.0 million and $72.3 million, respectively. In addition, 2007 results also include a $21.7 million pre-tax charge related to the redemption of the Notes and income tax expense of $45.7 million related to repatriation of cash from overseas primarily as a result of the redemption of the Notes in March 2007.

Results for 2006 include a $12.2 million pre-tax gain related to the sale of common shares of Weda Bay Minerals, Inc. Results for 2006 also include a $3.2 million pre-tax charge for the settlement of litigation related to the former chief executive officer's termination. Income tax expense for 2006 includes $14.1 million to provide additional U.S. income taxes on $384.1 million of undistributed earnings of consolidated foreign subsidiaries in connection with the Company's planned redemption of the Notes in March 2007.

Results for 2005 include $27.5 million of pre-tax income related to the receipt of net insurance proceeds related to shareholder class action and derivative lawsuits, and $4.6 million of pre-tax income related to the mark-to-market of 380,000 shares of common stock issued in connection with the shareholder derivative litigation, both partially offset by an $8.9 million charge related to the former chief executive officer's termination.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report.

General

The Company is a global solutions provider of specialty chemicals, advanced materials, electrochemical energy storage, and technologies crucial to enabling its customers to meet increasingly stringent market and application requirements. The Company believes it is the world's largest refiner of cobalt and producer of cobalt-based specialty products.

The Company is executing a deliberate strategy to grow through continued product innovation, as well as tactical and strategic acquisitions. The strategy is part of a transformational process to leverage the Company's core strengths in developing and producing value-added specialty products for dynamic markets while reducing the impact of metal price volatility on financial results. The strategy is designed to allow the Company to deliver sustainable and profitable volume growth in order to drive consistent financial performance and enhance the Company's ability to continue to build long-term shareholder value.

On January 29, 2010, the Company completed the acquisition of EaglePicher Technologies, LLC from EaglePicher Corporation for approximately $172 million in cash, subject to customary post-closing adjustments. Based in Joplin, Missouri, EaglePicher Technologies is a leader in portable power solutions and energy storage technologies serving aerospace, defense and medical markets and it is developing technologies in advanced power storage to serve alternative energy storage markets. EaglePicher Technologies product offerings can be grouped into two broad categories, proprietary battery products and complementary battery support products that consist of energetic devices, chargers, battery management systems and distributed products. In fiscal year 2009, EaglePicher Technologies recorded revenues of approximately $125 million, of which approximately 60 percent came from its defense business, approximately 33 percent from its aerospace business and the balance from its medical and other businesses. EaglePicher Technologies will operate and be reported in 2010 within a new segment of the Company called Battery Technologies.

Unless indicated otherwise, the discussion contained in Item 7 of the Form 10-K relates solely to the Company's business as of December 31, 2009 and does not include EaglePicher Technologies.

Segments

The Company was organized into two segments during 2009: Advanced Materials and Specialty Chemicals. The Advanced Materials segment consists of inorganics, a smelter joint venture (Groupement pour le Traitement du Terril de Lubumbashi Limited ("GTL")) in the Democratic Republic of Congo (the "DRC") and metal resale. The Specialty Chemicals segment is comprised of Electronic Chemicals, Advanced Organics, Ultra Pure Chemicals ("UPC") and Photomasks.

The Advanced Materials segment manufactures inorganic products using unrefined cobalt and other metals and serves the battery materials, powder metallurgy, ceramic and chemical end markets by providing functional characteristics critical to the success of customers' products. Among other things, these products improve the electrical conduction of rechargeable batteries used in cellular phones, video cameras, portable computers, power tools and hybrid electrical vehicles. The GTL smelter is the Company's primary source of cobalt raw material feed. GTL is consolidated in the Company's financial statements because the Company has a 55% controlling interest in the joint venture.

The Specialty Chemicals segment consists of the following:

> ***Electronic Chemicals:*** Electronic Chemicals develops and manufactures chemicals for the printed circuit board, memory disk, general metal finishing and electronic packaging and finishing markets.
>
> ***Advanced Organics:*** Advanced Organics offers products for the coating and inks, chemical and tire markets.
>
> ***Ultra Pure Chemicals:*** UPC develops and manufactures a wide range of ultra-pure chemicals used in the manufacture of electronic and computer components such as semiconductors, silicon chips, wafers and liquid crystal displays.
>
> ***Photomasks:*** Photomasks manufactures photo-imaging masks (high-purity quartz or glass plates containing precision, microscopic images of integrated circuits) and reticles for the semiconductor, optoelectronics, microelectronics and micro electro mechanical systems industries under the Compugraphics brand name.

Key Factors Affecting Operations

The Company's business is critically connected to both the availability and price of raw materials. The primary raw material used by the Advanced Materials segment is unrefined cobalt. Unrefined cobalt is obtained from three basic sources: primary cobalt mining, as a by-product of another metal — typically copper or nickel, and from recycled material. Cobalt raw materials include ore, concentrate, slag, scrap and metallic feed. The availability of unrefined cobalt is dependent on global market conditions, cobalt prices and the prices of copper and nickel. Also, political and civil instability in supplier countries, variability in supply and worldwide demand, including demand in developing countries such as China, have affected and will likely continue to affect the supply and market price of raw materials. The Company attempts to mitigate changes in availability of raw materials by maintaining adequate inventory levels and long-term supply relationships with a variety of suppliers.

In the first quarter of 2007, the Company entered into five-year supply agreements with Norilsk Nickel for up to 2,500 metric tons per year of cobalt metal, up to 2,500 metric tons per year of crude in the form of cobalt hydroxide concentrate, up to 1,500 metric tons per year of cobalt in the form of crude cobalt sulfate, up to 5,000 metric tons per year of copper in the form of copper cake and various other nickel-based raw materials used in the Company's Electronic Chemicals business. The Norilsk agreements strengthen the Company's supply chain and secure a consistent source of raw materials, providing the Company with a stable supply of cobalt metal. Complementary geography and operations shorten the supply chain and allow the Company to leverage its cobalt-based refining and chemicals expertise with Norilsk's cobalt mining and processing capabilities. The Company's supply of cobalt is principally sourced from the DRC, Russia and Finland. The majority of the Company's unrefined cobalt is derived from GTL and Norilsk.

The cost of the Company's raw materials fluctuates due to changes in the cobalt reference price, actual or perceived changes in supply and demand of raw materials and changes in availability from suppliers. The Company attempts to pass through to its customers increases in raw material prices, and certain sales contracts and raw material purchase contracts contain variable pricing that adjusts based on changes in the price of cobalt. During periods of rapidly changing metal prices, however, there may be price lags that can impact the short-term profitability and cash flow from operations of the Company both positively and negatively. Fluctuations in the price of cobalt have historically been significant and the Company believes that cobalt price fluctuations are likely to continue in the future. Reductions in the price of raw materials or declines in the selling prices of the Company's finished goods can result in the Company's inventory carrying value being written down to a lower market value, as occurred in the fourth quarter of 2008.

The Company has manufacturing and other facilities in North America, Europe, Africa and Asia-Pacific, and markets its products worldwide. Although a significant portion of the Company's raw material purchases and product sales are based on the U.S. dollar, sales at certain locations, prices of certain raw materials, non-U.S. operating expenses and income taxes are denominated in local currencies. As such, the Company's results of operations are subject to the variability that arises from exchange rate movements. The primary currencies that contribute to the Company's foreign currency rate exposure are the European Union Euro, the British Pound Sterling, the Japanese Yen, the Taiwanese Dollar and the Congolese Franc. In addition, fluctuations in exchange rates may affect product demand and profitability in U.S. dollars of products provided by the Company in foreign markets in cases where payments for its products are made in local currency. Accordingly, fluctuations in currency prices affect the Company's operating results.

Executive Overview

The deterioration of the global economy affected all of the Company's businesses during 2009. Customer de-stocking, primarily during the first half of 2009, and weakness in end-market demand reduced the volumes of products sold by all of the Company's businesses. This reduced volume, together with lower cobalt prices, had a significant adverse impact on the Company's operating results during 2009 compared with 2008. As discussed below, the Company's net sales and gross profit in 2009 were each approximately 50% of the respective 2008 amounts and the Company had an operating loss in 2009.

Cobalt prices continued to affect the Advanced Materials segment. The average reference price of low-grade cobalt listed in the trade publication *Metal Bulletin* was $46.19 and $45.93 in the first and second quarters of 2008, respectively, prior to a significant decline during the second half of 2008. Following this decline, the average reference price during the four 2009 quarterly periods ranged from a low of $13.37 to a high of $18.35. The lower level of the average reference price in 2009 compared with 2008 resulted in lower product selling prices in 2009. In addition, overall cobalt volume declined in 2009 compared to 2008. Demand for fine powders in powder metallurgy applications weakened significantly in 2009 as a result of customer de-stocking, primarily during the first half of 2009, and sharply declining demand in the automotive, construction and mining sectors. The rechargeable battery market has been impacted by decreased demand for portable consumer electronics. The chemical, ceramic and pigment markets also experienced decreased demand as compared with 2008. On a sequential basis, Advanced Materials experienced increased demand across all end markets in the second half of 2009 compared with the first half of 2009.

The deterioration in the global economy also negatively impacted Specialty Chemicals. Global demand for tires, coatings and chemicals slowed significantly near the end of the fourth quarter of 2008 and remained slow throughout 2009. The printed circuit board, semiconductor and electronics-related markets also have experienced decreased demand compared with 2008. However, demand in the second half of 2009 improved compared with the first half of 2009 in the key end markets of its Electronic Chemicals, Advanced Organics and UPC businesses.

In 2009, the Company recorded net goodwill impairment charges of $37.5 million related to its Advanced Organics, UPC and Photomasks businesses and restructuring charges totaling $12.7 million related to its Advanced Organics business. As discussed below, the Company has initiated a restructuring for the carboxylate portion of its Advanced Organics business to better align the cost structure and asset base to industry conditions resulting from weak customer demand, commoditization of the products and overcapacity.

The Company has taken steps to attempt to mitigate the impact of the current economic downturn. In addition to the restructuring of the carboxylate portion of the Advanced Organics business, it has reducing spending, eliminated 2009 discretionary salary increases, implemented headcount reductions, delayed capital projects and engaging in continuing efforts to reduce working capital. During 2009, the Company also repaid the outstanding balance under its revolving credit agreement and continued to generate cash from operations, resulting in a strong cash position of $355.4 million and no debt outstanding at December 31, 2009.

Consolidated Operating Results for 2009, 2008 and 2007

Set forth below is a summary of the Statements of Consolidated Operations for the years ended December 31,

(Millions of dollars & percent of net sales)	2009		2008		2007	
Net sales	**$ 871.7**		$1,736.8		$1,021.5	
Cost of products sold (excluding restructuring charges)	**693.9**		1,384.3		708.3	
Restructuring charges	**12.0**		—		—	
Gross profit	**165.8**	**19.0%**	352.5	20.3%	313.2	30.7%
Selling, general and administrative expenses	**133.3**	**15.3%**	166.1	9.6%	117.0	11.5%
Goodwill impairment, net	**37.5**		8.8		—	
Restructuring charges	**0.7**		—		—	
Gain on termination of retiree medical plan	**(4.7)**		—		—	
Operating profit (loss)	**(1.0)**	**−0.1%**	177.6	10.2%	196.2	19.2%
Other income (expense), net	**(0.1)**		(5.3)		2.0	
Income tax expense	**(20.9)**		(16.1)		(76.3)	
Income from continuing operations, net of tax	**(22.0)**		156.2		121.9	
Discontinued operations:						
Income from discontinued operations, net of tax	**1.5**		0.1		63.1	
Gain on sale of discontinued operations, net of tax	**—**		—		72.3	
Total income from discontinued operations, net of tax	**1.5**		0.1		135.4	
Consolidated net income (loss)	**(20.5)**		156.3		257.3	
Net (income) loss attributable to noncontrolling interest	**2.6**		(21.3)		(10.4)	
Net income (loss) attributable to OM Group, Inc. common shareholders	**$ (17.9)**		$ 135.0		$ 246.9	
Earnings per common share — basic:						
Income (loss) from continuing operations attributable to OM Group, Inc. common shareholders	**$ (0.64)**		$ 4.48		$ 3.73	
Income from discontinued operations attributable to OM Group, Inc. common shareholders	**0.05**		—		4.52	
Net income (loss) attributable to OM Group, Inc. common shareholders	**$ (0.59)**		$ 4.48		$ 8.25	
Earnings per common share — assuming dilution:						
Income (loss) from continuing operations attributable to OM Group, Inc. common shareholders	**$ (0.64)**		$ 4.45		$ 3.68	
Income from discontinued operations attributable to OM Group, Inc. common shareholders	**0.05**		—		4.47	
Net income (loss) attributable to OM Group, Inc. common shareholders	**$ (0.59)**		$ 4.45		$ 8.15	
Weighted average shares outstanding						
Basic	**30,244**		30,124		29,937	
Assuming dilution	**30,244**		30,358		30,276	
Amounts attributable to OM Group, Inc. common shareholders:						
Income (loss) from continuing operations, net of tax	**$ (19.4)**		$ 134.9		$ 111.5	
Income from discontinued operations, net of tax	**1.5**		0.1		135.4	
Net income (loss)	**$ (17.9)**		$ 135.0		$ 246.9	

2009 Compared with 2008

The following table identifies, by segment, the components of change in net sales in 2009 compared with 2008:

(In millions)	
2008 Net Sales	$1,736.8
Decrease in 2009 from:	
Advanced Materials	(720.0)
Specialty Chemicals	(144.9)
Intersegment items	(0.2)
2009 Net Sales	**$ 871.7**

Net sales decreased $865.1 million, or 50%, primarily due to a $398.7 million decrease from lower product selling prices in the Advanced Materials segment, which resulted from a decrease in the average cobalt reference price in 2009 compared with 2008, and a $169.0 million decrease from the resale of cobalt metal. The weak economy drove decreases in volume in both Advanced Materials ($122.0 million) and Specialty Chemicals ($107.8 million) as a result of weak end-market demand and customer de-stocking. Advanced Materials copper by-product sales also were lower ($28.6 million) due to the lower average copper price and decreased volume in 2009 compared with 2008. Unfavorable selling prices and sales mix ($24.1 million) and currency impact ($14.3 million) also negatively impacted net sales in Specialty Chemicals.

During 2009, the Company announced and began to implement a restructuring plan of the carboxylate portion of its Advanced Organics business to better align the cost structure to industry conditions resulting from weak customer demand and overcapacity. The restructuring plan provides for exiting the Manchester, England manufacturing facility by mid-2010 and disposing of the fixed assets located in the Manchester facility, as well as smaller workforce reductions at other facilities. The restructuring plan does not involve the discontinuation of any material product lines or other functions for the Advanced Organics business as a whole. The Company recorded charges totaling $12.7 million in 2009 in connection with the restructuring during that period. As a result of this restructuring program, the Company expects net assets employed will be reduced by $15.7 million through a combination of fixed asset and net working capital reductions.

Gross profit decreased to $165.8 million in 2009, compared with $352.5 million in 2008. The largest factor affecting the $186.7 million decrease in gross profit was the change in the average cobalt reference price during 2008 and 2009. The average cobalt reference price rose from $40.00 at the beginning of 2008 to near $50.00 by the end of the first quarter and averaged $45.93 and $32.54 per pound in the second and third quarters of 2008, respectively, before dropping to an average of $20.81 per pound in the fourth quarter of 2008. The average reference price of cobalt was $13.37, $14.44, $17.30 and $18.35 in the first, second, third and fourth quarters of 2009, respectively. As a result, 2008 benefited from higher product selling prices due to the high average reference price for cobalt during the first half of 2008 and the favorable effect of a rising cobalt price environment during that period, which resulted in the sale at higher selling prices of products manufactured using lower cost cobalt raw materials. This set of circumstances did not exist during 2009, which included a lower and more stable price environment. The impact of the changing reference price reduced gross profit by $156.9 million in 2009 compared with 2008. As a result of the rapid and significant decline in the cobalt reference price during the second half of 2008, and in particular in the fourth quarter, 2008 results include a $27.7 million charge ($20.7 in Advanced Materials and $7.0 million in Specialty Chemicals) to reduce the carrying value of certain inventories to market value. Also impacting the Advanced Materials segment gross profit was decreased volume ($51.9 million) and a decrease in profit associated with copper by-product sales ($7.2 million). Advanced Materials was favorably impacted by a $23.7 million reduction in manufacturing and distribution expenses due primarily to reduced volume and the Company's profit enhancement initiatives that included reductions in discretionary spending, headcount reductions, and decreased employee incentive compensation; and lower process-based material costs ($15.2 million). In the Specialty Chemicals segment, decreased volume and restructuring charges reduced gross profit by $36.8 million and $12.0 million, respectively. Specialty Chemicals was favorably impacted by a $12.6 million reduction in manufacturing and distribution expenses due primarily to the reduced volume and the Company's profit enhancement initiatives described above. The decrease in gross profit as a percentage of net sales (19.0% in 2009 versus 20.3% in 2008) was primarily due to the favorable effect of higher cobalt selling prices in 2008 partially offset by the $27.7 million inventory adjustment, as compared with the conditions that existed during 2009, which included the $12.0 million restructuring charge and fixed expenses spread over lower sales revenues.

Selling, general and administrative expenses ("SG&A") decreased to $133.3 million in 2009 compared with $166.1 million in 2008. The decline in SG&A was primarily attributable to overall reduced spending due to reduced volume and the Company's profit enhancement initiatives, including headcount reductions and decreased employee incentive compensation. The increase in SG&A as a percentage of net sales (15.3% in 2009 versus 9.6% in 2008) was due to SG&A expenses being spread over lower net sales.

In 2009, the Company recorded a non-cash charge totaling $37.5 million in the Specialty Chemicals segment for the impairment of goodwill related to the Advanced Organics, UPC and Photomasks businesses. (The charge is net of a $4.1 million adjustment to the estimated goodwill impairment charge of $8.8 million taken in the fourth quarter of 2008 related to the UPC reporting unit as a result of the Company finalizing its impairment analysis in the first quarter of 2009.) See Note 7 to the Consolidated Financial Statements in this Form 10-K for further discussion of the goodwill impairment charges.

The Company recognized a $4.7 million gain in 2009 on the termination of its retiree medical plan. As a result of the termination, the accumulated postretirement benefit obligation has been eliminated. The gain is included as a reduction of Corporate expenses.

The change in operating profit (loss) for 2009 compared with 2008 was due to the factors discussed above, primarily changes in cobalt price, reduced volumes and goodwill impairment charges, partially offset by cost reductions. The following table identifies, by segment, the components of change in operating profit (loss) for 2009 compared with 2008:

(In millions)	
2008 Operating Profit	$ 177.6
Increase (decrease) in 2009 from:	
Advanced Materials	(150.2)
Specialty Chemicals	(38.2)
Corporate	10.2
Intersegment items	(0.4)
2009 Operating Loss	**$ (1.0)**

Other income (expense), net for 2009 was expense of $0.1 million compared with expense of $5.3 million in 2008. The following table summarizes the components of Other income (expense), net:

	Year Ended December 31,		
	2009	**2008**	**Change**
(In thousands)			
Interest expense	**$(689)**	$(1,597)	$ 908
Interest income	**928**	1,920	(992)
Foreign exchange gain (loss)	**(21)**	(3,744)	3,723
Other expense, net	**(292)**	(1,913)	1,621
	$ (74)	$(5,334)	$5,260

The change in income (loss) from continuing operations before income tax expense for 2009 compared with 2008 was due to the factors discussed above, primarily the impact of the decline in the cobalt reference price, the negative impact on demand caused by the deterioration of the global economy, the goodwill and intangible asset impairment charges and the restructuring charge.

Income tax expense in 2009 was $20.9 million on pre-tax loss of $1.1 million, resulting in a negative tax rate, compared to income tax expense in 2008 of $16.1 million on pre-tax income of $172.3 million, or 9.3%. During 2009, the Company recorded discrete tax expense items totaling $10.2 million, which included $9.2 million related to GTL in the DRC, (of which the Company's share is 55%). Also in 2009, the Company recorded goodwill and intangible asset impairment charges totaling $39.1 million, which are not deductible for tax purposes. Adjusting the pretax loss for the impairment charges and excluding the special tax items, the Company's effective income tax rate would have been 28.2% for 2009. This effective tax rate is lower than the U.S. statutory rate due primarily to income earned in foreign tax jurisdictions with lower statutory tax rates than the U.S. (primarily Finland), and a tax holiday in Malaysia, offset by income earned in foreign tax jurisdictions with higher statutory rates than the US, principally the DRC. During 2008, the Company completed an analysis of foreign tax credit positions and recorded a $46.6 million tax benefit related to an election to take foreign tax credits on prior year U.S. tax returns. Excluding the tax benefit related to the foreign tax credits, the Company's effective income tax rate would have been 36.4% for 2008. In 2008, the effective tax rate, excluding the foreign tax credit noted above, was higher than the U.S. statutory rate due to several factors: the non-deductible goodwill impairment charge, the cost of repatriating foreign earnings and the ability to recognize tax benefits for only a portion of U.S. losses.

Income from discontinued operations in 2009 of $1.5 million was primarily due to the reversal of a $2.0 million tax contingency accrual partially offset by translation adjustments of retained liabilities of businesses sold denominated in a foreign currency.

Net (income) loss attributable to noncontrolling interest relates to the Company's 55%-owned smelter joint venture in the DRC. Since the joint venture is consolidated, the noncontrolling interest is included in income from continuing operations. Net loss attributable to noncontrolling interest of $2.6 million in 2009 compared with net income attributable to noncontrolling interest of $21.3 million in 2008. The change was due to the unfavorable impact of lower cobalt prices, decreased deliveries and increased tax expense in 2009 compared with 2008.

Income (loss) from continuing operations attributable to OM Group, Inc. was a loss of $19.4 million, or $0.64 per diluted share in 2009, compared with income of $134.9 million, or $4.45 per diluted share in 2008, due primarily to the aforementioned factors.

Net income (loss) attributable to OM Group, Inc. was a loss of $17.9 million, or $0.59 per diluted share, in 2009, compared with income of $135.0 million, or $4.45 per diluted share, in 2008. The decrease was due primarily to the aforementioned factors.

2008 Compared with 2007

The following table identifies, by segment, the components of change in net sales in 2008 compared with 2007:

(In millions)	
2007 Net Sales	$1,021.5
Increase in 2008 from:	
Advanced Materials	470.5
Specialty Chemicals	242.8
Intersegment items	2.0
2008 Net Sales	**$1,736.8**

Net sales increased to $1,736.8 million in 2008 from $1,021.5 million in 2007. The $715.3 million increase was due to a number of factors. Higher product selling prices in the Advanced Materials segment, which resulted principally from an increase in the average cobalt reference price in 2008 compared with 2007, contributed $263.9 million to the overall increase. In the Specialty Chemicals segment, the 2007 Acquisitions contributed $264.0 million in 2008. The remaining increase in net sales was primarily due to a $148.6 million increase from the resale of cobalt metal; increased volumes in the Advanced Materials segment, which contributed $60.2 million; and favorable pricing in the Specialty Chemicals segment, which contributed $41.6 million. These increases were partially offset by decreased volumes ($57.9 million) in the Specialty Chemicals segment primarily due to decreased demand, especially in the fourth quarter of 2008.

Gross profit increased to $352.5 million in 2008, compared with $313.2 million in 2007. The $39.3 million increase in gross profit was due to a number of factors. The 2007 Acquisitions contributed $62.9 million in gross profit in 2008. Also impacting the Specialty Chemicals segment was improved pricing ($10.0 million) partially offset by unfavorable volume ($19.5 million) and inventory charges ($7.0 million) to reduce the carrying value of certain inventory to market value. In the Advanced Materials segment, improved volume ($26.4 million) and price ($9.1 million) were offset by inventory charges ($20.7 million) to reduce the carrying value of certain inventory to market value, an unfavorable currency impact ($11.4 million) and increased distribution/manufacturing and non-cobalt raw material costs ($11.3 million). The decrease in gross profit as a percentage of sales (20.3% in 2008 versus 30.7% in 2007) was primarily due to the effect of the rapid decline in the cobalt reference price during the second half of 2008 (including the $20.7 million inventory adjustment), which resulted in lower gross profit from the sale of finished goods manufactured using higher cost cobalt raw materials purchased prior to and during the price decline.

Cobalt prices declined significantly during the second half of 2008. Cobalt price plays an important role in determining the profitability of the Company due to the length of the cobalt supply chain. In a rising price environment, the Company benefits through higher selling prices relative to raw material costs, both of which are dependent upon the prevailing cobalt price at the time. Conversely, a falling price environment challenges the Company as product selling prices could fall below inventory carrying costs. During 2008, cobalt prices fluctuated significantly. The reference price of low grade cobalt listed in the trade publication, *Metal Bulletin*, rose from $40.00 at the beginning of 2008 to near $50.00 by the end of the first quarter. During the second half of the year, the reference price decreased from $40.75 at June 30, 2008 to an average of $32.54 per pound in the third quarter of 2008, an average of $20.81 per pound in the fourth quarter of 2008, ending the year at $10.50 per pound.

In the fourth quarter of 2008, the Company recorded a non-cash charge totaling $8.8 million in the Specialty Chemicals segment for the impairment of goodwill related to the Ultra Pure Chemicals business. The charge reduced a portion of the goodwill recorded in connection with the 2007 REM acquisition.

SG&A increased to $166.1 million in 2008, compared with $117.0 million in 2007. The $49.1 million increase was primarily due to $46.5 million of REM and Borchers SG&A expenses, including amortization expense of $6.3 million on acquired intangibles. SG&A was also impacted by increased administrative expenses ($8.0 million) and the unfavorable impact of the weaker U.S. dollar ($2.0 million). The increase in administrative expenses was primarily due to increased information technology and travel costs associated with the 2007 Acquisitions integration and Enterprise Resource Planning ("ERP") system implementation ($5.0 million) in Specialty Chemicals. These increases were partially offset by a $4.6 million decrease in expenses related to the environmental remediation liability for the Company's closed Newark, New Jersey site. In addition, SG&A expenses in 2007 included $3.2 million for legal fees incurred by Specialty Chemicals for a lawsuit the Company filed related to the use by a third-party of proprietary information. The lawsuit was settled in the third quarter of 2007. SG&A was also impacted by a $1.5 million increase in corporate expenses in 2008 compared with 2007, primarily due to an increase in professional services fees and employee incentive and share-based compensation expense.

The following table identifies, by segment, the components of change in operating profit for 2008 compared with 2007:

(In millions)	
2007 Operating Profit	$196.2
Increase (decrease) in 2008 from:	
Advanced Materials	(9.1)
Specialty Chemicals	(7.0)
Corporate	(1.7)
Intersegment items	(0.8)
2008 Operating Profit	**$177.6**

The decrease in operating profit for 2008, compared with operating profit in 2007, was due to the factors discussed above.

Other income (expense), net for 2008 was $5.3 million of expense compared with income of $2.0 million in 2007. The following table summarizes the components of Other income (expense), net:

(In thousands)	Year Ended December 31, 2008	Year Ended December 31, 2007	Change
Interest expense	**$(1,597)**	$ (7,820)	$ 6,223
Loss on redemption of Notes	**—**	(21,733)	21,733
Interest income	**1,920**	19,396	(17,476)
Interest income on Notes receivable from joint venture partner	**—**	4,526	(4,526)
Foreign exchange gain (loss)	**(3,744)**	8,100	(11,844)
Other expense, net	**(1,913)**	(449)	(1,464)
	$(5,334)	$ 2,020	$ (7,354)

The $6.2 million decrease in interest expense and the Loss on redemption of Notes in 2007 were primarily due to the redemption, on March 7, 2007, of $400 million of 9.25% Senior Subordinated Notes due 2011 (the "Notes"). The decrease in interest income and the foreign exchange loss in 2008 both relate to the higher average cash balances earning interest throughout 2007, before $337 million of existing cash was used in the fourth quarter of 2007 to fund the 2007 Acquisitions. Interest income in 2007 also includes $4.5 million related to the notes receivable from the 25% minority shareholder in the joint venture in the DRC (See Note 1 to the Consolidated Financial Statements in this Form 10-K). In addition, certain cash balances were held in foreign currencies during 2007, generating foreign exchange gains due primarily to the strengthening of the euro against the U.S. dollar during that period. See additional discussion below under "Liquidity and Capital Resources."

Income tax expense in 2008 was $16.1 million on pre-tax income of $172.3 million, or 9.3%, compared with income tax expense in 2007 of $76.3 million on pre-tax income of $198.3 million, or 38.5%. During 2008, the Company completed an analysis of foreign tax credit positions and recorded a $46.6 million tax benefit related to an election to take foreign tax credits on prior year U.S. tax returns. The benefit related to the foreign tax credits was $1.54 per diluted share in 2008. As originally filed, such returns claimed these amounts as deductions rather than foreign tax credits because the Company was in a net operating loss carryover position in the U.S. during those years. However, due to income taxes paid in the U.S. in connection with the 2007 repatriation of foreign earnings, the Company is able to utilize these foreign tax credits previously taken as deductions. The $46.6 million tax benefit includes interest income of $0.6 million, a $0.6 million reduction of a penalty related to underpayment of 2007 estimated taxes and is net of a valuation allowance of $1.5 million on deferred tax assets as to which the Company believes it is more likely than not it will be unable to realize as a result of its election to claim the foreign tax credits. Excluding the tax benefit related to the foreign tax credits, the Company's effective income tax rate would have been 36.4% for 2008. In 2008, the effective tax rate, excluding the discrete item noted above, was higher than the U.S. statutory rate due to several factors: the non-deductible goodwill impairment charge, the cost of repatriating foreign earnings and the ability to recognize tax benefits for only a portion of U.S. losses. Income tax expense in 2007 includes $45.7 million of expense for the repatriation of foreign earnings in the first quarter of 2007, partially offset by a $7.6 million income tax benefit related to the $21.7 million loss on redemption of the Notes. Excluding these discrete items, the effective income tax rate would have been 17.3% in 2007. Excluding the discrete items discussed above, the effective income tax rate was lower than the U.S. statutory rate in 2007 due primarily to income earned in foreign tax jurisdictions with lower statutory tax rates than the U.S. (primarily Finland), a tax holiday in Malaysia, and the recognition of tax benefits for U.S. losses.

Net income attributable to noncontrolling interest of $21.3 million in 2008 compared with net income attributable to noncontrolling interest of $10.4 million in 2007. The increase was primarily due to higher average cobalt prices and increased deliveries in 2008 compared with 2007.

Income from continuing operations attributable to OM Group, Inc. was $134.9 million, or $4.48 per diluted share in 2008 compared with $111.5 million, or $8.15 per diluted share in 2007, due primarily to the aforementioned factors.

Income from discontinued operations for 2007 was primarily related to the operations of the Nickel business. Total income from discontinued operations for 2007 also included the $72.3 million gain on the sale of the Nickel business.

Net income attributable to OM Group, Inc. was $135.0 million, or $4.45 per diluted share, in 2008 compared with $246.9 million, or $8.15 per diluted share, in 2007, due primarily to the aforementioned factors.

Segment Results and Corporate Expenses

Advanced Materials

For the year ended December 31,

(Millions of dollars)	2009	2008	2007
Net sales	**$472.4**	$1,192.4	$721.9
Operating profit	**$ 53.3**	$ 203.5	$212.6

The following table reflects the volumes in the Advanced Materials segment:

	2009	2008	2007
Volumes			
Sales volume — metric tons*	**27,073**	31,450	25,432
Cobalt refining volume — metric tons	**8,962**	9,639	9,158

* Sales volume includes cobalt metal resale and copper by-product sales.

The following table summarizes the percentage of sales dollars by end market for the year ended December 31,

	2009	2008	2007
Battery Materials	**49%**	46%	43%
Chemical	**14%**	12%	14%
Powder Metallurgy	**7%**	11%	12%
Ceramics	**4%**	4%	6%
Other*	**26%**	27%	25%

* Other includes cobalt metal resale and copper by-product sales.

The following table summarizes the percentage of sales dollars by region for the year ended December 31,

	2009	2008	2007
Americas	**9%**	9%	14%
Asia	**55%**	49%	51%
Europe	**36%**	42%	35%

The following table summarizes the average quarterly reference price per pound of low grade cobalt (as published in Metal Bulletin magazine):

	2009	2008	2007
First Quarter	**$13.37**	$46.19	$25.82
Second Quarter	**$14.44**	$45.93	$28.01
Third Quarter	**$17.30**	$32.54	$25.84
Fourth Quarter	**$18.35**	$20.81	$32.68
Full Year	**$15.90**	$36.58	$27.99

The following table summarizes the average quarterly London Metal Exchange ("LME") price per pound of copper:

	2009	2008	2007
First Quarter	**$1.56**	$3.52	$2.69
Second Quarter	**$2.12**	$3.83	$3.47
Third Quarter	**$2.65**	$3.49	$3.50
Fourth Quarter	**$3.01**	$1.80	$3.28
Full Year	**$2.34**	$3.16	$3.52

2009 Compared with 2008

Net Sales

The following table identifies the components of change in net sales:

(In millions)	
2008 Net Sales	$1,192.4
Increase (decrease) in 2009 from:	
Selling price	(398.7)
Cobalt metal resale	(169.0)
Volume	(122.0)
Copper (price and volume)	(28.6)
Other	(1.7)
2009 Net Sales	**$ 472.4**

The net sales decreases in 2009 were due primarily to decreased product selling prices that resulted from a decrease in the average cobalt reference price. Cobalt metal resale was also negatively impacted by the decrease in the cobalt price. Weak worldwide economic conditions drove decreases in volume, which impacted all end markets including cobalt metal resale. Copper by-product sales were lower due to the lower average copper price and decreased volume in 2009 compared with 2008.

Operating Profit

The following table identifies the components of change in operating profit:

(In millions)	
2008 Operating Profit	$ 203.5
Increase (decrease) in 2009 from:	
2008 Lower of cost or market inventory charge	20.7
Price (including cobalt metal resale)	(156.9)
Volume (including cobalt metal resale)	(51.9)
Copper by-product (price and volume)	(7.2)
Other by-product (price and volume)	(5.7)
Process-based material costs	15.2
2008 Loss on cobalt forward purchase contract	2.7
Foreign currency	5.3
Reductions in manufacturing and distribution expenses	23.7
Reductions in SG&A expenses	8.0
Other	(4.1)
2009 Operating Profit	**$ 53.3**

The decrease in operating profit in 2009 compared to 2008 was primarily due to unfavorable cobalt pricing as 2008 benefited from higher product selling prices due to the high average reference price for cobalt during 2008 and the favorable effect of a rising cobalt price environment during the first half of 2008, which resulted in the sale at higher selling prices of products manufactured using lower cost cobalt raw materials. This set of circumstances did not exist during 2009, which included a lower and more stable price environment. Operating profit was also impacted by decreased volume as the deterioration of the global economy resulted in weak demand in all end markets. However, on a sequential basis, operating profit increased from $11.4 million in the first half of 2009 to $41.9 million in the second half of 2009, due to increased demand across all end markets and the favorable effect of a rising cobalt price environment. The decrease in profit associated with copper by-product sales in 2009 compared to 2008 was due to both lower price and decreased volume associated with differences in raw material mix. These items were partially offset by decreased manufacturing and distribution and SG&A expenses, lower process-based material costs and a favorable currency impact. Manufacturing and distribution and SG&A expenses decreased primarily due to overall reduced spending in response to the weak global economic conditions including reductions in discretionary spending, headcount reductions, and decreased employee incentive compensation. The favorable currency impact was primarily the result of the stronger U.S. Dollar against the Euro in 2009 compared to 2008.

2008 Compared with 2007

Net Sales

Net sales increased to $1,192.4 million in 2008 from $721.9 million in 2007. As discussed under "Consolidated Operating Results for 2009, 2008, and 2007") above, the net sales increase in 2008 was due primarily to increased product selling prices resulting from an increase in the average cobalt reference price, increased cobalt metal resale and increased volume. In 2008, copper by-product sales contributed an additional $11.4 million to net sales, primarily due to increased volume. The increase in cobalt metal resale in 2008 compared with 2007 reflects increased volume and the increase in the average cobalt reference price. Increased volume resulted primarily from sales of metal received under the five-year supply agreement with Norilsk. This agreement was entered into in the first quarter of 2007; however, the Company did not receive regular deliveries of cobalt metal until the second half of 2007.

In connection with the sale of the Nickel business to Norilsk, the Company entered into two-year agency and distribution agreements for certain specialty nickel salts products. Under these agreements, the Company now acts as a distributor of these products on behalf of Norilsk and records the related commission revenue on a net basis. Prior to March 1, 2007, the Company was the primary obligor for sales of certain specialty nickel salts products and recorded the sales revenue on a gross basis. This change resulted in a $15.9 million decrease in net sales in 2008 compared with 2007.

Operating Profit

The $9.1 million decrease in operating profit in 2008 compared with 2007 was due to inventory charges ($20.7 million) to reduce the carrying value of certain inventory to market value, an unfavorable currency impact ($13.7 million), increased manufacturing and non-cobalt raw material costs ($11.3 million) and a $2.2 million increase in SG&A due to an increase in administrative expenses. These decreases were partially offset by improved volume ($26.4 million) (including metal resale and excluding copper by-product and specialty nickel salts), favorable pricing ($9.1 million) and increased copper by-product sales ($2.0 million).

Specialty Chemicals Segment

For the year ended December 31,

(Millions of dollars)	2009	2008	2007
Net sales	**$401.8**	$546.7	$303.9
Operating profit (loss)	**$ (27.0)**	$ 11.2	$ 18.2

The following table summarizes the percentage of sales dollars by end market for the year ended December 31,

	2009	2008	2007
Semiconductor	**27%**	24%	3%
Coatings	**18%**	18%	20%
Tire	**11%**	14%	23%
Printed Circuit Boards	**20%**	17%	2%
Memory Disk	**10%**	10%	26%
Chemical	**9%**	11%	17%
General Metal Finishing	**2%**	2%	4%
Other	**3%**	4%	5%

The following table summarizes the percentage of sales dollars by region for the year ended December 31,

	2009	2008	2007
Americas	**28%**	29%	32%
Asia	**44%**	39%	43%
Europe	**28%**	32%	25%

The following table reflects the volumes in the Specialty Chemicals segment for the year ended December 31,

	2009	2008	2007
Volumes			
Advanced Organics sales volume — metric tons*	**21,787**	28,956	30,272
Electronic Chemicals sales volume — gallons (thousands)**	**8,994**	11,270	7,278
Ultra Pure Chemicals sales volume — gallons (thousands)	**4,564**	5,152	n/a
Photomasks — number of masks	**27,065**	27,834	n/a

* 2007 sales volumes include volume related to Borchers as of the acquisition date, October 1, 2007.

** 2007 sales volumes do not include volume related to the REM PCB business, which was acquired on December 31, 2007.

Net Sales

The following table identifies the components of change in net sales:

(In millions)	
2008 Net Sales	$ 546.7
Increase (decrease) in 2009 from:	
Volume	(107.8)
Selling price/mix	(24.1)
Foreign currency	(14.3)
Other	1.3
2009 Net Sales	**$ 401.8**

The $144.9 million decrease in net sales in 2009 compared to 2008 was primarily due to decreased volume. Volumes were down across all end markets due to customers' inventory de-stocking, primarily during the first half of 2009, and weak demand as a result of the global economic conditions. Unfavorable selling prices, sales mix and the stronger U.S. dollar also negatively impacted net sales.

Operating Profit
The following table identifies the components of change in operating profit:

(In millions)		
2008 Operating Profit		$ 11.2
2008 Goodwill impairment		8.8
2008 Intangible asset impairment charge		0.2
2008 Lower of cost or market inventory charge		7.0
Increase (decrease) in 2009 from:		
Volume	(36.8)	
Price/Mix	0.7	
Reductions in manufacturing and distribution expenses	12.6	
Reductions in selling, general and administrative expenses	17.6	
Foreign currency	4.4	
Other	(0.9)	
		(2.4)
2009 Goodwill impairment, net		(37.5)
2009 Intangible asset impairment charges		(1.6)
2009 Restructuring charges		(12.7)
2009 Operating Loss		**$(27.0)**

The $38.2 million decrease in operating profit (loss) in 2009 compared to 2008 included non-cash charges for the impairment of goodwill related to the UPC, Photomasks and Advanced Organics businesses and non-cash intangible asset impairment charges ($1.6 million in 2009 compared to $0.2 million in 2008). See Note 7 to the Consolidated Financial Statements in this Form 10-K for further discussion of the goodwill and intangible asset impairment charges. In addition, the Company recorded restructuring charges totaling $12.7 million in 2009. See Note 8 to the Consolidated Financial Statements in this Form 10-K for further discussion of the restructuring charge. The decrease in sales volume that drove the decrease in net sales discussed above also impacted operating loss in 2009. These unfavorable items were significantly offset by decreased manufacturing and distribution and SG&A expenses as a result of a reduction in discretionary spending, headcount reductions, and decreased employee incentive compensation.

2008 Compared with 2007

Net Sales
Net sales increased to $546.7 million in 2008 from $303.9 million in 2007. The 2007 acquisitions of REM and Borchers contributed $264.0 million in 2008. Excluding the acquisitions, improved pricing resulted in an additional $41.6 million in net sales in 2008 compared with 2007, which was more than offset by decreased volume ($57.9 million) in both Advanced Organics and Electronic Chemicals and an unfavorable currency impact ($5.3 million). Favorable pricing in Advanced Organics was partially offset by unfavorable pricing in Electronic Chemicals, primarily due to a decline in the price of nickel.

Operating Profit
Operating profit in 2008 decreased to $11.2 million from $18.2 million in 2007. In connection with the REM acquisition, the Company allocated a portion of the total purchase price to inventory to reflect manufacturing profit in inventory at the date of the acquisition. The inventory step-up to fair value was recognized as a charge to cost of products sold in 2008, as the inventory was sold in the normal course of business. The businesses acquired in 2007 contributed $16.4 million to operating profit, including the inventory fair value step-up expense of $1.7 million, in 2008. Excluding those acquisitions, operating profit was impacted by decreased volume ($19.5 million); a non-cash charge totaling $8.8 million for the impairment of goodwill related to the UPC business; inventory charges

($7.0 million) to reduce the carrying value of certain inventory to market value at December 31, 2008, primarily due to the rapid decline in the cobalt reference price at the end of 2008; an increase in certain administrative expenses ($5.0 million) primarily due to ERP system implementation, increased information technology and travel costs associated with the integration of REM and Borchers; higher distribution costs ($1.4 million); and a $0.9 million charge for a distributor termination. These amounts were partially offset by favorable pricing ($10.0 million) and a $4.6 million decrease in expenses related to the environmental remediation liability for the Company's closed Newark, New Jersey site. In addition, 2007 included $3.5 million in legal fees for a lawsuit the Company filed related to the use by a third-party of proprietary information.

Corporate Expenses

Corporate expenses consist of corporate functions and activities not specifically allocated to the Advanced Materials or Specialty Chemicals segments, including legal, finance, human resources and strategic development activities, as well as share-based compensation.

2009 Compared with 2008

Corporate expenses were $27.3 million in 2009 compared with $37.5 million in 2008. Corporate expense in 2009 is net of a $4.7 million gain for the termination of the Company's retiree medical plan. Also contributing to the $10.2 million decrease in corporate expenses from 2008 is a decrease in employee incentive and share-based compensation expense in 2009 compared with 2008. This decrease was primarily due to a significant reduction in anticipated annual incentive compensation (including no payout under the annual incentive plan), a reduction in the number of time-based restricted shares outstanding, and a reduction in expense related to performance-based incentive compensation as the probability of achievement/vesting decreased. These items were partially offset by $1.3 million in transaction costs related to the acquisition of EaglePicher Technologies that were expensed in 2009.

2008 Compared with 2007

Corporate expenses were $37.5 million in 2008 compared with $35.8 million in 2007. The increase in corporate expenses in 2008 was primarily due to an increase in employee incentive and share-based compensation expense and increased professional services fees. The increase in employee incentive and share-based compensation was primarily due to higher headcount in 2008, as a result of the REM and Borchers acquisitions. Increased professional services fees were primarily for fees associated with income tax projects, including the analysis of foreign tax credit positions which resulted in a $46.6 million tax benefit in 2008 and the remediation in 2008 of the 2007 material weakness in the income tax financial statement closing process.

Liquidity and Capital Resources

Cash Flow Summary

The Company's cash flows from operating, investing and financing activities for 2009, 2008 and 2007, as reflected in the Statements of Consolidated Cash Flows, are summarized and discussed in the following tables (in millions) and related narrative:

	2009	2008	change
Net cash provided by (used for):			
Operating activities	**$165.5**	$172.1	$ (6.6)
Investing activities	**(30.5)**	(17.9)	(12.6)
Financing activities	**(26.7)**	(6.7)	(20.0)
Discontinued operations-net cash used for operating activities	**(0.4)**	—	(0.4)
Effect of exchange rate changes on cash	**2.7**	(2.9)	5.6
Net change in cash and cash equivalents	**$110.6**	$144.6	$(34.0)

The decrease in net cash flows from operating activities was primarily due to the $22.0 million loss from continuing operations in 2009 compared to $156.2 million of income from continuing operations in 2008, partially offset by the following factors:

- the change in net working capital (defined as inventory plus accounts receivable less accounts payable) which contributed positive cash flows of $73.6 million in 2009 compared to $0.9 million in 2008;
- the impact of the $56.8 million change in refundable, prepaid and accrued income taxes. The 2008 refundable, prepaid and accrued income taxes included the impact of the tax benefit related to the recording of the tax benefit related to an election to take foreign tax credits on prior year U.S. tax returns of $46.6 million, which is expected to be received in 2010; and
- a $33.6 million change in cash flows associated with advances to suppliers.

Net cash used for investing activities is due primarily to capital expenditures of $25.7 million and $30.7 million in the 2009 and 2008 period, respectively. Net cash used for investing activities in the 2008 period also includes proceeds from settlement of cobalt forward purchase contracts ($10.7 million); proceeds from loans to consolidated joint venture partners ($10.3 million); and cash payments made in 2008 for professional fees incurred in connection with the REM and Borchers acquisitions.

Cash used for financing activities in 2009 is primarily repayment of all of the Company's outstanding debt of $26.1 million. Cash used for financing activities in 2008 included $24.5 million net borrowings under the revolving credit agreement, partially offset by a $26.2 million distribution to the DRC smelter joint venture partners.

	2008	2007	change
Net cash provided by (used for):			
Operating activities	**$172.1**	$ 41.0	$ 131.1
Investing activities	**(17.9)**	135.2	(153.1)
Financing activities	**(6.7)**	(406.7)	400.0
Effect of exchange rate changes on cash	**(2.9)**	1.4	(4.3)
Discontinued operations-net cash provided by operating activities	—	48.5	(48.5)
Discontinued operations-net cash used for investing activities	—	(1.5)	1.5
Net change in cash and cash equivalents	**$144.6**	$(182.1)	$ 326.7

The increase in net cash flows from operating activities was primarily driven by three factors: higher income from continuing operations, higher non-cash charges in 2008, and a reduction in net working capital (accounts receivable plus inventories minus accounts payable). Income from continuing operations increased by $23.4 million in 2008 compared with 2007. Significant non-cash charges — consisting of depreciation and amortization, deferred tax benefits, 2008 inventory charges, and goodwill impairment, bad debt expense and the 2007 Loss on redemption of Notes — were $96.1 million in 2008 compared with $39.7 million in 2007. Bad debt expense increased in 2008 compared with 2007 primarily due to the REM and Borchers acquisitions and the impact of the deteriorating global economy. Net working capital (as defined above) reductions contributed positive cash flows of $0.9 million in 2008 compared with negative cash flows of $111.9 million in 2007. In 2008, accounts receivable and inventories (excluding the inventory charges included in non-cash items) declined versus the beginning of the year, due primarily to the declining price of cobalt in the second half of 2008 and the resulting impact on net sales and inventory costs. Accounts payable balances declined for the same reason. In 2007, the opposite effect occurred, when rising cobalt prices primarily drove higher working capital needs in 2007. Partially offsetting these positive operating cash flow factors was the negative impact of an increase in refundable and prepaid income taxes and a decrease in accrued income taxes.

Net cash used in investing activities in 2008 includes capital expenditures of $30.7 million (see below for further discussion); proceeds from settlement of cobalt forward purchase contracts ($10.7 million); proceeds from loans to consolidated joint venture partners ($10.3 million); and cash payments made in 2008 for professional fees incurred in connection with the REM and Borchers acquisitions. The amount in 2007 includes $490.0 million of net proceeds related to the sale of the Nickel business partially offset by the cash outflow for the REM and Borchers acquisitions ($337.0 million, net of cash acquired). Net cash provided by investing activities in 2007 also includes $7.6 million of proceeds from the repayment of a loan made to a former non-consolidated Nickel joint venture partner.

Net cash used in financing activities in 2008 includes $26.2 million for payments made by the Company's consolidated joint venture to the joint venture partners, partially offset by net borrowings under the Company's revolving line of credit of $25 million. Net cash used in financing activities in 2007 includes the $418.5 million payment to redeem the Notes, partially offset by $11.3 million of proceeds from stock option exercises.

Debt and Other Financing Activities

The Company has a Revolving Credit Agreement (the "Revolver") with availability of up to $100.0 million, including up to the equivalent of $25.0 million in Euros or other foreign currencies. The Revolver includes an "accordion" feature under which the Company may increase the availability by $50.0 million to a maximum of $150.0 million subject to certain conditions and discretionary approvals of the lenders. At December 31, 2009, the Company was in compliance with such conditions but would need to obtain incremental credit commitments by new and/or existing lenders under the existing terms and conditions of the Revolver to access the accordion feature. To date the Company has not sought to borrow under the accordion feature. Obligations under the Revolver are guaranteed by each of the Company's U.S. subsidiaries and are secured by a lien on the assets of the Company and such subsidiaries. The Revolver contains certain covenants, including financial covenants, that require the Company to (i) maintain a minimum net worth and (ii) not exceed a certain debt-to-adjusted-earnings ratio. As of December 31, 2009, the Company was in compliance with all of the covenants under the Revolver. Minimum net worth is defined as an amount equal to the sum of $826.1 million plus 75% of consolidated net income for each quarter ending after March 1, 2007 for which consolidated net income is positive. Minimum net worth was $1,070.3 million at December 31, 2009. Consolidated net worth, defined as total OM Group, Inc. stockholders' equity, was $1,131.3 million at December 31, 2009. The Company is required to maintain a debt to adjusted earnings ratio of consolidated net debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") of no more than 3.5 times. Consolidated net debt is defined as consolidated total debt less cash and cash equivalents. At December 31, 2009, the Company had no consolidated net debt. The Revolver includes a cross default provision whereby an event of default under other debt obligations, as defined, will be considered an event of default under the Revolver. The Company has the option to specify that interest be calculated based either on a London interbank offered rate ("LIBOR") plus a calculated margin amount, or on a base rate. The applicable margin for the LIBOR rate ranges from 0.50% to 1.00%. The Revolver also requires the payment of a fee of 0.125% to 0.25% per annum on the unused commitment. The margin and unused commitment fees are subject to quarterly adjustment based on a certain debt-to-adjusted-earnings ratio. The Revolver provides for interest-only payments during its term, with principal due at maturity on December 20, 2010. During the second quarter of 2009, the Company repaid the outstanding revolver balance of $25.0 million with available cash on hand. The outstanding Revolver balance was $0 and $25.0 million at December 31, 2009 and 2008, respectively.

During 2008, the Company's Finnish subsidiary, OMG Kokkola Chemicals Oy ("OMG Kokkola"), entered into a € 25 million credit facility agreement (the "Credit Facility"). Under the Credit Facility, subject to the lender's discretion, OMG Kokkola can draw short-term loans, ranging from one to nine months in duration, in U.S. dollars at LIBOR plus a margin of 0.55%. The Credit Facility has an indefinite term, and either party can immediately terminate the Credit Facility after providing notice to the other party. The Company agreed to unconditionally guarantee all of the obligations of OMG Kokkola under the Credit Facility. There were no borrowings outstanding under the Credit Facility at December 31, 2009 or 2008.

During the second quarter of 2009, the Company repaid the remaining $1.1 million balance of a term loan with available cash on hand. The balance of the term loan was $1.1 million at December 31, 2008.

During the first quarter of 2010, the Company borrowed $94.0 million under the Revolver in connection with the EaglePicher Technologies acquisition, which will be repaid or refinanced prior to the Revolver's maturity on December 20, 2010.

The Company believes that cash flow from operations, together with its strong cash position and the availability of funds to the Company under the Revolver and to OMG Kokkola under the Credit Facility, will be sufficient to meet working capital needs and planned capital expenditures during the remainder of 2010. In addition, the Company believes it will be able to generate funds needed for potential future acquisitions from these sources and, if required, from additional borrowings or accessing capital markets.

The Company did not pay cash dividends in 2009, 2008 or 2007. The Company intends to continue to retain earnings for use in the operation and expansion of the business and therefore does not anticipate paying cash dividends in 2010.

Capital Expenditures

Capital expenditures in 2009 were $25.7 million, were funded through cash flows from operations, and were primarily related to ongoing projects to maintain current operating levels. The Company expects to incur capital spending of approximately $35 to $40 million in 2010, including EaglePicher Technologies, for projects to expand capacity; to maintain and improve throughput; for compliance with environmental, health and safety regulations; and for other fixed asset additions at existing facilities. The Company expects to fund 2010 capital expenditures through cash generated from operations and cash on hand at December 31, 2009.

Contractual Obligations

The Company has entered into contracts with various third parties in the normal course of business that will require future payments. The following table summarizes the Company's contractual cash obligations and their expected maturities at December 31, 2009 (in thousands).

	Payments due by period						
	2010	2011	2012	2013	2014	Thereafter	Total
Purchase and other obligations(1)	$278,342	$253,460	$56,243	$4,981	$1,319	$ 1,313	$595,658
Debt obligations	—	—	—	—	—	—	—
Interest payments	—	—	—	—	—	—	—
Operating lease obligations	6,547	4,550	3,990	2,548	2,012	9,137	28,784
Uncertain tax positions	6,627	—	—	—	—	9,106	15,733
Total	$291,516	$258,010	$60,233	$7,529	$3,331	$19,556	$640,175

(1) For 2010 through 2014, purchase obligations include raw material contractual obligations reflecting estimated future payments based on committed tons of material per the applicable contract multiplied by the reference price of each metal. The price used in the computation is the average daily price for the last week of December 2009 for each respective metal. Commitments made under these contracts represent future purchases in line with expected usage.

Pension funding can vary significantly each year due to changes in legislation and the Company's significant assumptions. As a result, pension funding has not been included in the table above. The Company expects to contribute approximately $0.8 million related to its pension plans in 2010. Pension benefit payments are made from assets of the pension plan. The Company also has an unfunded obligation to its former chief executive officer in settlement of an unfunded supplemental executive retirement plan, for which the Company expects to make annual benefit payments of approximately $0.7 million.

Future cash flows for uncertain tax positions reflect the recorded liability, including interest and penalties, as of December 31, 2009. Amounts where the Company can not reasonably estimate the year of settlement are reflected in the Thereafter column.

During the first quarter of 2010, the Company borrowed $94.0 million under the Revolver in connection with the EaglePicher Technologies acquisition, which will be repaid or refinanced prior to the Revolver's maturity on December 20, 2010.

Off Balance Sheet Arrangements

The Company has not entered into any off balance sheet financing arrangements, other than operating leases, which are disclosed in the contractual obligations table above and in Note 19 to the Consolidated Financial Statements included in Item 8 of this Form 10-K.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company's management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made their best estimates and judgments of certain amounts included in the financial statements related to the critical accounting policies described below. The application of these critical accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of the Company's results of operations to similar businesses.

Revenue Recognition — Revenues are recognized when the revenue is realized or realizable, and has been earned, in accordance with the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements." The majority of the Company's sales are related to sales of product. Revenue for product sales is recognized when persuasive evidence of an arrangement exists, unaffiliated customers take title and assume risk of loss, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Revenue recognition generally occurs upon shipment of product or usage of consignment inventory. Freight costs and any directly related associated costs of transporting finished product to customers are recorded as Cost of products sold.

Inventories — The Company's inventories are stated at the lower of cost or market and valued using the first-in, first-out ("FIFO") method. The Company evaluates the need for an LCM adjustment to inventories based on the end-of-the-reporting period selling prices of its finished products. In periods of raw material metal price declines or declines in the selling prices of the Company's finished products, inventory carrying values may exceed the amount the Company could realize on sale, resulting in a lower of cost or market charge.

For cobalt metal re-sale inventory and inventory for which sales prices are highly correlated to cobalt prices (primarily in the Advanced Materials segment), volatile cobalt prices can have a significant impact on the LCM calculation. Fluctuations in the price of cobalt have been significant in the past and may be significant in the future. When evaluating whether such cobalt-based inventory is stated at the lower of cost or market, the Company generally considers cobalt reference prices at the end of the period. However, to the extent cobalt prices increase subsequent to the balance sheet date but before issuance of the financial statements, the Company considers these price movements in its LCM evaluation and determination of net realizable value ("NRV"). To the extent such price increases have an impact on the NRV of the Company's inventory as of the balance sheet date, the Company will use the higher prices in its calculation so as not to recognize a loss when an actual loss will not be realized.

Goodwill and Other Intangible Assets — The Company had goodwill of $234.2 million and $268.7 million at December 31, 2009 and 2008, respectively. The Company is required to test goodwill and indefinite-lived intangible assets for impairment annually and more often if indicators of impairment exist. The goodwill impairment test is a two-step process. During the first step, the Company estimates the fair value of the reporting unit and compares that amount to the carrying value of that reporting unit. Under the "Intangibles — Goodwill and Other" topic of the Accounting Standards Codification ("ASC"), reporting units are defined as an operating segment or one level below an operating segment (i.e. component level). The Company tests goodwill at the component level. The Company's reporting units are Advanced Materials, Electronic Chemicals, Advanced Organics, UPC and Photomasks.

To test goodwill for impairment, the Company is required to estimate the fair value of each of its reporting units. Since quoted market prices in an active market are not available for the Company's reporting units, the Company has developed a model to estimate the fair value of the reporting units utilizing a discounted cash flow valuation technique ("DCF model"). The Company selected the DCF model as it believes it is comparable to what would be used by market participants to estimate its fair value. The impairment test incorporates the Company's estimates of future cash flows, allocations of certain assets, liabilities and cash flows among reporting units, future growth rates, terminal value amounts and the applicable weighted-average cost of capital (the "WACC") used to discount those estimated cash flows. These estimates are based on management's judgment.

The estimates and projections used in the estimate of fair value are consistent with the Company's current budget and long-range plans, including anticipated changes in market conditions, industry trends, growth rates, and planned capital expenditures, among other considerations. The terminal value estimates the value of the ongoing cash flows after the discrete forecast period using a nominal long-term growth rate of 3.5 percent based on long-term inflation projections. The WACC is derived using a Capital Asset Pricing Model ("CAPM"). The risk-free rate in the CAPM is based on 20-year U.S. Treasury Bonds, the beta is determined based on an analysis of comparable public companies, the market risk premium is derived from historical risk premiums and the size premium is based on the size of the Company. The risk-free rate was adjusted for the risks associated with the operations of the reporting units. As a proxy for the cost of debt, the Company uses the Baa borrowing rate, an estimated effective tax rate, and applies an estimated debt to total invested capital ratio using market participant assumptions to arrive at an after-tax cost of debt. Changes to these estimates and projections could result in a significantly different estimate of the fair value of the reporting units which could result in an impairment of goodwill.

The Company conducts its annual goodwill impairment test as of October 1. During the fourth quarter of 2008, indicators of potential impairment caused the Company to conduct an additional impairment test as of December 31, 2008 in connection with the preparation of its annual financial statements for the year ended on that date. Those indicators included the fact that the Company's stock has been trading below net book value per share since the end of the second quarter of 2008; operating losses in the fourth quarter of 2008 and revisions to the 2009 plan; and an increase in the respective WACC calculations due to significant deterioration in the capital markets in the fourth quarter of 2008.

The Company reviewed and updated as deemed necessary all of the assumptions used in its DCF model during the fourth quarter of 2008. The estimates and judgments that most significantly affect the fair value calculation are future operating cash flow assumptions, future cobalt price assumptions and the WACC used in the DCF model. The results of the testing as of December 31, 2008 confirmed that the carrying value of the UPC reporting unit exceeded its estimated fair value. As such, the Company conducted a preliminary step-two analysis in order to determine the amount of the goodwill impairment and, as a result of that analysis, the Company recorded an estimated goodwill impairment charge of $8.8 million. The Company finalized the step-two analysis during the first quarter of 2009 and concluded the goodwill impairment charge for UPC was $4.7 million; therefore, the Company recorded a $4.1 million adjustment in the first quarter of 2009 to reverse a portion of the 2008 charge.

During the first quarter of 2009, additional impairment indicators caused the Company to conduct an interim impairment test for its Advanced Organics reporting unit. Those indicators included operating losses in excess of forecast in the first quarter of 2009 and revisions made to the 2009 forecast and outlook beyond 2009 as a result of the decline in the Company's business outlook primarily due to further deterioration in certain end markets. In accordance with the "Intangibles — Goodwill and Other" topic of the ASC, the Company completed step one of the impairment analysis and concluded that, as of March 31, 2009, the carrying value of its Advanced Organics reporting unit exceeded its estimated fair value. As such, the Company undertook a preliminary step-two analysis in order to determine the amount of the goodwill impairment. In the first quarter of 2009, the Company recorded an estimated goodwill impairment charge of $6.8 million to write off all of the goodwill related to the Advanced Organics reporting unit. The Company finalized step two of the impairment analysis in the second quarter of 2009 and determined no adjustment to the $6.8 million charge was necessary.

During the second quarter of 2009, the Company again revised its 2009 forecast and outlook beyond 2009 to reflect the continued economic downturn and, consequently, the Company's assumptions regarding growth and recovery trends in the markets it serves. Also during the second quarter of 2009, the Company updated its assumption with respect to the probability of future cash flows from opportunities related to a license agreement associated with UPC. The license agreement was an existing asset of UPC when it was acquired from Rockwood Specialties Group, Inc. in 2007. Based on the uncertain impact the current state of the economy may have on both the timing and execution of activities from this license agreement, the Company has concluded that no estimated future cash flows should be included in the valuation of the UPC reporting unit. The Company continues to own the license agreement and therefore would participate in any future market opportunities should they occur.

The Company concluded that operating losses in certain reporting units for the first six months of 2009 and the revisions to estimated future cash flows and growth rates were potential indicators of impairment and an interim goodwill impairment test was performed as of June 30, 2009. In accordance with the "Intangibles — Goodwill and Other" topic of the ASC, the Company completed step-one of the impairment analysis and concluded that, as of June 30, 2009, the carrying values of its UPC and Photomasks reporting units exceeded their estimated fair values. As such, the Company undertook a preliminary step-two analysis in order to determine the amount of the goodwill impairment. In the second quarter of 2009, the Company recorded an estimated goodwill impairment charge of $35.0 million to write off $21.0 million of goodwill related to the UPC reporting unit and $14.0 million of goodwill related to the Photomasks reporting unit. The Company finalized the step-two analysis during the third quarter of 2009 and concluded the goodwill impairment charge was $34.9 million ($15.8 million for UPC and $19.1 million for Photomasks); therefore, the Company recorded a net $0.1 million adjustment in the third quarter of 2009 to reverse a portion of the charge taken in the second quarter of 2009.

The primary factors contributing to the $41.6 million goodwill impairment charges in 2009 were lower assumptions for revenue and volume growth in 2009 and beyond and the associated impact on operating cash flow from these reduced projections, and the change in the Company's assumption with respect to the probability of future cash flows from opportunities related to the UPC license agreement. The Company reviewed and updated as deemed necessary all of the assumptions used in its DCF model during the 2008 annual and 2009 interim impairment testing. The estimates and judgments that most significantly affect the fair value calculation are future operating cash flow assumptions and the WACC used in the DCF model. The Company believes the assumptions used in the annual and 2009 interim impairment testing were consistent with the risk inherent in the business models of the reporting units at the time the impairment tests were performed.

The results of the annual impairment testing as of the October 1, 2009 testing date showed the carrying value of the UPC reporting unit exceeded its estimated fair value. The Company completed the step-two analysis for UPC and concluded no goodwill impairment charge was required as the implied fair value of goodwill exceeds its carrying amount. The estimated fair value of the remaining reporting units (Advanced Materials, Electronic Chemicals and Photomasks) exceeded their carrying values, therefore no impairment loss was required to be recognized. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment testing, the Company applied a hypothetical 5% decrease to the estimated fair value and separately applied a hypothetical increase of 100 basis points to the WACC and determined that there would still be no impairment of goodwill for the Advanced Materials, Electronic Chemicals or Photomasks reporting units. For the UPC reporting unit, the Company applied a hypothetical 5% decrease to the estimated fair value and separately applied a hypothetical increase of 100 basis points to the WACC and determined that goodwill would be impaired by approximately $2.4 million and $4.4 million, respectively. Although the Company believes the assumptions, judgments and estimates used are reasonable and appropriate, different assumptions, judgments and estimates could materially affect the goodwill test and, potentially, the Company's results of operations and financial position.

Other Intangible Assets — Intangible assets consist of (i) definite-lived assets subject to amortization and (ii) indefinite-lived intangible assets not subject to amortization. Definite-lived intangible assets consist principally of customer relationships, developed technology and capitalized software and are being amortized using the straight-line method. Indefinite-lived intangible assets consist of trade names. The Company evaluates the carrying value of definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The definite-lived intangible asset would be considered impaired if the future net undiscounted cash flows generated by the asset are less than its carrying value. The Company evaluates the carrying value of indefinite-lived intangible assets for impairment annually as of October 1 and between annual evaluations if changes in circumstances or the occurrence of certain events indicate potential impairment. If the carrying value of an indefinite-lived intangible asset exceeds its estimated fair value, an impairment loss is recognized.

During 2009, the Company determined that indefinite-lived trade names in its Photomasks and Electronic Chemicals reporting units and a license agreement in its UPC reporting unit were impaired due to downward revisions in estimates of future revenue and cash flows. As a result, the Company recorded an impairment loss of $1.6 million in 2009 in SG&A. The Company utilizes a "relief from royalty" methodology in estimating fair values for indefinite-lived trade names. The methodology estimates the fair value of each trade name by determining the present value of the royalty payments that are avoided as a result of owning the trade name and includes judgmental assumptions about sales growth that are consistent with the assumptions used to determine the fair value of reporting units in the Company's goodwill testing. Although the Company believes the assumptions, judgments and estimates used are reasonable and appropriate, different assumptions, judgments and estimates could materially affect the intangible asset impairment test and, potentially the Company's results of operations and financial position if additional impairment charges were required to be recorded. At December 31, 2009, the Company has definite-lived intangible assets of $71.4 million and indefinite-lived intangible assets of $7.8 million.

Long-Lived Assets — Long-lived assets are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company generally invests in long-lived assets to secure raw material feedstocks, produce new products, or increase production capacity or capability. Because market conditions may change, future cash flows may be difficult to forecast. Furthermore, the assets and related businesses may be in different stages of development. If the Company determined that the future undiscounted cash flows from these investments were not expected to exceed the carrying value of the investments, the Company would record an impairment charge. However, determining future cash flows is subject to estimates and different estimates could yield different results. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the future cash flows of the these investments, could change and, therefore, impact the analysis of impairment in the future.

Income Taxes — Tax law requires certain items to be included in the tax return at different times than the items are reflected in the financial statements. Some of these differences are permanent, such as expenses that are not deductible for tax purposes, and some differences are temporary, reversing over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities. The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year, and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred income taxes are not provided for undistributed earnings of foreign consolidated subsidiaries, to the extent such earnings are determined to be reinvested for an indefinite period of time. Deferred income taxes are provided on income from foreign subsidiaries which have not been reinvested abroad permanently, as upon remittance to the United States, such earnings are taxable.

The Company has significant operations outside the United States, where most of its pre-tax earnings are derived, and in jurisdictions where the statutory tax rate is different than in the United States statutory tax rate. The Company's tax assets, liabilities, and tax expense are supported by historical earnings and losses and the Company's best estimates and assumptions of its global cash requirements, planned dividend repatriations, and expectations of future earnings. When the Company determines, based on all available evidence, that it is more likely than not that deferred tax assets will not be realized, a valuation allowance is established.

The Company is subject to income taxes in both the United States and numerous foreign jurisdictions and is subject to audits within these jurisdictions. As a result, in the ordinary course of business there is inherent uncertainty in quantifying income tax positions. The Company assesses its income tax positions and records accruals for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. These accruals are adjusted, if necessary, upon the completion of tax audits or changes in tax law or administrative practice.

Since significant judgment is required to assess the future tax consequences of events that have been recognized in the Company's financial statements or tax returns, the ultimate resolution of these events could result in adjustments to the Company's financial statements and such adjustments could be material. The Company believes the current assumptions, judgments and other considerations used to estimate the current year accrued and deferred tax positions are appropriate. However, if the actual outcome of future tax consequences differs from these estimates and assumptions due to changes or future events, the resulting change to the provision for income taxes could have a material impact on the Company's results of operations and financial position.

Share-Based Compensation — The computation of the expense associated with share-based compensation requires the use of a valuation model. The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options. The Black-Scholes model requires the use of subjective assumptions, including estimating the expected term of stock options and expected stock price volatility. Changes in the assumptions to reflect future stock price volatility and actual forfeiture experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of share-based awards. The fair value of share-based compensation awards less estimated forfeitures is amortized over the vesting period.

The fair value of time-based and performance-based restricted stock grants is calculated based upon the market value of an unrestricted share of the Company's common stock at the date of grant. The performance-based restricted stock vests solely upon the Company's achievement of specific measurable criteria over a three-year performance period. A recipient of performance-based restricted stock may earn a total award ranging from 0% to 100% of the initial grant. No payout will occur unless the Company equals or exceeds certain threshold performance objectives. The amount of compensation expense recognized is based upon current performance projections for the three-year period and the percentage of the requisite service that has been rendered.

Recently Issued Accounting Standards

Accounting Guidance adopted in 2009:

In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance on the ASC and the Hierarchy of Generally Accepted Accounting Principles ("GAAP")", which established that the ASC is the single source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission ("SEC"), which are sources of authoritative GAAP for SEC registrants. This guidance was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the provisions of this guidance on July 1, 2009 and has updated its references to specific GAAP literature to reflect the codification.

In August 2009, the FASB issued guidance on "Measuring Liabilities at Fair Value." This update provides amendments to "Fair Value Measurements and Disclosure" for the fair value measurement of liabilities and provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. This guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. It also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The Company adopted this guidance in 2009, and such adoption did not have a material effect on the Company's consolidated financial statements.

In September 2006, the FASB issued guidance on "Fair Value Measurements." This guidance clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements but does not require any new fair value measurements. This guidance only applies to accounting pronouncements that already require or permit fair value measures, except for standards that relate to share-based payments. As of January 1, 2008, the Company adopted the provisions of this guidance with respect to financial assets and liabilities that are measured at fair value within the financial statements. As of January 1, 2009, the Company adopted this guidance for all nonfinancial assets and nonfinancial liabilities measured at fair value on a non-recurring basis. Examples of nonfinancial assets include goodwill, intangibles, and other long-lived assets. The adoption did not have a material impact on the Company's results of operations or financial position but did change the disclosures related to nonfinancial assets and nonfinancial liabilities measured at fair value on a non-recurring basis. See Note 12 to the Consolidated Financial Statements in this Form 10-K.

In December 2007, the FASB issued guidance on FASB ASC Topic 810, "Consolidations," (pre-codification SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements") which requires (i) that noncontrolling (minority) interests be reported as a component of shareholders' equity, (ii) that net income attributable to the parent and to the noncontrolling interest be separately identified in the consolidated statement of operations, (iii) that changes in a parent's ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (iv) that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value, and (v) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The Company adopted this guidance on January 1, 2009. The adoption did not have any impact on the Company's results of operations or financial position but did change the financial statement presentation related to noncontrolling (minority) interests. The financial statement presentation requirement has been applied retrospectively for all periods presented. Certain reclassifications have been made to prior period amounts to conform to the current period presentation. The adoption resulted in a $47.4 million reclassification of noncontrolling minority interests from long-term liabilities to equity on the December 31, 2008 Consolidated Balance Sheet and Statement of Consolidated Total Equity and a $52.3 million reclassification on the December 31, 2007 Statement of Consolidated Total Equity.

In December 2007, the FASB issued guidance on FASB ASC Topic 805, "Business Combinations (pre-codification SFAS No. 141(R), "Business Combinations")." This guidance changes how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. This guidance establishes principles and requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. This guidance requires restructuring and acquisition-related costs to be recognized separately from the acquisition and establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The Company adopted this guidance on January 1, 2009. This standard was applied prospectively to business combinations consummated on or after January 1, 2009, including the Company's acquisition of EaglePicher Technologies LLC on January 29, 2010. See Note 21. As a result of the Company's adoption of the new guidance, transaction costs related to the acquisition of EaglePicher Technologies of $1.3 million, or $0.04 per diluted share, were expensed in the accompanying Consolidated Statement of Operations for the year ended December 31, 2009.

In March, 2008, the FASB issued guidance on disclosures about derivative instruments and hedging activities that enhances required disclosures regarding derivatives and hedging activities, including how: (i) an entity uses derivative instruments, (ii) derivative instruments and related hedged items are accounted for and (iii) derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The Company adopted this guidance on January 1, 2009. The adoption did not have any impact on the Company's results of operations or financial position but did change the disclosures related to derivative instruments held by the Company. See Note 11 to the Consolidated Financial Statements in this Form 10-K.

In December 2008, the FASB issued guidance on, "Employers' Disclosures about Postretirement Benefit Plan Assets," effective for fiscal years ending after December 15, 2009. The Company adopted this guidance in the fourth quarter of 2009. This guidance requires an employer to disclose investment policies and strategies, categories, fair value measurements, and significant concentration of risk among its pension or other postretirement benefit plan assets. The adoption did not have any impact on the Company's results of operations or financial position but did change the disclosures related to pension assets held by the Company.

Accounting Guidance Not Yet Adopted

In June 2009, the FASB issued guidance on "Consolidation of Variable Interest Entities" to require an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. This guidance requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This guidance is effective for annual periods beginning after November 15, 2009. The Company has not determined the effect, if any, the adoption of this guidance will have on its results of operations or financial position.

Effects of Foreign Currency

The Company has manufacturing and other facilities in North America, Europe, Africa and Asia-Pacific, and markets its products worldwide. Although a significant portion of the Company's raw material purchases and product sales are based on the U.S. dollar, prices of certain raw materials, non-U.S. operating expenses and income taxes are denominated in local currencies. As such, the results of operations are subject to the variability that arises from exchange rate movements (particularly the Euro). In addition, fluctuations in exchange rates may affect product demand and profitability in U.S. dollars of products provided by the Company in foreign markets in cases where payments for its products are made in local currency. Accordingly, fluctuations in currency prices affect the Company's operating results.

The Company has entered into foreign currency forward contracts to mitigate the variability in cash flows due to changes in the Euro/U.S. dollar exchange rate.

Environmental Matters

The Company is subject to a wide variety of environmental laws and regulations in the United States and in foreign countries as a result of its operations and use of certain substances that are, or have been, used, produced or discharged by its plants. In addition, soil and/or groundwater contamination presently exists and may in the future be discovered at levels that require remediation under environmental laws at properties now or previously owned, operated or used by the Company.

The European Union's REACH legislation establishes a new system to register and evaluate chemicals manufactured in, or imported to, the European Union and will require additional testing, documentation and risk assessments for the chemical industry. Due to the ongoing development and understanding of facts and remedial options and due to the possibility of unanticipated regulatory developments, the amount and timing of future environmental expenditures could vary significantly. Although it is difficult to quantify the potential impact of compliance with or liability under environmental protection laws, based on presently available information, the Company believes that its ultimate aggregate cost of environmental remediation as well as liability under environmental protection laws will not result in a material adverse effect upon its financial condition or results of operations.

See Item I of this Annual Report on Form 10-K for further discussion of these matters.

Cautionary Statement for "Safe Harbor" Purposes under the Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. This report contains statements that the Company believes may be "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not historical facts and generally can be identified by use of statements that include words such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe the Company's objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that are difficult to predict, may be beyond the Company's control and could cause actual results to differ materially from those currently anticipated. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Significant factors affecting these expectations are set forth under Item 1A — Risk Factors in this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Quantitative and Qualitative Disclosures about Market Risk

The Company, as a result of its global operating and financing activities, is exposed to changes in commodity prices, interest rates and foreign currency exchange rates which may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Company manages exposures to changes in commodity prices, interest rates and foreign currency exchange rates through its regular operating and financing activities, which include the use of derivative instruments.

Commodity Price Risk

The primary raw material used by the Advanced Materials segment is unrefined cobalt. Unrefined cobalt is obtained from three basic sources: primary cobalt mining, as a by-product of another metal — typically copper or nickel, and from recycled material. Cobalt raw materials include ore, concentrates, slag, scrap and metallic feed. The availability of unrefined cobalt is dependent on global market conditions, cobalt prices and the prices of copper and nickel. Also, political and civil instability in supplier countries, variability in supply and worldwide demand, including demand in developing countries such as China, have affected and will likely continue to affect the supply and market price of raw materials. The cost of the Company's raw materials fluctuates due to changes in the cobalt reference price, actual or perceived changes in supply and demand of raw materials, and changes in availability from suppliers Fluctuations in the price of cobalt have been significant historically and the Company believes that cobalt price fluctuations are likely to continue in the future. The Company attempts to mitigate increases in raw material prices by passing through such increases to its customers in the prices of its products and by entering into sales contracts that contain variable pricing that adjusts based on changes in the price of cobalt. During periods of rapidly changing metal prices, however, there may be price lags that can impact the short-term profitability and cash flow from operations of the Company both positively and negatively. Reductions in the price of raw materials or declines in the selling prices of the Company's finished goods can result in the Company's inventory carrying value being written down to a lower market value, as occurred in the fourth quarter of 2008.

The Company enters into derivative instruments and hedging activities to manage commodity price risk. The Company, from time to time, employs derivative instruments in connection with certain purchases and sales of inventory in order to establish a fixed margin and mitigate the risk of price volatility. Some customers request fixed pricing and the Company may use a derivative to mitigate price risk. The Company makes or receives payments based on the difference between a fixed price (as specified in each individual contract) and the market price of the commodity being hedged. These payments will offset the change in prices of the underlying sales or purchases and effectively fix the price of the hedged commodity at the contracted rate for the contracted volume. While this hedging may limit the Company's ability to participate in gains from favorable commodity price fluctuations, it eliminates the risk of loss from adverse commodity price fluctuations.

Interest Rate Risk

The Company is exposed to interest rate risk primarily through its borrowing activities. If needed, the Company predominantly utilizes U.S. dollar-denominated borrowings to fund its working capital and investment needs. There is an inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements (see Note 10 to the consolidated financial statements contained in Item 8 of this Annual Report).

From time to time, the Company enters into derivative instruments and hedging activities to manage, where possible and economically efficient, interest rate risk related to borrowings. The Company had no outstanding interest rate derivatives during 2009.

Credit Risk

By using derivative instruments to hedge exposures to changes in commodity prices and interest rates, the Company exposes itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and the Company does not possess credit risk. To mitigate credit risk, it is the Company's policy to execute such instruments with creditworthy banks and not enter into derivative instruments for speculative purposes. There were no counterparty defaults during the years ended December 31, 2009, 2008 and 2007.

Market Risk

By using derivative instruments to hedge exposures to changes in commodity prices and interest rates, the Company exposes itself to market risk. Market risk is the change in value of a derivative instrument that results from a change in commodity prices or interest rates. The market risk associated with commodity prices and interests is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Foreign Currency Exchange Rate Risk

In addition to the United States, the Company has manufacturing and other facilities in Africa, Canada, Europe and Asia-Pacific, and markets its products worldwide. Although a significant portion of the Company's raw material purchases and product sales are based on the U.S. dollar, prices of certain raw materials, non-U.S. operating expenses and income taxes are denominated in local currencies. As such, the results of operations are subject to the variability that arises from exchange rate movements (particularly the Euro). In addition, fluctuations in exchange rates may affect product demand and profitability in U.S. dollars of products provided by the Company in foreign markets in cases where payments for its products are made in local currency. Accordingly, fluctuations in currency prices affect the Company's operating results. The primary currencies for which we have foreign currency rate exposure are the European Union Euro, British Pound Sterling, Japanese Yen, Taiwanese Dollar and the Congolese Franc.

The functional currency for the Company's Finnish operating subsidiary is the U.S. dollar since a majority of its purchases and sales are denominated in U.S. dollars. Accordingly, foreign currency exchange gains and losses related to transactions of this subsidiary denominated in other currencies (principally the Euro) are included in the Statements of Consolidated Operations. While a majority of the subsidiary's raw material purchases are in U.S. dollars, it also has some Euro-denominated expenses. Beginning in 2009, the Company entered into foreign currency forward contracts to mitigate a portion of the earnings volatility in those Euro-denominated cash flows due to changes in the Euro/U.S. dollar exchange rate. The Company had Euro forward contracts with notional values that totaled 1.5 million Euros at December 31, 2009. The Company designated these derivatives as cash flow hedges of its forecasted foreign currency denominated expense.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of OM Group, Inc.

We have audited the accompanying consolidated balance sheets of OM Group, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related statements of consolidated operations, comprehensive income (loss), total equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OM Group, Inc. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

As discussed in Notes 2 and 14 to the consolidated financial statements, as of December 31, 2008, the Company adopted the measurement date provisions of guidance originally issued in Statement of Financial Reporting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (codified in FASB ASC Topic 715, Compensation — Retirement Benefits); as of January 1, 2009, the Company adopted the originally issued Statement of Financial Reporting Standards No. 141(R), "Business Combinations" (codified in FASB ASC Topic 805, Business Combinations) and as of January 1, 2009, the Company retrospectively adopted the originally issued Statement of Financial Reporting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (codified in FASB ASC Topic 810, Consolidation).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), OM Group, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010 expressed an unqualified opinion thereon.

Cleveland, Ohio
February 25, 2010

/s/ Ernst & Young LLP

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of OM Group, Inc.

We have audited OM Group, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). OM Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting appearing on page 98. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, OM Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheets of OM Group, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related statements of consolidated operations, comprehensive income (loss), total equity, and cash flows for each of the three years in the period ended December 31, 2009 of OM Group, Inc. and subsidiaries and our report dated February 25, 2010 expressed an unqualified opinion thereon.

Cleveland, Ohio
February 25, 2010

/s/ Ernst & Young LLP

OM Group, Inc. and Subsidiaries
Consolidated Balance Sheets

(In thousands, except share data)	December 31, 2009	December 31, 2008
ASSETS		
Current assets		
Cash and cash equivalents	**$ 355,383**	$ 244,785
Accounts receivable, less allowance of $6,884 in 2009 and $7,877 in 2008	**123,641**	130,217
Inventories	**287,096**	306,128
Refundable and prepaid income taxes	**44,474**	55,059
Other current assets	**32,394**	59,227
Total current assets	**842,988**	795,416
Property, plant and equipment, net	**227,115**	245,202
Goodwill	**234,189**	268,677
Intangible assets	**79,229**	84,824
Notes receivable from joint venture partner, less allowance of $5,200 in 2009 and 2008	**13,915**	13,915
Other non-current assets	**46,700**	26,393
Total assets	**$1,444,136**	$1,434,427
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	**$ —**	$ 80
Accounts payable	**139,173**	89,470
Accrued income taxes	**7,522**	17,677
Accrued employee costs	**18,168**	31,168
Other current liabilities	**24,099**	21,074
Total current liabilities	**188,962**	159,469
Long-term debt	**—**	26,064
Deferred income taxes	**27,453**	26,764
Uncertain tax positions	**15,733**	6,123
Other non-current liabilities	**35,856**	37,929
Stockholders' equity:		
Preferred stock, $.01 par value:		
Authorized 2,000,000 shares, no shares issued or outstanding	**—**	—
Common stock, $.01 par value:		
Authorized 90,000,000 shares; 30,435,569 shares issued in 2009 and 30,317,403 shares issued in 2008	**304**	303
Capital in excess of par value	**569,487**	563,454
Retained earnings	**584,508**	602,365
Treasury stock (166,672 shares in 2009 and 136,328 shares in 2008, at cost)	**(6,025)**	(5,490)
Accumulated other comprehensive income (loss)	**(16,969)**	(29,983)
Total OM Group, Inc. stockholders' equity	**1,131,305**	1,130,649
Noncontrolling interest	**44,827**	47,429
Total equity	**1,176,132**	1,178,078
Total liabilities and equity	**$1,444,136**	$1,434,427

See accompanying notes to consolidated financial statements.

OM Group, Inc. and Subsidiaries
Statements of Consolidated Operations

(In thousands, except per share data)	Year Ended December 31		
	2009	**2008**	**2007**
Net sales	**$871,669**	$1,736,849	$1,021,501
Cost of products sold (excluding restructuring charges)	**693,832**	1,384,301	708,257
Restructuring charges	**12,054**	—	—
Gross profit	**165,783**	352,548	313,244
Selling, general and administrative expenses	**133,302**	166,126	117,009
Goodwill impairment, net	**37,504**	8,800	—
Restructuring charges	**654**	—	—
Gain on termination of retiree medical plan	**(4,693)**	—	—
Operating profit (loss)	**(984)**	177,622	196,235
Other income (expense):			
Interest expense	**(689)**	(1,597)	(7,820)
Loss on redemption of Notes	—	—	(21,733)
Interest income	**928**	1,920	19,396
Interest income on Notes receivable from joint venture partner	—	—	4,526
Foreign exchange gain (loss)	**(21)**	(3,744)	8,100
Other expense, net	**(292)**	(1,913)	(449)
	(74)	(5,334)	2,020
Income (loss) from continuing operations before income tax expense	**(1,058)**	172,288	198,255
Income tax expense	**(20,899)**	(16,076)	(76,311)
Income (loss) from continuing operations, net of tax	**(21,957)**	156,212	121,944
Income from discontinued operations, net of tax	**1,496**	92	63,057
Gain on sale of discontinued operations, net of tax	—	—	72,270
Total income from discontinued operations, net of tax	**1,496**	92	135,327
Consolidated net income (loss)	**(20,461)**	156,304	257,271
Net (income) loss attributable to noncontrolling interest	**2,604**	(21,301)	(10,405)
Net income (loss) attributable to OM Group, Inc. common shareholders	**$ (17,857)**	$ 135,003	$ 246,866
Earnings per common share — basic:			
Income (loss) from continuing operations attributable to OM Group, Inc. common shareholders	**$ (0.64)**	$ 4.48	$ 3.73
Income from discontinued operations attributable to OM Group, Inc. common shareholders	**0.05**	—	4.52
Net income (loss) attributable to OM Group, Inc. common shareholders	**$ (0.59)**	$ 4.48	$ 8.25
Earnings per common share — assuming dilution:			
Income (loss) from continuing operations attributable to OM Group, Inc. common shareholders	**$ (0.64)**	$ 4.45	$ 3.68
Income from discontinued operations attributable to OM Group, Inc. common shareholders	**0.05**	—	4.47
Net income (loss) attributable to OM Group, Inc. common shareholders	**$ (0.59)**	$ 4.45	$ 8.15
Weighted average shares outstanding			
Basic	**30,244**	30,124	29,937
Assuming dilution	**30,244**	30,358	30,276
Amounts attributable to OM Group, Inc. common shareholders:			
Income (loss) from continuing operations, net of tax	**$ (19,353)**	$ 134,911	$ 111,539
Income from discontinued operations, net of tax	**1,496**	92	135,327
Net income (loss)	**$ (17,857)**	$ 135,003	$ 246,866

See accompanying notes to consolidated financial statements.

OM Group, Inc. and Subsidiaries
Statements of Consolidated Comprehensive Income (Loss)

	Year Ended December 31		
(In thousands)	**2009**	**2008**	**2007**
Consolidated net income (loss)	**$(20,461)**	$156,304	$257,271
Foreign currency translation adjustments	**12,741**	(36,109)	(11,014)
Reclassification of hedging activities into earnings, net of tax	**615**	—	(9,824)
Unrealized loss on cash flow hedges, net of tax	**(591)**		
Reversal of accumulated unrecognized gain on retiree medical plan	**(137)**	—	—
Pension and post-retirement obligation	**386**	(1,539)	(390)
Net change in accumulated other comprehensive income (loss)	**13,014**	(37,648)	(21,228)
Comprehensive income (loss)	**(7,447)**	118,656	236,043
Comprehensive (income) loss attributable to noncontrolling interest	**2,606**	(21,303)	(10,432)
Comprehensive income (loss) attributable to OM Group, Inc.	**$ (4,841)**	$ 97,353	$225,611

See accompanying notes to consolidated financial statements.

OM Group, Inc. and Subsidiaries
Statements of Consolidated Cash Flows

(In thousands)	Year Ended December 31		
	2009	**2008**	**2007**
Operating activities			
Consolidated net income (loss)	**$(20,461)**	$ 156,304	$ 257,271
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:			
Total income from discontinued operations	**(1,496)**	(92)	(135,327)
Gain on termination of retiree medical plan	**(4,693)**	—	—
Loss on redemption of Notes	**—**	—	21,733
Depreciation and amortization	**53,765**	56,116	33,229
Share-based compensation expense	**6,026**	7,621	7,364
Excess tax benefit on exercise/vesting of share awards	**—**	(28)	(1,744)
Foreign exchange (gain) loss	**21**	3,744	(8,100)
Gain on cobalt forward purchase contracts	**—**	(4,002)	(6,735)
Interest income receivable from joint venture partner	**—**	3,776	(3,776)
Deferred income tax provision (benefit)	**(7,471)**	(894)	(15,756)
Lower of cost or market inventory charge	**—**	27,728	—
Goodwill impairment charges, net	**37,504**	8,800	—
Restructuring charges	**12,708**	—	—
Other non-cash items	**801**	4,536	431
Changes in operating assets and liabilities, excluding the effect of business acquisitions			
Accounts receivable	**6,739**	48,641	(38,364)
Inventories	**17,142**	76,985	(165,694)
Advances to suppliers	**21,507**	(12,131)	(11,553)
Accounts payable	**49,703**	(124,712)	92,161
Refundable, prepaid and accrued income taxes	**(7,675)**	(64,455)	17,455
Other, net	**1,326**	(15,813)	(1,591)
Net cash provided by operating activities	**165,446**	172,124	41,004
Investing activities			
Expenditures for property, plant and equipment	**(25,686)**	(30,712)	(19,357)
Proceeds from settlement of cobalt forward purchase contracts	**—**	10,736	—
Net proceeds from the sale of the Nickel business	**—**	—	490,036
Proceeds from loans to consolidated joint venture partner	**—**	10,264	—
Proceeds from loans to non-consolidated joint ventures	**—**	—	7,568
Acquisitions	**—**	(5,799)	(336,976)
Other, net	**(4,797)**	(2,423)	(6,022)
Net cash provided by (used for) investing activities	**(30,483)**	(17,934)	135,249
Financing activities			
Payments of long-term debt and revolving line of credit	**(26,141)**	(45,513)	(400,000)
Proceeds from the revolving line of credit	**—**	70,000	—
Premium for redemption of notes	**—**	—	(18,500)
Payment of loan from consolidated joint venture partner	**—**	(2,657)	
Payment related to surrendered shares	**(535)**	(3,251)	—
Distribution to joint venture partners	**—**	(26,184)	(1,350)
Proceeds from exercise of stock options	**11**	874	11,344
Excess tax benefit on exercise of share awards	**—**	28	1,744
Net cash used for financing activities	**(26,665)**	(6,703)	(406,762)
Effect of exchange rate changes on cash	**2,697**	(2,889)	1,440
Cash and cash equivalents			
Increase (decrease) from continuing operations	**110,995**	144,598	(229,069)
Discontinued operations — net cash provided by (used for) operating activities	**(397)**	—	48,508
Discontinued operations — net cash used for investing activities	**—**	—	(1,540)
Balance at the beginning of the year	**244,785**	100,187	282,288
Balance at the end of the year	**$355,383**	$ 244,785	$ 100,187

See accompanying notes to consolidated financial statements

OM Group, Inc. and Subsidiaries
Statements of Consolidated Total Equity

(In thousands)	Year Ended December 31 2009	2008	2007
Common Stock — Shares Outstanding, net of Treasury Shares			
Beginning balance	**30,181**	30,061	29,740
Shares issued under share-based compensation plans	**88**	120	321
	30,269	30,181	30,061
Common Stock — Dollars			
Beginning balance	**$ 303**	$ 301	$ 297
Shares issued under share-based compensation plans	**1**	2	4
	304	303	301
Capital in Excess of Par Value			
Beginning balance	**563,454**	554,933	533,818
Shares issued under share-based compensation plans	**10**	872	11,340
(Tax deficiency) excess tax benefit on the exercise/vesting of share awards	**(3)**	28	1,744
Share-based compensation — employees	**5,756**	7,279	7,929
Share-based compensation — non-employee directors	**270**	342	102
	569,487	563,454	554,933
Retained Earnings			
Beginning balance, as originally reported	**602,365**	467,726	221,310
Adoption of SFAS No. 158 in 2008	**—**	(171)	—
Adoption of EITF No. 06-10 in 2008	**—**	(193)	—
Adoption of FIN No. 48 in 2007	**—**	—	(450)
Beginning balance, as adjusted	**602,365**	467,362	220,860
Net income (loss) attributable to OM Group, Inc.	**(17,857)**	135,003	246,866
	584,508	602,365	467,726
Treasury Stock			
Beginning balance	**(5,490)**	(2,239)	(2,239)
Reacquired shares	**(535)**	(3,251)	—
	(6,025)	(5,490)	(2,239)
Accumulated Other Comprehensive Income (Loss)			
Beginning balance	**(29,983)**	7,665	28,893
Foreign currency translation	**12,741**	(36,109)	(11,014)
Reclassification of hedging activities into earnings, net of tax expense of $216 in 2009 and $3,452 in 2007	**615**	—	(9,824)
Unrealized loss on cash flow hedges, net of tax benefit of $208	**(591)**	—	—
Reversal of accumulated unrecognized gain on retiree medical plan	**(137)**	—	—
Pension and post-retirement obligation	**386**	(1,599)	(390)
Change in measurement date for pension and post-retirement obligations	**—**	60	—
	(16,969)	(29,983)	7,665
Total OM Group Inc. Stockholders' Equity	**1,131,305**	1,130,649	1,028,386
Noncontrolling interest			
Beginning balance	**47,429**	52,314	43,286
Net income (loss) attributable to the noncontrolling interest	**(2,604)**	21,301	10,405
Distributions to joint venture partners	**—**	(26,184)	(1,350)
Foreign currency translation	**(2)**	2	27
	44,827	47,429	52,314
Total Equity	**$1,176,132**	$1,178,078	$1,080,700

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements
OM Group, Inc. and Subsidiaries

(In thousands, except as noted and share and per share amounts)

Note 1 — Significant Accounting Policies

Principles of Consolidation — The consolidated financial statements include the accounts of OM Group, Inc. (the "Company") and its consolidated subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. The Company has a 55% interest in a joint venture ("GTL") that has a smelter in the Democratic Republic of Congo (the "DRC"). The joint venture is consolidated because the Company has a controlling interest in the joint venture. Noncontrolling interest is recorded for the remaining 45% interest. The equity method of accounting is applied to non-consolidated entities in which the Company can exercise significant influence over the entity with respect to its operations and major decisions. The book value of investments carried on the equity method and cost method were immaterial at December 31, 2009 and 2008.

Unless otherwise indicated, all disclosures and amounts in the Notes to Consolidated Financial Statements relate to the Company's continuing operations.

Use of Estimates — The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from these estimates.

Cash Equivalents — All highly liquid investments with a maturity of three months or less, when purchased, are considered to be cash equivalents.

Revenue Recognition — The Company recognizes revenue when persuasive evidence of an arrangement exists, unaffiliated customers take title and assume risk of loss, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Revenue recognition generally occurs upon shipment of product or usage of inventory consigned to customers.

The Company collects and remits taxes assessed by different governmental authorities that are both imposed on and concurrent with revenue producing transactions between the Company and its customers. These taxes may include sales, use and value-added taxes. The Company reports the collection of these taxes on a net basis (excluded from revenues).

All amounts in a sales transaction billed to a customer related to shipping and handling are reported as revenues.

Cost of Products Sold — Cost of sales is comprised of raw material costs, direct production, maintenance, utility costs, depreciation, other overhead costs and shipping and handling costs.

Restructuring — The Company accounts for contractual terminations in accordance with the "Compensation — Nonretirement Postemployment Benefits" topic of the ASC, which requires recording an accrual when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. The Company accounts for one-time termination benefits, contract terminations, asset write-offs, and/or costs to terminate lease obligations in accordance with the "Exit or Disposal Cost Obligations" topic of the ASC, which addresses financial accounting and reporting for costs associated with restructuring activities. The Company establishes a liability for a cost associated with an exit or disposal activity, including one-time termination benefits, lease termination obligations and other related costs, when the liability is incurred rather than at the date the Company commits to an exit plan. Lease termination costs include remaining payments due under existing lease agreements after the cease-use date and any lease cancellation fees. The Company reassesses the expected cost to complete the exit or disposal activities at the end of each reporting period and adjusts the remaining estimated liabilities, if necessary.

Allowance for Doubtful Accounts — The Company has recorded an allowance for doubtful accounts to reduce accounts receivable to their estimated net realizable value. The allowance is based upon an analysis of historical bad debts, a review of the aging of accounts receivable and the current creditworthiness of customers. Accounts are written off against the allowance when it becomes evident that collections will not occur. Bad debt expense is included in selling, general and administrative expenses and amounted to $0.3 million, $4.3 million and $0.5 million in 2009, 2008 and 2007, respectively.

Inventories — Inventories are stated at the lower of cost or market and valued using the first-in, first-out ("FIFO") method. Inventory costs include raw materials, labor and manufacturing overhead. The cost of the Company's raw materials fluctuates due to actual or perceived changes in supply and demand of raw materials, changes in cobalt market prices and changes in availability from suppliers. Changes in the cobalt price can have a significant impact on inventory valuation. The Company evaluates the need for a lower of cost or market ("LCM") adjustment to inventories based on the end-of-the-reporting period selling prices of its finished products. In periods of raw material price declines or declines in the selling prices of the Company's finished products, inventory carrying values may exceed the amount the Company could realize on sale, resulting in a lower of cost or market charge.

Receivables from Joint Venture Partners and Noncontrolling Interests — The Company has a 55% interest in a joint venture that has a smelter in the DRC. The remaining 45% interest is owned by two partners at 25% and 20%, respectively.

In years prior to 2007, the Company refinanced the capital contribution for the 25% minority shareholder in its joint venture in the DRC. At December 31, 2009 and 2008, the notes receivable from this partner were $13.9 million, net of a $5.2 million valuation allowance. In January 2008, the Company and the joint venture partner agreed to modify the terms of the notes receivable. The modified terms include a new interest rate of LIBOR (2.0% at December 31, 2009) and a revised repayment date for the entire balance on December 31, 2010, which may be extended at the Company's option.

Prior to December 31, 2007, the Company had a full valuation allowance against the interest receivable under the notes receivable. During 2008 and 2007, the Company received $3.8 million and $0.8 million, respectively, which was recorded as interest income. During 2008 and 2007, the Company agreed to forgive $0.8 million and $4.0 million of interest due, respectively. Due to the uncertainty of collection, the Company continues to record a full allowance against unpaid interest receivable under the notes receivable.

Under the terms of the notes receivable, a portion (80%) of the partner's share of any dividends from the joint venture and any other cash flow distributions ("secondary considerations") paid by the joint venture, if any, first serve to reduce the Company's receivables before any amounts are remitted to the joint venture partner. The receivables are secured by 80% of the partner's interest in the joint venture (book value of $23.7 million at December 31, 2009).

The Company currently anticipates that repayment of the receivables, net of the reserve, will be made from the partner's share of dividends and returns of capital from the joint venture.

Property, Plant and Equipment — Property, plant and equipment is recorded at historical cost less accumulated depreciation. Depreciation of plant and equipment is provided by the straight-line method over the useful lives of 5 to 25 years for land improvements, 5 to 40 years for buildings and improvements and 3 to 20 years for equipment and furniture and fixtures. Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease.

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. The related asset retirement costs are capitalized as a part of the carrying amount of the long-lived asset and amortized over the asset's useful life.

Internal Use Software — The Company capitalizes costs associated with the development and installation of internal use software in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 350-40, "Intangibles — Goodwill and Other: Internal Use Software." Accordingly, internal use software costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or post-implementation stage. Amounts capitalized are amortized over the estimated useful lives of the software.

Long-lived Assets other than Goodwill — Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operating losses, a significant change in the use of an asset, or the planned disposal or sale of the asset. The asset would be considered impaired when the future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its estimated fair value.

Goodwill and Intangible Assets — In accordance with the "Intangibles — Goodwill and Other" topic of the ASC, the Company evaluates the carrying value of goodwill and indefinite-lived intangible assets for impairment annually as of October 1 and between annual evaluations if changes in circumstances or the occurrence of certain events indicate potential impairment. If the carrying value of goodwill or an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized.

Intangible assets consist of (i) definite-lived assets subject to amortization and (ii) indefinite-lived intangible assets not subject to amortization. Definite-lived intangible assets consist principally of customer relationships, developed technology, capitalized software and license agreements and are being amortized using the straight-line method. Indefinite-lived intangible assets consist of trade names.

Retained Liabilities of Businesses Sold — Retained liabilities of businesses sold include obligations of the Company related to its former Precious Metals Group ("PMG"), which was sold on July 31, 2003. Under terms of the sale agreement, the Company will reimburse the buyer of this business for certain items that become due and payable by the buyer subsequent to the sale date. Such items are principally comprised of taxes payable related to periods during which the Company owned PMG. As of December 31, 2009 the net liability was $6.8 million, of which $2.9 million was included in current liabilities and $5.4 million was included in Other non-current liabilities and corresponding receivables related to indemnifications of the liabilities of $1.5 million, was recorded in Other non-current assets. The liability at December 31, 2008 was $7.8 million, of which $2.8 million was included in current liabilities and $5.0 million was included in Other non-current liabilities.

Research and Development — Research and development costs are charged to expense when incurred, are included in selling, general and administrative expenses and amounted to $9.2 million, $10.8 million, and $8.2 million in 2009, 2008, and 2007, respectively.

Repairs and Maintenance — The Company expenses repairs and maintenance costs, including periodic maintenance shutdowns at its manufacturing facilities, when incurred.

Accounting for Leases — Lease expense is recorded on a straight-line basis. The noncancellable lease term used to calculate the amount of the straight-line expense is generally determined to be the initial lease term, including any optional renewal terms that are reasonably assured.

Income Taxes — Deferred income taxes are provided to recognize the effect of temporary differences between financial and tax reporting. Deferred income taxes are not provided for undistributed earnings of certain foreign consolidated subsidiaries, to the extent such earnings are determined to be reinvested for an indefinite period of time.

Foreign Currency Translation — The functional currency for the Company's Finnish subsidiary and related DRC operations is the U.S. dollar since a majority of their purchases and sales are denominated in U.S. dollars. Accordingly, foreign currency exchange gains and losses related to assets, liabilities and transactions denominated in other currencies (principally the Euro) are included in the Statements of Consolidated Operations.

The functional currency for the Company's other operating subsidiaries outside of the United States is the applicable local currency. For those operations, financial statements are translated into U.S. dollars at year-end exchange rates as to assets and liabilities and weighted average exchange rates as to revenues and expenses. The resulting translation adjustments are recorded as a component of Accumulated other comprehensive income (loss) in stockholders' equity.

Derivative Instruments — The Company enters into derivative instruments and hedging activities to manage, where possible and economically efficient, commodity price risk, foreign currency exchange rate risk and interest rate risk related to borrowings. It is the Company's policy to execute such instruments with creditworthy banks and not enter into derivative instruments for speculative purposes. All derivatives are reflected at their fair value and recorded in other current assets and other current liabilities as of December 31, 2009 and 2008. The accounting for the fair value of a derivative depends upon whether it has been designated as a hedge and on the type of hedging relationship. To qualify for designation in a hedging relationship, specific criteria must be met and appropriate documentation prepared. Changes in the fair values of derivatives not designated in a hedging relationship are recognized in earnings.

The Company, from time to time, employs derivative instruments in connection with purchases and sales of inventory in order to establish a fixed margin and mitigate the risk of price volatility. Some customers request fixed pricing and the Company may use a derivative to mitigate price risk. While this hedging may limit the Company's ability to participate in gains from favorable commodity price fluctuations, it eliminates the risk of loss from adverse commodity price fluctuations.

Periodically, the Company enters into certain derivative instruments designated as cash flow hedges. For these hedges, the effective portion of the gain or loss from the financial instrument is initially reported as a component of Accumulated other comprehensive income (loss) in stockholders' equity and subsequently reclassified into earnings in the same line as the hedged item in the same period or periods during which the hedged item affects earnings.

Beginning in 2008, the Company entered into certain cobalt forward purchase contracts designated as fair value hedges. For fair value hedges, changes in the fair value of the derivative instrument are offset against the change in fair value of the hedged item through earnings.

Note 2 — Recently Issued Accounting Guidance

Accounting Guidance adopted in 2009:

In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance on the "FASB Accounting Standards Codification ("ASC") and the Hierarchy of Generally Accepted Accounting Principles ("GAAP")", which established that the ASC is the single source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission ("SEC"), which are sources of authoritative GAAP for SEC registrants. This guidance was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the provisions of this guidance on July 1, 2009 and has updated its references throughout the financial statements to specific GAAP literature to reflect the codification.

In August 2009, the FASB issued guidance on "Measuring Liabilities at Fair Value." This update provides amendments to "Fair Value Measurements and Disclosure" for the fair value measurement of liabilities and provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. This guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. It also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The Company adopted this guidance in 2009, and such adoption did not have a material effect on the Company's consolidated financial statements.

In September 2006, the FASB issued guidance on "Fair Value Measurements." This guidance clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements but does not require any new fair value measurements. This guidance only applies to accounting pronouncements that already require or permit fair value measures, except for standards that relate to share-based payments. As of January 1, 2008, the Company adopted the provisions of this guidance with respect to financial assets and liabilities that are measured at fair value within the financial statements. As of January 1, 2009, the Company adopted this guidance for all nonfinancial assets and nonfinancial liabilities measured at fair value on a non-recurring basis. Examples of nonfinancial assets include goodwill, intangibles, and other long-lived assets. The adoption did not have a material impact on the Company's results of operations or financial position but did change the disclosures related to nonfinancial assets and nonfinancial liabilities measured at fair value on a non-recurring basis. See Note 12.

In December 2007, the FASB issued guidance on FASB ASC Topic 810, "Consolidations," (pre-codification SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements") which requires (i) that noncontrolling (minority) interests be reported as a component of shareholders' equity, (ii) that net income attributable to the parent and to the noncontrolling interest be separately identified in the consolidated statement of operations, (iii) that changes in a parent's ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (iv) that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value, and (v) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The Company adopted this guidance on January 1, 2009. The adoption did not have any impact on the Company's results of operations or financial position but did change the financial statement presentation related to noncontrolling (minority) interests. The financial statement presentation requirement has been applied retrospectively for all periods presented. Certain reclassifications have been made to prior period amounts to conform to the current period presentation. The adoption resulted in a $47.4 million reclassification of noncontrolling minority interests from long-term liabilities to equity on the December 31, 2008 Consolidated Balance Sheet and Statement of Consolidated Total Equity and a $52.3 million reclassification on the December 31, 2007 Statement of Consolidated Total Equity.

In December 2007, the FASB issued guidance on FASB ASC Topic 805, "Business Combinations (pre-codification SFAS No. 141(R), "Business Combinations")." This guidance changes how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. This guidance establishes principles and requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. This guidance requires restructuring and acquisition-related costs to be recognized separately from the acquisition and establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The Company adopted this guidance on January 1, 2009. This standard was applied prospectively to business combinations consummated on or after January 1, 2009, including the Company's acquisition of EaglePicher Technologies LLC on January 29, 2010. See Note 21. As a result of the Company's adoption of the new guidance, transaction costs related to the acquisition of EaglePicher Technologies of $1.3 million, or $0.04 per diluted share were expensed in the accompanying Consolidated Statement of Operations for the year ended December 31, 2009.

In March, 2008, the FASB issued guidance on disclosures about derivative instruments and hedging activities that enhances required disclosures regarding derivatives and hedging activities, including how: (i) an entity uses derivative instruments, (ii) derivative instruments and related hedged items are accounted for and (iii) derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The Company adopted this guidance on January 1, 2009. The adoption did not have any impact on the Company's results of operations or financial position but did change the disclosures related to derivative instruments held by the Company. See Note 11.

In December 2008, the FASB issued guidance on, "Employers' Disclosures about Postretirement Benefit Plan Assets," effective for fiscal years ending after December 15, 2009. The Company adopted this guidance in the fourth quarter of 2009. This guidance requires an employer to disclose investment policies and strategies, categories, fair value measurements, and significant concentration of risk among its pension or other postretirement benefit plan assets. The adoption did not have any impact on the Company's results of operations or financial position but did change the disclosures related to pension assets held by the Company. See Note 14.

Accounting Guidance Not Yet Adopted
In June 2009, the FASB issued guidance on "Consolidation of Variable Interest Entities" to require an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. This guidance requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This guidance is effective for annual periods beginning after November 15, 2009. The Company has not determined the effect, if any, the adoption of this guidance will have on its results of operations or financial position.

Note 3 — Inventories

Inventories consist of the following as of December 31,

	2009	2008
Raw materials and supplies	**$150,113**	$168,060
Work-in-process	**15,952**	14,797
Finished goods	**121,031**	123,271
	$287,096	$306,128

The 2008 amount includes the effect of a $27.7 million charge to reduce the carrying value of certain inventories to market value, which was lower than cost at December 31, 2008, due primarily to the declining price of cobalt in the second half of 2008.

Note 4 — Property, Plant and Equipment, net

Property, plant and equipment, net consists of the following as of December 31,

	2009	2008
Land and improvements	**$ 12,839**	$ 9,180
Buildings and improvements	**142,472**	140,082
Machinery and equipment	**446,282**	431,893
Furniture and fixtures	**12,361**	12,118
Property, plant and equipment, at cost	**613,954**	593,273
Less accumulated depreciation	**386,839**	348,071
	$227,115	$245,202

Total depreciation expense on property, plant and equipment was $43.2 million in 2009, $45.6 million in 2008 and $31.5 million in 2007.

Note 5 — Investments

During 2008, the Company invested $0.7 million in CrisolteQ Oy ("CrisolteQ"), a private Finnish Company, through the purchase of common stock and a convertible loan. The Company accounts for its investment in

CrisolteQ under the equity method. CrisolteQ is developing and commercializing new metal recycling technology for spent catalyst materials.

During 2007, the Company invested $2.0 million in Quantumsphere, Inc. ("QSI") through the purchase of 615,385 shares of common stock and warrants to purchase an additional 307,692 shares of common stock. The Company allocated $1.6 million to the common stock and $0.4 million to the warrants. The Company accounts for its investment in QSI under the cost method. The Company and QSI have agreed to co-develop new, proprietary applications for the high-growth, high-margin clean-energy and portable power sectors. In addition, the Company has the right to market and distribute certain QSI products.

Note 6 — Acquisitions

On December 31, 2007, the Company completed the acquisition of the Electronics businesses ("REM") of Rockwood Specialties Group, Inc. for $321.5 million in cash, including professional fees of $5.1 million associated with this transaction. The REM businesses, which had combined sales of approximately $200 million in 2007 and employ approximately 700 people, include its Printed Circuit Board ("PCB") business, Ultra-Pure Chemicals ("UPC") business, and Photomasks business. The businesses supply customers with chemicals used in the manufacture of semiconductors and printed circuit boards as well as photo-imaging masks primarily for semiconductor and photovoltaic manufacturers and have locations in the United States, England, Scotland, France, Taiwan, Singapore and China. The acquisition of REM provides new products and expanded distribution channels for the Company's Electronic Chemicals business unit. The REM businesses are included in the Specialty Chemicals segment.

The purchase price exceeded the fair value of acquired net assets and, accordingly, $164.0 million was allocated to goodwill. Goodwill is not deductible for tax purposes.

The following table summarizes the final purchase price allocation:

Cash	$ 15,754
Accounts receivable	47,919
Inventories	20,527
Other current assets	7,925
Property, plant and equipment	63,127
Intangibles	82,318
Other assets	269
Goodwill	164,224
Total assets acquired	402,063
Accounts payable	24,322
Other current liabilities	11,980
Other liabilities	28,512
Total liabilities assumed	64,814
Net assets acquired	337,249
Cash acquired	15,754
Purchase price, net of cash acquired	$321,495

During 2008, the Company finalized the purchase price allocation. The changes since the initial allocation to inventories, property, plant and equipment, and intangibles reflect adjustments to the fair values based on market-based valuations. The change in liabilities is primarily related to the adjustment of deferred tax liabilities as a result of the adjustments to inventories, property, plant and equipment and intangibles.

On October 1, 2007, the Company completed the acquisition of Borchers GmbH ("Borchers"), a European-based specialty coatings additive supplier, with locations in France and Germany, for approximately $20.7 million, net of cash acquired. Borchers had sales of approximately $42 million in the first nine months of 2007. The Company incurred fees of approximately $1.4 million associated with this transaction. The impact of the Borchers acquisition was not deemed to be material to the results of operations or financial position of the Company. Borchers is included in Advanced Organics in the Company's Specialty Chemicals segment.

The results of operations of each acquisition have been included in the results of the Company from the respective dates of acquisition.

Note 7 — Goodwill and Other Intangible Assets

Goodwill is tested for impairment on an annual basis and more often if indicators of impairment exist. The goodwill impairment test is a two-step process. During the first step, the Company estimates the fair value of the reporting unit (with goodwill) and compares that amount to the carrying value of that reporting unit. If the estimated fair value of the reporting unit is less than its carrying value, the "Intangibles — Goodwill and Other" topic of the ASC requires a second step to determine the implied fair value of goodwill of the reporting unit, and a comparison of that amount to the carrying value of the goodwill of the reporting unit. This second step includes valuing all of the tangible and intangible assets and liabilities of the reporting unit as if they had been acquired in a business combination.

Under the "Intangibles — Goodwill and Other" topic of the ASC, reporting units are defined as an operating segment or one level below an operating segment (i.e. component level or reporting unit). The Company tests goodwill at the component level. The Company's reporting units are Advanced Materials, Electronic Chemicals, Advanced Organics, Ultra Pure Chemicals ("UPC") and Photomasks. The Company is organized into two segments: Advanced Materials and Specialty Chemicals. The Specialty Chemicals segment is comprised of Electronic Chemicals, Advanced Organics, UPC and Photomasks.

To test goodwill for impairment, the Company is required to estimate the fair value of each of its reporting units. Since quoted market prices in an active market are not available for the Company's reporting units, the Company uses other valuation techniques. The Company has developed a model to estimate the fair value of the reporting units utilizing a discounted cash flow valuation technique ("DCF model"). The Company selected the DCF model as it believes it is comparable to what would be used by market participants to estimate its fair value. The impairment test incorporates the Company's estimates of future cash flows; allocations of certain assets, liabilities and cash flows among reporting units; future growth rates; terminal value amounts; and the applicable weighted-average cost of capital (the "WACC") used to discount those estimated cash flows. These estimates are based on management's judgment. The estimates and projections used in the estimate of fair value are consistent with the Company's forecast and long-range plans.

The Company conducts its annual goodwill impairment test as of October 1. However, during the fourth quarter of 2008, indicators of potential impairment caused the Company to conduct an interim impairment test as of December 31, 2008. Those indicators included the fact that the Company's stock traded below net book value per share since the end of the second quarter of 2008, operating losses in the fourth quarter of 2008 and revisions made to the 2009 plan, and significant deterioration in the capital markets in the fourth quarter of 2008 that resulted in an increase to the respective WACC calculations.

The results of the testing as of December 31, 2008 confirmed the carrying value of the UPC reporting unit exceeded its estimated fair value. In the fourth quarter of 2008, the Company recorded an estimated goodwill impairment charge of $8.8 million (of a total of $32.8 million of goodwill related to the UPC reporting unit). The Company finalized the step-two analysis during the first quarter of 2009 and concluded the goodwill impairment charge for UPC was $4.7 million; therefore, the Company recorded a $4.1 million adjustment in the first quarter of 2009 to reverse a portion of the 2008 charge.

During the first quarter of 2009, additional impairment indicators caused the Company to conduct an interim impairment test for its Advanced Organics reporting unit. Those indicators included operating losses in excess of forecast in the first quarter of 2009 and revisions made to the 2009 forecast and outlook beyond 2009 as a result of the decline in the Company's business outlook primarily due to further deterioration in certain end markets. As a result of this impairment analysis, the Company concluded that, as of March 31, 2009, the carrying value of its Advanced Organics reporting unit exceeded its estimated fair value. In the first quarter of 2009, the Company recorded a goodwill impairment charge of $6.8 million to write off all of the goodwill related to the Advanced Organics reporting unit.

During the second quarter of 2009, the Company again revised its 2009 forecast and outlook beyond 2009 to reflect the continued economic downturn and, consequently, the Company's assumptions regarding growth and recovery trends in the markets it serves. Also during the second quarter of 2009, the Company updated its assumption with respect to the probability of future cash flows from opportunities related to a license agreement associated with UPC. The license agreement was an existing asset of UPC when it was acquired from Rockwood Specialties Group, Inc. in 2007. Based on the uncertain impact the economy may have on both the timing and execution of activities from this license agreement, the Company concluded that no estimated future cash flows from the license agreement should be included in the valuation of the UPC reporting unit. The Company continues to own the license agreement and therefore would participate in any future market opportunities should they occur.

The Company concluded that operating losses in certain reporting units for the first six months of 2009 and the revisions to estimated future cash flows and growth rates were potential indicators of impairment and an interim goodwill impairment test was performed as of June 30, 2009. In the second quarter of 2009, the Company recorded an estimated goodwill impairment charge of $35.0 million to write off $21.0 million of goodwill related to the UPC reporting unit and $14.0 million of goodwill related to the Photomasks reporting unit. The Company finalized the step-two analysis during the third quarter of 2009 and concluded the goodwill impairment charge was $34.9 million ($15.8 million for UPC and $19.1 million for Photomasks); therefore, the Company recorded a net $0.1 million adjustment in the third quarter of 2009 to reverse a portion of the charge taken in the second quarter of 2009.

The primary factors contributing to the $41.6 million goodwill impairment charges in 2009 were lower assumptions for revenue and volume growth in 2009 and beyond and the associated impact on operating cash flow from these reduced projections, and the change in the Company's assumption with respect to the probability of future cash flows from opportunities related to the UPC license agreement. The Company reviewed and updated as deemed necessary all of the assumptions used in its DCF model during the 2008 and 2009 impairment testing. The estimates and judgments that most significantly affect the fair value calculation are future operating cash flow assumptions and the WACC used in the DCF model. The Company believes the assumptions used in the 2008 and 2009 impairment testing were consistent with the risk inherent in the business models of the reporting units at the time the impairment tests were performed.

The results of the annual impairment testing as of the October 1, 2009 testing date confirmed the carrying value of the UPC reporting unit exceeded its estimated fair value. The Company completed the step-two analysis for UPC and concluded no goodwill impairment charge was required as the implied fair value of goodwill exceeds its carrying amount. The estimated fair value of the remaining reporting units (Advanced Materials, Electronic Chemicals and Photomasks) exceeded their carrying values, therefore no impairment loss was required to be recognized.

The change in the carrying amount of goodwill is as follows:

	Advanced Materials	Specialty Chemicals	Consolidated
Balance at January 1, 2008	$103,326	$218,846	$322,172
Final purchase price adjustments — REM	—	(15,731)	(15,731)
Final purchase price adjustments — Borchers	—	1,062	1,062
Income tax adjustment (valuation allowance)(a)	—	(11,500)	(11,500)
Goodwill impairment charge	—	(8,800)	(8,800)
Foreign currency translation adjustments	—	(18,526)	(18,526)
Balance at December 31, 2008	103,326	165,351	268,677
2008 goodwill impairment charge adjustment	—	4,139	4,139
Goodwill impairment charge	—	(41,643)	(41,643)
Foreign currency translation adjustments	—	3,016	3,016
Balance at December 31, 2009	**$103,326**	**$130,863**	**$234,189**

(a) The acquired deferred tax liabilities of the U.S. REM entities reduced the amount of the deferred tax valuation allowance against the Company's deferred tax assets which would have otherwise been required at the date of acquisition. As a result, the valuation allowance was reduced, with a corresponding reduction in goodwill.

At December 31, 2009, the carrying amount of goodwill and accumulated goodwill impairment charges by reporting unit is as follows:

	Carrying Amount	Accumulated Goodwill Impairment Charges
Advanced Materials	$103,326	$ —
Advanced Organics	—	6,768
Electronic Chemicals	114,991	—
Ultra Pure Chemicals	12,828	20,459
Photomasks	3,044	19,077
	$234,189	$46,304

The Company did not recognize any goodwill impairment charges prior to 2008.

A summary of intangible assets follows:

	Gross Carrying Amount	Accumulated Amortization	Foreign Currency Translation	Impairment	Net Balance
Intangible assets not subject to amortization:					
Tradenames	$ 8,185	$ —	$ 252	$ (667)	$ 7,770
Intangible assets subject to amortization:					
Customer relationships	67,723	(15,767)	1,362	—	53,318
Developed technology	12,369	(1,577)	153	—	10,945
Capitalized software	12,788	(7,665)	(70)	(179)	4,874
License agreements	3,370	(482)	(46)	(883)	1,959
Other intangibles	918	(220)	(335)	—	363
	97,168	(25,711)	1,064	(1,062)	71,459
Balance at December 31, 2009	**$105,353**	**$(25,711)**	**$1,316**	**$(1,729)**	**$79,229**
Intangible assets not subject to amortization:					
Tradenames	$ 8,398	$ —	$ (13)	$ (200)	$ 8,185
Intangible assets subject to amortization:					
Customer relationships	67,723	(9,840)	(19)	—	57,864
Developed technology	12,369	(851)	(11)	—	11,507
Capitalized software	10,491	(4,217)	(215)	—	6,059
License agreements	870	—	—	—	870
Other intangibles	3,021	(2,384)	(298)	—	339
	94,474	(17,292)	(543)	—	76,639
Balance at December 31, 2008	$102,872	$(17,292)	$ (556)	$ (200)	$84,824

The weighted average amortization period is as follows (in years):

Customer relationships	10
Technology	16
Capitalized software	2
License agreements	4
Other intangibles	3

Intangible assets consist of (i) definite-lived assets subject to amortization and (ii) indefinite-lived intangible assets not subject to amortization. All intangible assets subject to amortization are amortized on a straight-line basis over the estimated useful lives.

Indefinite-lived intangible assets are tested annually for impairment and between annual evaluations if changes in circumstances or the occurrence of certain events indicate potential impairment. During 2009, the Company determined that the license agreement in the UPC reporting unit and certain indefinite-lived trade names in its Photomasks and UPC reporting units were impaired due to downward revisions in estimates of future revenue and cash flows. As a result, selling, general and administrative expenses for 2009 includes an impairment charge of $0.9 million for the license agreement and $0.7 million related to the indefinite-lived trade names. In performing its annual intangible asset impairment testing as of October 1, 2008, the Company determined that certain indefinite-lived trade names in its Photomasks reporting unit were impaired due to downward revisions in estimates of future revenue. As a result, selling, general and administrative expenses for 2008 includes an impairment charge of $0.2 million related to the indefinite-lived trade names.

Amortization expense related to intangible assets, including capitalized software, for the years ended December 31, 2009, 2008 and 2007 was $10.5 million, $10.5 million and $1.7 million, respectively. The increase in amortization expense in 2009 and 2008 was due to the amortization of intangible assets associated with the acquisition of the REM businesses and Borchers in 2007.

During 2005, the Company initiated a multi-year Enterprise Resource Planning project that is being implemented to achieve increased efficiency and effectiveness in its supply chain, financial processes and management reporting. Implementation of the system began during 2007, at which time the Company began amortizing costs capitalized during the application development stage, which are included above in capitalized software. Amortization of capitalized software was $3.4 million, $3.0 million and $1.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Estimated annual pretax amortization expense for intangible assets is as follows:

2010	$9,333
2011	$7,745
2012	$7,362
2013	$6,646
2014	$6,329

Note 8 — Restructuring

During 2009, the Company announced, and began to implement, a restructuring plan for the carboxylate portion of the Advanced Organics business within the Specialty Chemicals segment to better align the cost structure and asset base to industry conditions resulting from weak customer demand and overcapacity. The restructuring plan includes exiting of the Manchester, England manufacturing facility and workforce reductions at the Company's Belleville, Ontario, Canada; Kokkola, Finland; Franklin, Pennsylvania and Westlake, Ohio locations. The restructuring plan includes the elimination of 100 employee positions, including two in Westlake, five in Belleville, six in Franklin, 15 in Kokkola and 72 in Manchester. The Company eliminated 17 positions in 2009. The remaining positions will be eliminated during 2010 and the first half of 2011. The majority of position eliminations are expected to be completed by mid-2010. The restructuring plan does not involve the discontinuation of any material product lines or other functions.

During 2009, the Company recorded restructuring charges totaling $12.7 million in the Statement of Consolidated Operations. The charges resulted from the following activities:

- Employee severance and health care continuation of $5.0 million;
- An asset impairment charge of $5.5 million relating to property, plant and equipment;
- An inventory impairment charge attributable to the restructuring of $1.9 million; and
- Other charges, including intangible asset impairment, of $0.3 million.

In addition to the charges described above, the Company will continue to incur severance, decommissioning and demolition costs, lease termination costs and other exit costs that will be expensed as incurred. The Company has incurred and expects to incur the following restructuring charges:

	Charges Incurred in 2009	Additional Charges Expected to be Incurred	Total Charges Expected to be Incurred
Cash charges			
Workforce reductions	**$ 4,967**	$2,461	$ 7,428
Decommissioning, demolition and lease termination charges	**25**	2,438	2,463
	4,992	4,899	9,891
Non-cash charges			
Fixed asset impairment	**5,536**	—	5,536
Inventory impairment	**1,890**	—	1,890
Other charges	**290**	—	290
	7,716	—	7,716
Total charges	**$12,708**	$4,899	$17,607

The following table presents the activity and balances related to the restructuring program for 2009:

	Workforce Reductions	Fixed Asset and Inventory Impairments	Other Charges	Total
Balance at December 31, 2008	$ —	$ —	$ —	$ —
Charge	4,967	7,426	315	12,708
Foreign currency translation adjustment	(68)	—	—	(68)
Cash payments	(40)	—	—	(40)
Non-cash charges	—	(7,426)	(290)	(7,716)
Balance at December 31, 2009	**$4,859**	**$ —**	**$ 25**	**$ 4,884**

The restructuring accrual represents future cash payments and is recorded on the Consolidated Balance Sheet ($4.0 million is included Other current liabilities and $0.9 million is included in Other non-current liabilities). Workforce reduction payments, primarily severance, are expected to be completed by the end of 2011, with the majority of payments occurring in the second half of 2010 and the first half of 2011.

Note 9 — Discontinued Operations and Disposition of the Nickel Business

Income from discontinued operations is related to the Company's former Nickel business that was sold in 2007 and the Company's former copper powders business, SCM Metal Products, Inc. ("SCM"), and PMG, which were both sold in 2003. Income from discontinued operations consisted of the following for the years ended December 31:

	2009	2008	2007
Net sales	$ —	$—	$193,091
Income from discontinued operations before income taxes	$1,981	$92	$ 82,699
Income tax expense	485	—	19,642
Income from discontinued operations	1,496	92	63,057
Gain on sale of discontinued operations	—	—	76,991
Income tax expense	—	—	(4,721)
Total income from discontinued operations, net of tax	$1,496	$92	$135,327

Income from discontinued operations in 2009 includes the reversal of a $2.0 million tax contingency accrual related to PMG.

Income from discontinued operations in 2007 is primarily the results of the Nickel business. The Company received net cash proceeds of $490.0 million related to the sale, completed on March 1, 2007. Discontinued operations in 2007 also includes income of $1.8 million related to SCM and PMG.

Note 10 — Debt

The Company has a Revolving Credit Agreement (the "Revolver") with availability of up to $100.0 million, including up to the equivalent of $25.0 million in Euros or other foreign currencies. The Revolver includes an "accordion" feature under which the Company may increase the availability by $50.0 million to a maximum of $150.0 million subject to certain conditions and discretionary approvals of the lenders. At December 31, 2009, the Company was in compliance with such conditions but would need to obtain incremental credit commitments by new and/or existing lenders under the existing terms and conditions of the Revolver to access the accordion feature. To date the Company has not sought to borrow under the accordion feature. Obligations under the Revolver are guaranteed by each of the Company's U.S. subsidiaries and are secured by a lien on the assets of the Company and such subsidiaries. The Revolver contains certain covenants, including financial covenants, that require the Company to (i) maintain a minimum net worth and (ii) not exceed a certain debt-to-adjusted-earnings ratio. As of December 31, 2009, the Company was in compliance with all of the covenants under the Revolver. Minimum net worth is defined as an amount equal to the sum of $826.1 million plus 75% of consolidated net income for each quarter ending after March 1, 2007 for which consolidated net income is positive. Minimum net worth was $1,070.3 million at December 31, 2009. Consolidated net worth, defined as total OM Group, Inc. stockholders' equity, was $1,131.3 million at December 31, 2009. The Company is required to maintain a debt to adjusted earnings ratio of consolidated net debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") of no more than 3.5 times. Consolidated net debt is defined as consolidated total debt less cash and cash equivalents. At December 31, 2009, the Company had no consolidated net debt. The Revolver includes a cross default provision whereby an event of default under other debt obligations, as defined, will be considered an event of default under the Revolver. The Company has the option to specify that interest be calculated based either on a London interbank offered rate ("LIBOR") plus a calculated margin amount, or on a base rate. The applicable margin for the LIBOR rate ranges from 0.50% to 1.00%. The Revolver also requires the payment of a fee of 0.125% to 0.25% per annum on the unused commitment. The margin and unused commitment fees are subject to quarterly adjustment based on a certain debt-to-adjusted-earnings ratio. The Revolver provides for interest-only payments during its term, with principal due at maturity on December 20, 2010. During the second quarter of 2009, the

Company repaid the outstanding revolver balance of $25.0 million with available cash on hand. The outstanding Revolver balance was $0 and $25.0 million at December 31, 2009 and 2008, respectively.

The Company incurred fees and expenses of approximately $0.4 million in 2005 related to the Revolver. These fees and expenses were deferred and are being amortized to interest expense.

During 2008, the Company's Finnish subsidiary, OMG Kokkola Chemicals Oy ("OMG Kokkola"), entered into a € 25 million credit facility agreement (the "Credit Facility"). Under the Credit Facility, subject to the lender's discretion, OMG Kokkola can draw short-term loans, ranging from one to nine months in duration, in U.S. dollars at LIBOR plus a margin of 0.55%. The Credit Facility has an indefinite term, and either party can immediately terminate the Credit Facility after providing notice to the other party. The Company agreed to unconditionally guarantee all of the obligations of OMG Kokkola under the Credit Facility. There were no borrowings outstanding under the Credit Facility at December 31, 2009 or 2008.

During the second quarter of 2009, the Company repaid the remaining $1.1 million balance of a term loan with available cash on hand. The balance of the term loan was $1.1 million at December 31, 2008.

Debt consists of the following as of December 31:

	2009	2008
Revolving credit agreement	$—	$25,000
Notes payable — bank	—	1,144
	—	26,144
Less: Short-term debt	—	—
Less: Current portion of long-term debt	—	80
Total long-term debt	$—	$26,064

Interest paid on long-term debt was $0.4 million, $1.0 million, and $8.5 million for 2009, 2008, and 2007, respectively. Interest expense has not been allocated to discontinued operations. No interest was capitalized in 2009, 2008, or 2007.

On March 7, 2007, the Company redeemed the entire $400.0 million of its outstanding 9.25% Senior Subordinated Notes due 2011 (the "Notes") at a redemption price of 104.625% of the principal amount, or $418.5 million, plus accrued interest of $8.4 million. The loss on redemption of the Notes was $21.7 million, and consisted of the premium of $18.5 million plus related deferred financing costs of $5.7 million less a deferred net gain on terminated interest rate swaps of $2.5 million.

Note 11 — Derivative Instruments

The Company enters into derivative instruments and hedging activities to manage, where possible and economically efficient, commodity price risk, foreign currency exchange rate risk and interest rate risk related to borrowings. It is the Company's policy to execute such instruments with creditworthy counterparties and not enter into derivative instruments for speculative purposes. All derivatives are reflected on the balance sheet at fair value and recorded in other current assets and other current liabilities in the Consolidated Balance Sheets. The accounting for the fair value of a derivative depends upon whether it has been designated as a hedge and on the type of hedging relationship. Changes in the fair value of derivative instruments are recognized immediately in earnings, unless the derivative is designated as a hedge and qualifies for hedge accounting. Under hedge accounting, recognition of derivative gains and losses can be matched in the same period with that of the hedged exposure and thereby minimize earnings volatility. To qualify for designation in a hedging relationship, specific criteria must be met and appropriate documentation prepared.

For a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the risk being hedged are both recognized currently in earnings. For a cash flow hedge, the effective portion of the change in fair value of a hedging instrument is initially recognized in Accumulated other comprehensive income (loss) ("AOCI(L)") in stockholders' equity and subsequently reclassified to earnings when the hedged item affects income. The ineffective portion of the change in fair value of a cash flow hedge is recognized immediately in earnings. For a net investment hedge, the effective portion of the change in fair value of the hedging instrument is reported in AOCI(L) as part of the cumulative translation adjustment, while the ineffective portion is recognized immediately in earnings. The Company does not enter into net investment hedges.

Commodity Price Risk

The Company enters into derivative instruments and hedging activities to manage commodity price risk. The Company, from time to time, employs derivative instruments in connection with certain purchases and sales of inventory in order to establish a fixed margin and mitigate the risk of price volatility. Some customers request fixed pricing and the Company may use a derivative to mitigate price risk. The Company makes or receives payments based on the difference between a fixed price (as specified in each individual contract) and the market price of the commodity being hedged. These payments will offset the change in prices of the underlying sales or purchases and effectively fix the price of the hedged commodity at the contracted rate for the contracted volume. While this hedging may limit the Company's ability to participate in gains from favorable commodity price fluctuations, it eliminates the risk of loss from adverse commodity price fluctuations.

Derivative instruments employed by the Company to manage commodity price risk include cash flow and fair value hedges as well as some contracts that are not designated as accounting hedges.

Cash Flow Hedges

From time to time, the Company enters into copper forward sales contracts that are designated as cash flow hedges. At December 31, 2009, the notional quantity of open contracts designated as cash flow hedges in accordance with the "Derivatives and Hedging" topic of the ASC was 1.3 million pounds. The Company had no cash flow hedges at December 31, 2008. The outstanding contracts as of December 31, 2009 had maturities ranging up to 2 months. As of December 31, 2009, AOCI(L) includes a cumulative loss of $0.2 million, net of tax, related to these contracts, all of which is expected to be reclassified to earnings during the first quarter of 2010.

Fair Value Hedges

From time to time, the Company enters into certain cobalt forward purchase contracts designated as fair value hedges. At December 31, 2008, the notional quantity of open contracts designated as fair value hedges in accordance with the "Derivatives and Hedging" topic of the ASC was 0.3 million pounds. The Company had no fair value hedges at December 31, 2009.

Other Forward Contracts

During 2007, the Company entered into cobalt forward purchase contracts to establish a fixed margin and mitigate the risk of price volatility related to the sales during the second quarter of 2008 of cobalt-containing finished products that were priced based on a formula that included a fixed cobalt price component. These forward purchase contracts were not designated as hedging instruments under the "Derivatives and Hedging" topic of the ASC. Accordingly, these contracts were adjusted to fair value as of the end of each reporting period, with the gain or loss recorded in cost of products sold. The Company had no forward contracts at December 31, 2009 or 2008.

Foreign Currency Exchange Rate Risk

The functional currency for the Company's Finnish operating subsidiary is the U.S. dollar since a majority of its purchases and sales are denominated in U.S. dollars. Accordingly, foreign currency exchange gains and losses related to transactions of this subsidiary denominated in other currencies (principally the Euro) are included in earnings.

While a majority of the subsidiary's raw material purchases are in U.S. dollars, it also has some Euro-denominated expenses. Beginning in 2009, the Company entered into foreign currency forward contracts to mitigate a portion of the earnings volatility in those Euro-denominated cash flows due to changes in the Euro/U.S. dollar exchange rate. The Company had Euro forward contracts with notional values that totaled 1.5 million Euros at December 31, 2009. The Company designated these derivatives as cash flow hedges of its forecasted foreign currency denominated expense. The outstanding contracts as of December 31, 2009 had maturities ranging up to two months. As of December 31, 2009, AOCI(L) includes a cumulative gain of $0.2 million, net of tax, related to these contracts, all of which is expected to be reclassified to earnings during the first quarter of 2010. In the first quarter of 2010, the Company entered into Euro forward contracts with notional values that totaled 40.7 million Euros with maturities through December 31, 2010.

The following table summarizes the fair value of derivative instruments designated as hedging instruments in accordance with the "Derivatives and Hedging" topic of the ASC as recorded in the Consolidated Balance Sheets:

	Derivative Assets			
	December 31, 2009		December 31,2008	
	Balance sheet Location	Fair Value	Balance sheet location	Fair Value
Euro forward contracts	Other current assets	$258	n/a	$ —
Commodity contracts	n/a	—	Other current assets	143
Total		$258		$143

	Derivative Liabilities			
	December 31, 2009		December 31, 2008	
	Balance Sheet Location	Fair value	Balance sheet Location	Fair Value
Commodity contracts	Other current liabilities	$226	Other current liabilities	$200
Total		$226		$200

The following table summarizes the effect of derivative instruments as recorded in the Statement of Consolidated Operations:

	Derivatives in Fair Value Hedging Relationships			
	Location of Gain (Loss) on Derivative Recognized in Income	Amount of Gain (Loss) on Derivative Recognized in Income for the Year Ended December 31,		
		2009	2008	2007
Commodity contracts	Cost of products sold	$227	$(6,753)	$—

	Hedged Items in Fair Value Hedging Relationships	Location of Gain (Loss) on Related Hedged Item Recognized in Income	Amount of Gain (Loss) on Related Hedged Item Recognized in Income for the year ended December 31,		
			2009	2008	2007
Commodity contracts	Firm commitment	Cost of products sold	$(227)	$6,753	$—

	Derivatives in Cash Flow Hedging Relationships		
	Amount of Gain (Loss) on Derivative Recognized in AOCI(L) (Effective Portion) for the Year Ended		
	2009	2008	2007
Euro forward contracts	$ 1,252	$ —	$ —
Commodity contracts	(1,843)	624	504
Total	$ (591)	$624	$504

	Location of Gain (Loss) Reclassified from AOCI(L) into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI(L) into Income (Effective Portion) for the year ended		
		2009	2008	2007
Euro forward contracts	Cost of products sold	$ 1,061	$ —	$ —
Commodity contracts	Net sales	(1,676)	624	504
Total		$ (615)	$624	$504

	Derivatives Not Designated as Hedging Instruments			
	Location of Gain Recognized in Income on Derivative	Amount of Gain Recognized in Income on Derivative for the Year Ended		
		2009	2008	2007
Commodity contracts	**Cost of products sold**	$—	$4,002	$6,735
Total		$—	$4,002	$6,735

Note 12 — Fair Value Disclosures

The following table shows the Company's assets and liabilities accounted for at fair value on a recurring basis:

		Fair Value Measurements at Reporting Date Using		
Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Foreign currency forward contracts	**$258**	**$—**	**$258**	**$—**
Total	**$258**	**$—**	**$258**	**$—**
Liabilities:				
Commodity contracts	**$226**	**$—**	**$226**	**$—**
Total	**$226**	**$—**	**$226**	**$—**

See Note 14 for fair value disclosure related to pension assets.

The Company uses significant other observable inputs to value derivative instruments used to hedge foreign currency and copper price volatility; therefore, they are classified within Level 2 of the valuation hierarchy.

Cobalt forward purchase contracts are classified as Level 3, as their valuation is based on the expected future cash flows discounted to present value. Future cash flows are estimated using a theoretical forward price as quoted forward prices are not available. The following table provides a reconciliation of derivatives measured at fair value on a recurring basis which used Level 3 inputs:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Derivatives
January 1, 2008	**$ 6,735**
Realized or unrealized gains (losses) included in earnings	**(2,752)**
Purchases, issuances, and settlements	**(4,040)**
Transfers in and/or out of Level 3	**—**
December 31, 2008	**(57)**
Realized or unrealized gains (losses) included in earnings	**227**
Purchases, issuances, and settlements	**(170)**
Transfers in and/or out of Level 3	**—**
December 31, 2009	**$ —**

Non-recurring fair value measurements

In September 2009, the Company announced a restructuring plan related to its Advanced Organics business. See Note 8. As a result, the Company reviewed its long-lived assets associated with the Manchester, England facility for impairment and recorded a $5.7 million impairment charge. The fair value measurements were calculated using significant unobservable inputs (combination of the cost and market approach).

In accordance with the provisions of the "Intangibles — Goodwill and Other" topic of the ASC, goodwill of the UPC reporting unit was written down to its implied fair value of $28.3 million after completing step two in 2009. The resulting $4.1 million adjustment to the estimated goodwill impairment charge of $8.8 million recorded in 2008 was included in earnings of 2009. During 2009, the Company recorded an additional $15.8 million goodwill impairment charge related to the UPC reporting unit to write down goodwill with a carrying value of $28.5 million to its implied fair value of $12.7 million. In addition, the Company recorded an impairment charge of $19.1 million related to the Photomasks reporting unit to write down goodwill with a carrying value of $22.3 million to its implied fair value of $3.2 million. Goodwill related to the Advanced Organics reporting unit with a carrying amount of $6.8 million was written down to its implied fair value of $0, resulting in an impairment charge of $6.8 million in 2009. The Company utilizes a discounted cash flow analysis to estimate the fair value of the reporting units utilizing unobservable inputs. The fair value measurement of the reporting unit under the step-one analysis and the step-two analysis in their entirety are classified as Level 3 inputs.

During 2009 the Company also wrote down to fair value indefinite-lived trade name intangible assets in its Photomasks and Electronic Chemicals reporting units and a license agreement in its UPC reporting unit due to downward revisions in estimates of future revenue and cash flows. The impaired indefinite-lived trade name intangible assets were determined to have a fair value of $4.0 million resulting in a charge of $0.7 million, and the license agreement was determined to have no value resulting in a charge of $0.9 million. Both charges were included in earnings for 2009. The Company utilizes a "relief from royalty" methodology in estimating fair values for indefinite-lived trade names. The methodology estimates the fair value of each trade name by determining the present value of the royalty payments that are avoided as a result of owning the trade name and includes judgmental assumptions about sales growth that are consistent with the assumptions used to determine the fair value of reporting units in the Company's goodwill testing. The fair value measurements were calculated using unobservable inputs (discounted cash flow analyses), classified as Level 3, requiring significant management judgment due to the absence of quoted market prices or observable inputs for assets of a similar nature.

The Company also holds financial instruments consisting of cash, accounts receivable, and accounts payable. The carrying amounts of cash, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these instruments. Derivative instruments are recorded at fair value as indicated in Note 11. Fair values for investments held at cost are not readily available, but are estimated to approximate fair value. Cost method investments are evaluated for impairment quarterly. The Company has a $2.0 million investment in Quantumsphere, Inc. ("QSI") accounted for under the cost method. The Company and QSI have agreed to co-develop new, proprietary applications for the high-growth, high-margin clean-energy and portable power sectors. In addition, the Company has the right to market and distribute certain QSI products.

Accounts receivable potentially subjects the Company to a concentration of credit risk. The Company maintains significant accounts receivable balances with several large customers. At December 31, 2009 the accounts receivable balance from our largest customer represented 3% of the Company's net accounts receivable. Generally, the Company does not obtain security from its customers in support of accounts receivable.

Sales to Nichia Chemical Corporation represented approximately 16%, 22%, and 23% of net sales in 2009, 2008 and 2007, respectively. No other customer individually represented more than 10% of net sales for any period presented. Sales to the top five customers represented approximately 26% of net sales in 2009. The loss of one or more of these customers could have a material adverse effect on the Company's business, results of operations or financial position.

Note 13 — Income Taxes

Income (loss) from continuing operations before income tax expense consists of the following:

	Year Ended December 31		
	2009	**2008**	**2007**
United States	**$(43,099)**	$ (41,813)	$ (50,638)
Outside the United States	**42,041**	214,101	248,893
	$ (1,058)	$172,288	$198,255

Income tax expense is summarized as follows:

	Year Ended December 31		
	2009	2008	2007
Current tax provision (benefit):			
United States:			
Federal	**$ 7,122**	$(44,927)	$ 51,195
State and local	**144**	167	80
Outside the United States	**21,104**	61,730	40,792
Total current	**28,370**	16,970	92,067
Deferred tax provision (benefit):			
United States	**(6,949)**	5,437	(18,997)
Outside the United States	**(522)**	(6,331)	3,241
Total deferred	**(7,471)**	(894)	(15,756)
	$20,899	$ 16,076	$ 76,311

A reconciliation of income taxes computed using the United States statutory rate to income taxes computed using the Company's effective income tax rate is as follows:

	Year Ended December 31		
	2009	2008	2007
Income (loss) from continuing operations before income tax expense	**$ (1,058)**	$172,288	$198,255
Income taxes at the United States statutory rate (35)%	**$ (370)**	$ 60,301	$ 69,389
Increase (decrease) in taxes resulting from:			
Effective tax rate differential on income (loss) outside of the United States	**5,260**	(17,673)	(38,845)
Repatriation of foreign earnings	**2,537**	10,284	45,709
Goodwill impairment	**11,853**	2,200	—
Malaysian tax holiday	**(3,946)**	(4,962)	(6,975)
U.S. losses with no tax benefit	**—**	4,611	—
Valuation allowance	**1,025**	1,808	4,103
Liability for uncertain tax positions	**8,160**	2,317	240
Foreign tax credits on amended prior year tax returns	**(5,985)**	(46,636)	—
Other, net	**2,365**	3,826	2,690
Income tax expense	**$20,899**	$ 16,076	$ 76,311
Effective income tax rate	**(a)**	9.3%	38.5%

(a) not meaningful

During 2009, the Company completed an analysis of foreign tax credit positions and recorded a $5.8 million tax benefit related to an election to take foreign tax credits on prior year U.S. tax returns. As originally filed, such returns claimed these amounts as deductions rather than foreign tax credits because the Company was in a net operating loss carryforward position in the U.S. during those years. However, due to income taxes paid in the U.S. in connection with the 2009 repatriation of foreign earnings, the Company is able to utilize these foreign tax credits previously taken as deductions. The benefit related to the foreign tax credits was $0.19 per diluted share in 2009.

During 2008, the Company completed an analysis of foreign tax credit positions and recorded a $46.6 million tax benefit related to an election to take foreign tax credits on prior year U.S. tax returns. As originally filed, such returns claimed these amounts as deductions rather than foreign tax credits because the Company was in a net operating loss carryforward position in the U.S. during those years. However, due to income taxes paid in the U.S. in connection with the 2007 repatriation of foreign earnings, the Company is able to utilize these foreign tax credits previously taken as deductions. The benefit related to the foreign tax credits was $1.54 per diluted share in 2008. The $46.6 million tax benefit is net of a valuation allowance of $1.5 million on deferred tax assets because it is more likely than not that those deferred tax assets will not be realized as a result of the Company's election to claim the foreign tax credits. Excluding the tax benefit related to the foreign tax credits, the Company's effective income tax rate would have been 36.4% for 2008.

Prior to December 31, 2006, the Company had recorded a valuation allowance against its U.S. net deferred tax assets, primarily related to net operating loss carryforwards, because it was more likely than not that those deferred tax assets would not be realized. However, due primarily to the redemption of the Notes in March 2007, the Company decided to repatriate the undistributed earnings of certain subsidiaries during the first quarter of 2007. Previously, the Company had planned to permanently reinvest such undistributed earnings overseas. As a result of the plan to repatriate, the Company recorded a deferred tax liability and reversed a portion of the valuation allowance in 2006. During 2007, the Company repatriated $528.5 million and recorded an additional tax liability of $45.7 million. The additional $45.7 million tax liability recorded in 2007 was due to the repatriation of the proceeds from the sale of the Nickel business and other cash amounts, which in the aggregate were in excess of undistributed earnings overseas at December 31, 2006.

With few exceptions, the Company intends to repatriate only future earnings and therefore has not provided additional United States income taxes on approximately $177.4 million of undistributed earnings of consolidated foreign subsidiaries. Such earnings could become taxable upon the sale or liquidation of these foreign subsidiaries or upon dividend repatriation. The Company's intent is for such earnings to be permanently reinvested by the foreign subsidiaries. It is not practicable to estimate the amount of unrecognized withholding taxes and tax liability on such earnings.

In connection with an investment incentive arrangement, the Company has a "tax holiday" from income taxes in Malaysia. This arrangement, which expires on December 31, 2011, reduced income tax expense by $3.9 million, $5.0 million and $7.0 million for 2009, 2008, and 2007 respectively. The benefit of the tax holiday on net income per diluted share was approximately $0.13, $0.16, and $0.23 in 2009, 2008, and 2007, respectively.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003. The Internal Revenue Service has notified the Company that it will examine the 2007 U.S. federal income tax return. This examination is expected to be completed in 2010. The General Tax Office of the DRC Ministry of Finance has examined GTL's 2008 DRC income tax return and has issued an assessment with respect to amounts due by GTL in excess of amounts already paid. At December 31, 2009, after deduction of a credit that can be applied against the assessment, the remaining balance of the claim due is $0.9 million. GTL disagrees with certain determinations and plans to contest the majority of the assessment. While there can be no assurances with respect to the final outcome of this process, the Company believes that, based on the information currently available to it, the final assessment will not have a material adverse effect upon its financial condition, results of operations, or cash flows.

Income tax payments were $23.9 million, $77.4 million and $75.1 million in 2009, 2008, and 2007, respectively.

Significant components of the Company's deferred income taxes are as follows:

	December 31	
	2009	2008
Current asset — operating accruals	**$ 11,328**	$ 14,961
Current liability — earnings repatriation	**(611)**	(893)
Current liability — prepaid expenses	**(5,683)**	(11,158)
Non-current asset — employee benefit and other accruals	**14,133**	17,189
Non-current asset — domestic credit carryforwards	**8,257**	—
Non-current asset — foreign operating loss and credit carryforwards	**2,753**	2,385
Non-current asset — state operating loss carryforwards	**7,711**	11,870
Non-current liability — accelerated depreciation	**(27,282)**	(31,701)
Valuation allowance	**(24,141)**	(23,037)
Net deferred tax liability	**$(13,535)**	$(20,384)

Deferred income taxes are recorded in the Consolidated Balance Sheets in the following accounts:

	December 31	
	2009	2008
Other current assets	**$ 6,519**	$ 6,299
Other non-current assets	**8,077**	85
Other current liabilities	**(678)**	(4)
Deferred income taxes — non-current liabilities	**(27,453)**	(26,764)
	$(13,535)	$(20,384)

The Company has a U.S. net deferred tax asset of $0.2 million which is expected to be recovered based on temporary differences that will reverse in 2010-2011. At December 31, 2009 and 2008, the Company has U.S state net operating loss carry forwards representing a potential future tax benefit of $7.7 million. These carryforwards expire at various dates from 2010 through 2028. The Company has recorded a valuation allowance against the U.S state net operating loss carryforwards. The Company has foreign net operating loss carryforwards of $12.6 million, representing a potential future tax benefit of $2.8 million in various jurisdictions, some of which expire in 2012 and some of which have no expiration. Although a significant portion of these losses will carryforward indefinitely, the Company has established a $2.7 million valuation allowance against the foreign net operating loss carryforwards as the Company believes that the majority of these assets will not be realized.

A reconciliation of the beginning and ending amount of uncertain tax positions is as follows:

Balance at January 1, 2007	$ 2,045
Additions for tax positions related to the current year	7,976
Additions for tax positions of prior years	379
Reductions for tax positions of prior years	(78)
Balance at December 31, 2007	10,322
Additions for tax positions related to the current year	662
Additions for tax positions of prior years	4,177
Reductions for tax positions of prior years	(8,649)
Foreign currency translation	(157)
Balance at December 31, 2008	$ 6,355
Additions for tax positions related to the current year	**2,519**
Additions for tax positions of prior years	**9,812**
Reductions for tax positions of prior years	**(1,520)**
Reductions for lapses of statute of limitations	**(618)**
Foreign currency translation	**96**
Balance at December 31, 2009	**$16,644**

If recognized, all uncertain tax positions would affect the effective tax rate. At December 31, 2009, there are no uncertain tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The increase in uncertain tax positions in 2009 results primarily from transfer pricing matters. The decrease in uncertain tax positions in 2008 results primarily from a reduction in the liability related to foreign tax credits, partially offset by matters relating to transfer pricing and research and development tax credits.

The Company recognizes interest accrued related to uncertain tax positions and penalties as a component of income tax expense. During 2009, the Company recognized approximately $0.5 million in interest and penalties, all of which is accrued at December 31, 2009. During 2008, the Company recognized approximately $0.1 million in interest and penalties, all of which is accrued at December 31, 2008. During 2007, the Company recognized approximately $0.7 million in interest and penalties.

At December 31, 2009, the liability for uncertain tax positions includes $6.6 million for which it is reasonably possible that the uncertain tax position will decrease within the next twelve months. These uncertain tax positions relate to transfer pricing and may decrease upon completion of examination by taxing authorities.

Note 14 — Pension and Other Post-Retirement Benefit Plans

The Company sponsors a defined contribution plan covering substantially all eligible U.S. employees. Under this plan, the Company matches 100% of participants' contributions up to the first three percent of contributions, and 50% on the next 2% of participants' contributions. Contributions are directed by the employee into various investment options. This defined contribution plan does not have any direct ownership of the Company's common stock. From January 1, 2008 through June 30, 2009, the Company contributed 3.5% of employee compensation unconditionally. Prior to 2008, the Company sponsored a defined contribution plan covering all eligible U.S. employees under which Company contributions were determined by the board of directors annually and were computed based upon participant compensation. The Company maintains additional defined contribution plans in certain locations outside the United States. Aggregate defined contribution plan expenses were $4.4 million, $3.8 million and $2.7 million in 2009, 2008 and 2007, respectively.

The Company has a funded, non-contributory, defined benefit pension plan for certain retired employees in the United States related to the Company's divested SCM business. Pension benefits are paid to plan participants directly from pension plan assets. Certain non-U.S. employees are covered under other defined benefit plans. These non-U.S. plans are not significant and relate to liabilities of the acquired Borchers entities and one acquired REM location. The Company also has an unfunded obligation to its former chief executive officer in settlement of an unfunded supplemental executive retirement plan ("SERP"). The Company also sponsors a non-contributory, nonqualified supplemental executive retirement plan for certain employees to restore benefit levels to employees whose benefits have been limited by the defined contribution plan due to IRS limitations.

During 2008, as required by FASB ASC Topic 715, "Compensation — Retirement Benefits" (pre-codification SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)"), the Company changed the measurement date of its pension and postretirement benefit plans from October 31 to December 31, 2008, the date of its statement of financial position. As a result, an adjustment to beginning retained earnings of $0.2 million was recorded in 2008 and is reflected in the Statement of Consolidated Total Equity.

Actuarial assumptions used in the calculation of the Company's pension plan's are as follows:

	2009	2008
U.S. Plans		
Weighted-average discount rate	**5.50%**	5.50%
Expected return on pension plan assets	**7.00%**	7.00%
Projected health care cost trend rate	**n/a**	8.00%
Ultimate health care cost trend rate	**n/a**	5.00%
Year ultimate health care trend rate is achieved	**n/a**	2012
Non U.S. Plans		
Weighted-average discount rate	**5.25% - 6.25%**	5.0% - 6.25%
Expected return on pension plan assets	**5.0% - 6.0%**	5.0% - 6.0%

Set forth below is a detail of the net periodic pension and other post-retirement benefit expense for the defined benefit plans for the years ended December 31:

	Pension Benefits U.S. Plans		
	2009	**2008**	**2007**
Interest cost	**$1,307**	$1,295	$1,317
Amortization of unrecognized net loss	**390**	273	302
Expected return on plan assets	**(711)**	(857)	(788)
Net periodic benefit cost	**986**	711	831
Net (gain) loss arising during the year	**(473)**	3,966	(408)
Net (gain) loss recognized during the year	**(390)**	(273)	(302)
Change in measurement date	**—**	(46)	—
Total recognized in other comprehensive income	**(863)**	3,647	(710)
Total recognized in net periodic benefit cost and other comprehensive income	**$ 123**	$4,358	$ 121

	Pension Benefits Non-U.S. Plans		
	2009	**2008**	**2007**
Service cost	**$173**	$ 130	$ 4
Interest cost	**122**	120	8
Expected return on plan assets	**(17)**	(17)	(2)
Net periodic benefit cost	**278**	233	10
Net (gain) loss arising during the year	**375**	(325)	9
Net (gain) loss recognized during the year	**7**	—	—
Amortization of prior service credit	**89**	—	—
Exchange rate gain (loss)	**6**	17	—
Total recognized in other comprehensive income	**477**	(308)	9
Total recognized in net periodic benefit cost and other comprehensive income	**$755**	$ (75)	$19

The following table sets forth the changes in the benefit obligation and the plan assets during the year and reconciles the funded status of the defined benefit plans with the amounts recognized in the Consolidated Balance Sheets at December 31:

	Pension Benefits			
	U.S. Plans		Non-U.S. Plans	
	2009	2008	2009	2008
Change in benefit obligation				
Projected benefit obligation at beginning of year	**$(23,670)**	$(24,472)	**$(2,086)**	$(1,937)
Change in measurement date	**—**	(141)	**—**	(43)
Service cost	**—**	—	**(173)**	(130)
Interest cost	**(1,307)**	(1,295)	**(122)**	(120)
Actuarial loss (gain)	**(893)**	516	**(365)**	364
Benefits paid	**1,137**	1,050	**71**	165
Acquisition	**—**	—	**—**	(505)
Plan amendments	**—**	—	**(89)**	—
Transfers out of the plan	**—**	—	**32**	—
Foreign currency exchange rate changes	**—**	—	**(81)**	120
SERP payments related to former CEO	**672**	672	**—**	—
Projected benefit obligation at end of year	**(24,061)**	(23,670)	**(2,813)**	(2,086)
Change in plan assets				
Fair value of plan assets at beginning of year	**8,845**	12,686	**293**	330
Change in measurement date	**—**	143	**—**	3
Actual return on plan assets	**2,076**	(3,624)	**7**	(23)
Employer contributions	**229**	690	**71**	165
Foreign currency exchange rate changes	**—**	—	**9**	(17)
Benefits paid	**(1,137)**	(1,050)	**(71)**	(165)
Fair value of plan assets at end of year	**10,013**	8,845	**309**	293
Funded status — plan assets less than benefit obligations	**(14,048)**	(14,825)	**(2,504)**	(1,793)
Recognized in accumulated other comprehensive income:				
Net actuarial (gain) loss	**11,528**	12,391	**177**	(299)
Amounts not yet recognized as a component of net postretirement benefit cost	**$ 11,528**	$ 12,391	**$ 177**	$ (299)
Amounts recorded in the balance sheet consist of:				
Accrued benefit liability — current	**$ (704)**	$ (704)	**$ (49)**	$ —
Accrued benefit liability — long-term	**(13,344)**	(14,121)	**(2,455)**	(1,793)
Accumulated other comprehensive loss	**11,528**	12,391	**177**	(299)
Net amount recognized	**$ (2,520)**	$ (2,434)	**$(2,327)**	$(2,092)

The accumulated benefit obligation at December 31, 2009 and 2008 equals the projected benefit obligation at December 31, 2009 and 2008 for the U.S. plans as those defined benefit plans are frozen and no additional benefits are being accrued. The accumulated benefit obligation at December 31, 2009 and 2008 approximates the projected benefit obligation at December 31, 2008 and 2007 for the non-U.S. plans. The non-U.S. defined benefit plans are active and additional benefits are being accrued.

The Company's policy is to make contributions to fund these plans within the range allowed by applicable regulations. Expected contributions are dependent on many variables, including the variability of the market value of the assets as compared to the obligation and other market or regulatory conditions. Accordingly, actual funding may differ significantly from current estimates.

The Company expects to contribute $0.8 million to its pension plans in 2010.

Future pension benefit payments expected to be paid are as follows:

	Pension	
Expected Benefit Payments	U.S. Plans	Non-U.S. Plans
2010	$1,762	$111
2011	$1,777	$133
2012	$1,811	$138
2013	$1,787	$ 74
2014	$1,790	$107
2015-2019	$9,064	$798

The amounts in accumulated other comprehensive income (loss) that are expected to be recognized as components of net periodic benefit cost during 2010 are as follows:

	Pension
Net actuarial loss	$339
Prior service cost	6
Total	$345

The Company employs a total return investment approach for the defined benefit pension plan assets. The Company's investment objective for defined benefit plan assets is to meet the plan's benefit obligations, without undue exposure to risk. The investment strategy focuses on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. The Investment Committee oversees the investment allocation process, which includes the selection and evaluation of the investment manager, the determination of investment objectives and risk guidelines, and the monitoring of actual investment performance. In determining the expected long-term rate of return on defined benefit pension plan assets, management considers the historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans, the nature of investments and an expectation of future investment strategies.

Beginning in 2009, the Company began to utilize the services of an independent third-party investment manager to oversee the management of U.S. pension plan assets. The Company's investment strategy is to invest plan assets in a diversified portfolio of no less than 20% and no more than 60% in domestic and international equity securities with the remainder of assets invested in fixed income securities and corporate and government bonds with the objective of preserving principal while generating growth in plan assets at a reasonable level of risk. The investment manager is allowed to exercise investment discretion, subject to limitations established by the Company. The Company's U.S. pension plan weighted-average asset allocations and target allocation by asset category are as follows:

	December 31, 2009 Actual Allocation%
Equity securities	**28%**
Corporate bonds	**29%**
Government bonds	**12%**
Other fixed income	**18%**
Foreign assets	**8%**
Cash	**5%**
Total assets	**100%**

	December 31, 2008	
	Target Allocation	Actual Allocation
Equity securities	50%	60%
Debt securities	50%	39%
Cash	—	1%
Total assets	100%	100%

The fair value measurements of defined benefit pension plan assets by category at December 31, 2009 are as follows:

Category	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities	$ 2,822	$ 2,822	—	—
Corporate bonds	2,924	2,924	—	—
Government bonds	1,181	1,181	—	—
Other fixed income	1,745	1,745	—	—
Foreign assets	824	824	—	—
Insurance contracts	66	—	66	—
Cash	760	760	—	—
Total	**$10,322**	**$10,256**	**$66**	**$—**

Equity securities are invested broadly in U.S. companies in various industries. Foreign assets consist of equity securities of non-U.S. companies in various industries as well as foreign mutual funds.

The defined benefit pension plans do not have any direct ownership of OMG common stock.

In June 2009, the Company announced a plan to terminate its unfunded postretirement medical and life insurance plan. As a result of such action, benefits available to eligible employees and retirees ceased on August 31, 2009. The Company recognized a $4.7 million gain on the termination in 2009. The $4.7 million gain, which is included in Corporate for segment reporting, is net of reversal of unrecognized actuarial gain of $0.1 million.

Set forth below is a detail of the net periodic other post-retirement benefit expense for the years ended December 31:

	Other Post-retirement Benefits		
	U.S. Plans		
	2009	2008	2007
Service cost	**$ 25**	$ 112	$ 82
Interest cost	**162**	324	264
Gain on termination of plan	**(4,693)**	—	—
Net amortization	**—**	86	40
Net periodic benefit cost	**(4,506)**	522	386
Net (gain) loss arising during the year	**—**	(1,700)	1,131
Net (gain) loss recognized during the year	**137**	(46)	—
Amortization of prior service credit	**—**	(40)	(40)
Change in measurement date	**—**	(14)	—
Total recognized in other comprehensive income	**137**	(1,800)	1,091
Total recognized in net periodic benefit cost and other comprehensive income	**$(4,369)**	$(1,278)	$1,477

The following table sets forth the changes in the benefit obligation during the year and reconciles the funded status of the defined benefit plans with the amounts recognized in the Consolidated Balance Sheets at December 31:

	Other Post-retirement Benefits	
	U.S. Plans	
	2009	2008
Change in benefit obligation		
Projected benefit obligation at beginning of year	**$(4,506)**	$(6,080)
Change in measurement date	—	(73)
Service cost	**(25)**	(112)
Interest cost	**(162)**	(324)
Actuarial loss (gain)	—	1,700
Termination of plan	**4,693**	—
Benefits paid	—	383
Projected benefit obligation at end of year	—	(4,506)
Funded status — plan assets less than benefit obligations	$ —	$(4,506)
Recognized in accumulated other comprehensive income:		
Net actuarial gain	—	(351)
Prior service cost	—	214
Amounts not yet recognized as a component of net postretirement benefit cost	$ —	$ (137)
Amounts recorded in the balance sheet consist of:		
Accrued benefit liability — current	$ —	$ (344)
Accrued benefit liability — non-current	—	(4,162)
Accumulated other comprehensive loss	—	(137)
Net amount recognized	$ —	$(4,633)

Note 15 — Accumulated Other Comprehensive Income (Loss)

	Foreign Currency Translation	Unrealized Gains and Losses on Cash Flow Hedging Derivatives	Pension and Post-Retirement Obligation	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2007	$ 29,094	$ 9,824	$(10,025)	$ 28,893
Reclassification adjustments	—	(875)	—	(875)
Current period credit (charge)	4,465	3,340	(390)	7,415
Disposal of Nickel business	(15,479)	(12,289)	—	(27,768)
Balance at December 31, 2007	18,080	—	(10,415)	7,665
Change in measurement date	—	—	60	60
Current period credit (charge)	(36,109)	—	(1,599)	(37,708)
Balance at December 31, 2008	(18,029)	—	(11,954)	(29,983)
Reversal of accumulated unrecognized gain on retiree medical plan	—	—	(137)	(137)
Reclassification adjustments	—	615	—	615
Current period credit (charge)	12,741	(591)	386	12,536
Balance at December 31, 2009	**$ (5,288)**	**$ 24**	**$(11,705)**	**$(16,969)**

Note 16 — Earnings Per Share

The following table sets forth the computation of basic and dilutive income (loss) per common share from continuing operations attributable to OM Group, Inc. common shareholders for the years ended December 31:

	2009	2008	2007
	(in thousands, except per share amounts)		
Income (loss) from continuing operations attributable to OM Group, Inc. common shareholders	**$(19,353)**	$134,911	$111,539
Weighted average shares outstanding — basic	**30,244**	30,124	29,937
Dilutive effect of stock options and restricted stock	—	234	339
Weighted average shares outstanding — assuming dilution	**30,244**	30,358	30,276
Earnings per common share:			
Income (loss) from continuing operations attributable to OM Group, Inc. common shareholders — basic	**$ (0.64)**	$ 4.48	$ 3.73
Income (loss) from continuing operations attributable to OM Group, Inc. common shareholders — assuming dilution	**$ (0.64)**	$ 4.45	$ 3.68

The following table sets forth the computation of basic and diluted net income (loss) per common share attributable to OM Group, Inc. common shareholders for the years ended December 31:

	2009	2008	2007
	(in thousands, except per share amounts)		
Net income (loss) attributable to OM Group, Inc. common shareholders	**$(17,857)**	$135,003	$246,866
Weighted average shares outstanding — basic	**30,244**	30,124	29,937
Dilutive effect of stock options and restricted stock	**—**	234	339
Weighted average shares outstanding — assuming dilution	**30,244**	30,358	30,276
Earnings per common share:			
Net income (loss) attributable to OM Group, Inc. common shareholders — basic	**$ (0.59)**	$ 4.48	$ 8.25
Net income (loss) attributable to OM Group, Inc. common shareholders — assuming dilution	**$ (0.59)**	$ 4.45	$ 8.15

The Company uses the treasury stock method to calculate the effect of outstanding share-based compensation awards, which requires the Company to compute total employee proceeds as the sum of (a) the amount the employee must pay upon exercise of the award, (b) the amount of unearned share-based compensation costs attributed to future services and (c) the amount of tax benefits, if any, that would be credited to additional paid-in capital assuming exercise of the award. Shares under share-based compensation awards for which the total employee proceeds exceed the average market price over the applicable period have an antidilutive effect on earnings per share, and accordingly, are excluded from the calculation of diluted earnings per share.

As the Company had a loss from continuing operations for the year ended December 31, 2009, the effect of including dilutive securities in the earnings per share calculation would have been antidilutive. Accordingly, all shares under share-based compensation awards were excluded from the calculation of loss from continuing operations attributable to OM Group, Inc. common shareholders assuming dilution and net loss attributable to OM Group, Inc. common shareholders assuming dilution for the year ended December 31, 2009. For the year ended December 31, 2008, share-based compensation awards for 0.8 million shares were excluded from the diluted earnings per share calculation because they were antidilutive.

Note 17 — Share-Based Compensation

On May 8, 2007, the stockholders of the Company approved the 2007 Incentive Compensation Plan (the "2007 Plan"). The 2007 Plan superseded and replaced the 1998 Long-Term Incentive Compensation Plan (the "1998 Plan") and the 2002 Stock Incentive Plan (the "2002 Plan"). The 1998 Plan and 2002 Plan terminated upon stockholder approval of the 2007 Plan, such that no further grants may be made under either the 1998 Plan or the 2002 Plan. The terminations did not affect awards already outstanding under the 1998 Plan or the 2002 Plan, which consist of options and restricted stock awards. All options outstanding under each of the 1998 Plan and the 2002 Plan have ten-year terms and have an exercise price of not less than the per share fair market value, measured by the average of the high and low price of the Company's common stock on the NYSE, on the date of grant.

Under the 2007 Plan, the Company may grant stock options, stock appreciation rights, restricted stock awards and phantom stock and restricted stock unit awards to selected employees and non-employee directors. The 2007 Plan also provides for the issuance of common stock to non-employee directors as all or part of their annual compensation for serving as directors, as may be determined by the board of directors. The total number of shares of common stock available for awards under the 2007 Plan (including any annual stock issuances made to non-employee directors) is 3,000,000. The 2007 Plan provides that no more than 1,500,000 shares of common stock may be the subject of awards that are not stock options or stock appreciation rights. In addition, no more than 250,000 shares of common stock may be awarded to any one person in any calendar year, whether in the form of stock options, restricted stock or another form of award. The 2007 Plan provides that all options granted must have an exercise price of not less than the per share fair market value on the date of grant and that no option may have a term of more than ten years. The Company satisfies stock option exercises and restricted stock awards through the issuance of authorized but unissued shares or treasury shares.

The Statements of Consolidated Operations include share-based compensation expense for option grants and restricted stock awards granted to employees as a component of Selling, general and administrative expenses of $5.8 million, $7.3 million and $7.2 million in 2009, 2008 and 2007, respectively. The income tax benefit recognized in the income statement for share based compensation expense was $1.8 million for 2007. No tax benefit was realized during 2008 and 2009 as a result of the valuation allowance against the deferred tax assets. In connection with the sale of the Nickel business, the Company entered into agreements with certain employees that provided for the acceleration of vesting of all unvested stock options and time-based and performance-based restricted stock previously granted to those employees. The Statements of Consolidated Operations include share-based compensation expense as a component of discontinued operations of $0.7 million in 2007. There is no unrecognized compensation expense related to the Nickel business.

At December 31, 2009, there was $3.5 million of unrecognized compensation expense related to nonvested share-based awards. That cost is expected to be recognized as follows: $2.5 million in 2010, $0.9 million in 2011 and $0.1 million in 2012 as a component of Selling, general and administrative expenses. Unearned compensation expense is recognized over the vesting period for the particular grant. Total unrecognized compensation cost will be adjusted for future changes in actual and estimated forfeitures and fluctuations in the fair value of restricted stock unit awards.

Beginning in 2007, non-employee directors of the Company are paid a portion of their annual retainer in unrestricted shares of common stock. For purposes of determining the number of shares of common stock to be issued, the 2007 Plan provides that shares are to be valued at the average of the high and low sale price of the Company's common stock on the NYSE on the last trading date of the quarter. Pursuant to this plan, the Company issued 11,256 shares in 2009, 7,316 shares in 2008 and 1,919 shares in 2007 to non-employee directors.

Stock Options

Options granted generally vest in equal increments over a three-year period from the grant date. Upon any change in control of the Company, as defined in the applicable plan, or upon death, disability or retirement, the stock options become 100% vested and exercisable. The Company accounts for options that vest over more than one year as one award and recognizes expense related to those awards on a straight-line basis over the vesting period. During 2009, 2008 and 2007 the Company granted stock options to purchase 188,003, 168,175 and 184,750 shares of common stock, respectively. Included in the 2009 grants are stock options to purchase 7,703 shares of common stock with a vesting period of one year, which were granted to the Company's Chief Executive Officer ("CEO") in connection with payment of his 2008 high-performance bonus.

The fair value of options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted-average assumptions:

	2009	2008	2007
Risk-free interest rate	**2.1%**	2.6%	4.7%
Dividend yield	—	—	—
Volatility factor of Company common stock	**0.59**	0.47	0.47
Weighted-average expected option term (years)	**6.0**	6.0	6.0
Weighted-average grant-date fair value	**$11.23**	$27.72	$26.24

The risk-free interest rate assumption is based upon the U.S. Treasury yield curve appropriate for the term of the options being valued. The dividend yield assumption is zero, as the Company intends to continue to retain earnings for use in the operations of the business and does not anticipate paying dividends in the foreseeable future. Expected volatilities are based on historical volatility of the Company's common stock. The expected term of options granted is determined using the simplified method allowed by Staff Accounting Bulletin ("SAB") No. 110 as historical data was not sufficient to provide a reasonable estimate. Under this approach, the expected term is presumed to be the mid-point between the vesting date and the end of the contractual term.

The following table sets forth the number of option shares and weighted-average grant-date fair value:

	Shares	Weighted-Average Fair Value at Grant Date
Non-vested at December 31, 2007	364,343	$18.46
Granted during 2008	168,175	$27.72
Vested during 2008	215,977	$15.42
Forfeited during 2008	9,252	$25.62
Non-vested at December 31, 2008	307,289	$26.10
Granted during 2009	188,003	$11.23
Vested during 2009	135,446	$24.45
Forfeited during 2009	22,034	$16.62
Non-vested at December 31, 2009	337,812	$18.96

A summary of the Company's stock option activity for 2009 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2009	**890,589**	**$38.86**		
Granted	**188,003**	**20.12**		
Exercised	**(550)**	**20.12**		
Expired unexercised	**(20,066)**	**51.03**		
Forfeited	**(22,034)**	**32.17**		
Outstanding at December 31, 2009	**1,035,942**	**$35.37**	**6.68**	**$4,270**
Vested or expected to vest at December 31, 2009	**1,015,507**	**$35.23**	**6.65**	**$4,186**
Exercisable at December 31, 2009	**698,130**	**$34.49**	**5.82**	**$2,274**

The fair value of options that vested during 2009, 2008 and 2007 was $3.3 million, $3.3 million and $3.1 million, respectively. The intrinsic value of options exercised during 2008 and 2007 was $0.4 million and $6.4 million, respectively. The intrinsic value of an option represents the amount by which the market value of the stock exceeds the exercise price of the option.

In connection with the exercise of stock options previously granted, the Company received cash payments of $0.9 million in 2008 and $11.3 million in 2007. The Company does not settle stock options for cash.

Restricted Stock — Performance-Based Awards

During 2009, 2008 and 2007, the Company awarded 87,250, 60,200 and 86,854 shares, respectively, of performance-based restricted stock that vest subject to the Company's financial performance. The number of shares of restricted stock that ultimately vest is based upon the Company's achievement of specific measurable performance criteria. A recipient of performance-based restricted stock may earn a total award ranging from 0% to 100% of the initial grant, with target being 50% of the initial grant. The shares awarded during 2009 will vest upon the satisfaction of established performance criteria based on average consolidated EBITDA Margin (defined as operating profit plus depreciation and amortization expense divided by revenue) measured against a predetermined peer group, and average return on net assets, in each case over the three-year performance period ending December 31, 2011. The shares awarded during 2008 will vest upon the satisfaction of established performance criteria based on consolidated operating profit and average return on net assets, in each case over the three-year performance period ending December 31, 2010.

The performance period for the 86,854 shares awarded during 2007 ended on December 31, 2009. A total of 80,600 of the shares awarded during 2007 vest based upon the level of satisfaction of established performance criteria based on the Company's consolidated operating profit and average return on net assets, in each case over the three-year performance period ended December 31, 2009. The shares will vest upon the determination by the Compensation Committee that the performance objectives relating to the shares were satisfied and that the shares were earned. Based upon the level of satisfaction of the performance objectives, 74,930 of the 80,600 of performance-based shares are expected to vest and be issued in the first quarter of 2010. The remaining 6,254 shares issued in 2007 are not expected to vest as the Company did not meet an established earnings target during any one of the years in the three-year period ended December 31, 2009.

The performance period for the shares of restricted stock awarded during 2006 ended on December 31, 2008. During 2009, a total of 86,610 shares vested upon the determination by the Compensation Committee that the performance objectives relating to the shares were satisfied, and the shares were earned at the maximum (100%) level. Upon vesting, employees surrendered 24,654 shares of common stock to the Company to pay required minimum withholding taxes applicable to the vesting of restricted stock. The surrendered shares are held by the Company as treasury stock.

The value of the performance-based restricted stock awards was based upon the market price of an unrestricted share of the Company's common stock at the date of grant. The Company recognizes expense related to performance-based restricted stock ratably over the requisite performance period based upon the number of shares that are anticipated to vest. The number of shares anticipated to vest is evaluated quarterly and compensation expense is adjusted accordingly. Upon any change in control of the Company, as defined in the plan, or upon retirement, the shares become 100% vested at the target level. In the event of death or disability, a pro rata number of shares shall remain eligible for vesting at the end of the performance period.

In connection with the sale of the Nickel business, the Company entered into an agreement with an employee that provided for the acceleration of vesting at the "target" performance level for unvested performance-based restricted stock previously granted to that employee. As a result, during 2007, 3,825 shares of performance-based restricted stock vested and 3,825 shares of performance-based restricted stock were forfeited.

A summary of the Company's performance-based restricted stock awards for 2009 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2009	**226,814**	**$41.03**
Granted	**87,250**	**18.87**
Vested	**(86,610)**	**28.61**
Forfeited	**(5,875)**	**27.36**
Non-vested at December 31, 2009	**221,579**	**$37.52**
Expected to vest as of December 31, 2009	**76,200**	

Restricted Stock Units — Performance-Based Awards
During 2009, the Company awarded 22,480 performance-based restricted stock units to employees outside the U.S. that vest subject to the Company's financial performance for the three-year performance period ending December 31, 2011. These awards will be settled in cash based on the value of the Company's common stock at the vesting date. Since the awards will be settled in cash, they are recorded as a liability award in accordance with the "Stock Compensation" topic of the ASC. Accordingly, the Company records these awards as a component of other non-current liabilities on the Consolidated Balance Sheets. The fair value of the awards, which determines the measurement of the liability on the balance sheet, is remeasured at each reporting period until the award is settled.

Fluctuations in the fair value of the liability awards are recorded as increases or decreases to compensation expense. Over the life of these awards, the cumulative amount of compensation expense recognized will match the actual cash paid. The number of restricted stock units that ultimately vest is based upon the Company's achievement of the same performance criteria as the 2009 performance-based restricted stock awards described above.

The Company recognizes expense related to performance-based restricted stock units ratably over the requisite performance period based upon the number of units that are anticipated to vest. The number of units anticipated to vest is evaluated quarterly and compensation expense is adjusted accordingly. Upon any change in control of the Company, as defined in the applicable plan, or upon retirement, the units become 100% vested at the target level. In the event of death or disability, a pro rata number of units remain eligible for vesting at the end of the performance period.

A summary of the Company's performance-based restricted stock unit awards for 2009 is as follows:

	Units
Non-vested at January 1, 2009	—
Granted	**22,480**
Forfeited	**(3,100)**
Non-vested at December 31, 2009	**19,380**
Expected to vest at December 31, 2009	—

Restricted Stock — Time-Based Awards
During 2009, 2008 and 2007, the Company awarded 24,850, 17,675 and 24,360 shares, respectively, of time-based restricted stock that vest three years from the date of grant, subject to the recipient remaining employed by the Company on that date. In addition, during 2009, the Company awarded 4,127 shares of time-based restricted stock with a vesting period of one year to its CEO in connection with payment of his 2008 high-performance bonus. The value of the restricted stock awarded in 2009, 2008 and 2007, based upon the market price of an unrestricted share of

the Company's common stock at the date of grant, was $0.6 million, $1.0 million and $1.2 million, respectively. Compensation expense is being recognized ratably over the vesting period. Upon any change in control of the Company, as defined in the plan, or upon retirement, the shares become 100% vested. A pro rata number of shares will vest in the event of death or disability prior to the stated vesting date.

In connection with the sale of the Nickel business, the Company entered into an agreement with an employee that provided for the acceleration of vesting for unvested time-based restricted stock previously granted. As a result, during 2007, 2,100 shares of unvested time-based restricted stock vested.

A summary of the Company's time-based restricted stock awards for 2009 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2009	60,235	$45.63
Granted	28,977	$20.12
Vested	(19,750)	$29.16
Forfeitures	(3,800)	$29.77
Non-vested at December 31, 2009	65,662	$40.25
Expected to vest as of December 31, 2009	64,874	

A total of 19,750 shares of time-based restricted stock awarded during 2006 vested during 2009. During 2009, employees surrendered 5,690 shares of common stock to the Company upon vesting to pay required minimum withholding taxes applicable to the vesting of the restricted stock. The surrendered shares are held by the Company as treasury stock.

Restricted Stock Units — Time-Based Awards

During 2009, the Company awarded 4,400 time-based restricted stock units to employees outside the U.S. These awards will be settled in cash based on the value of the Company's common stock at the vesting date. Since the awards will be settled in cash, they are recorded as a liability award in accordance with the "Stock Compensation" topic of the ASC. Accordingly, the Company records these awards as a component of other non-current liabilities on the Consolidated Balance Sheets. The fair value of the awards, which determines the measurement of the liability on the balance sheet, is remeasured at each reporting period until the award is settled. Fluctuations in the fair value of the liability awards are recorded as increases or decreases to compensation expense. Over the life of these awards, the cumulative amount of compensation expense recognized will match the actual cash paid. The restricted share units vest three years from the date of grant, subject to the recipient remaining employed by the Company on that date. Upon any change in control of the Company, as defined in the applicable plan, or upon retirement, the units become 100% vested. A pro rata number of units will vest in the event of death or disability prior to the stated vesting date.

A summary of the Company's time-based restricted stock unit awards for 2009 is as follows:

	Units
Nonvested at January 1, 2009	—
Granted	4,400
Forfeited	(900)
Nonvested at December 31, 2009	3,500
Expected to vest at December 31, 2009	3,500

Note 18 — Commitments and Contingencies

In March 2009, GTL was served in the Jersey Islands with an injunction obtained by FG Hemisphere Associates LLC ("FG Hemisphere") who is seeking to enforce two arbitration awards made in 2003 by an arbitral tribunal operating under the auspices of the International Court of Arbitration against the DRC and Société Nationale D'Electricité for $108.3 million. FG Hemisphere asserts that Gécamines (a partner in GTL) is an organization of the DRC and that FG Hemisphere is entitled to enforce the arbitral awards in the Jersey Islands against any assets of Gécamines and the DRC located in that jurisdiction (including monies paid or to be paid by GTL to Gécamines or the DRC). GTL has been enjoined from making payments to the DRC and Gécamines under the Long Term Slag Sales Agreement between GTL and Gécamines. The Company does not believe the Royal Court of Jersey has jurisdiction over the assets of GTL, including payments to Gécamines; however, until the Court addresses this issue, which is scheduled for the second quarter of 2010, the Company will continue to comply with the terms of the injunction. While there can be no assurances with respect to the final outcome of this process, the Company believes that, based on the information currently available to it, this matter will not have a material adverse effect upon its financial condition, results of operations, or cash flows.

The Company has potential contingent liabilities with respect to environmental matters related to its former PMG operations in Brazil. The Company has been informed by the purchaser of the PMG operations of environmental issues at three of the operating locations in Brazil. Environmental cost sharing arrangements are in place between the original owner and operator of those PMG operations, the Company and the subsequent purchaser of the PMG operations. The Company is reviewing information made available to it on the environmental conditions, but cannot currently evaluate whether or not, or to what extent, it will be responsible for any remediation costs.

The Company is subject to a variety of environmental and pollution control laws and regulations in the jurisdictions in which it operates. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings involving environmental matters. A number of factors affect the cost of environmental remediation, including the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing improvements in remediation techniques. Taking these factors into consideration, the Company estimates the undiscounted costs of remediation, which will be incurred over several years, and accrues an amount consistent with the estimates of these costs when it is probable that a liability has been incurred. At December 31, 2009 and 2008, the Company has recorded environmental liabilities of $2.8 million and $3.4 million, respectively, primarily related to remediation and decommissioning at the Company's closed manufacturing sites in Newark, New Jersey and Vasset, France. Although it is difficult to quantify the potential impact of compliance with, or liability under, environmental protection laws, the Company believes that any amount it may be required to pay in connection with environmental matters is not reasonably likely to exceed amounts accrued by an amount that would have a material adverse effect upon its financial condition, results of operations or cash flows.

From time to time, the Company is subject to various legal and regulatory proceedings, claims and assessments that arise in the normal course of business. The ultimate resolution of such proceedings, claims and assessments is inherently unpredictable and, as a result, the Company's estimates of liability, if any, are subject to change and actual results may materially differ from the Company's estimates. The Company's estimate of any costs to be incurred as a result of these proceedings, claims and assessments are accrued when the liability is considered probable and the amount can be reasonably estimated. The Company believes the amount of any potential liability with respect to legal and regulatory proceedings, claims and assessments will not have a material adverse effect upon its financial condition, results of operations, or cash flows.

Note 19 — Lease Obligations

The Company rents office space, equipment, land and an airplane under long-term operating leases. The Company's operating lease expense was $7.4 million in 2009, $7.8 million in 2008 and $5.2 million in 2007.

Future minimum payments under noncancellable operating leases at December 31, 2009 are as follows for the year ending December 31:

2010	$ 6,547
2011	4,550
2012	3,990
2013	2,548
2014	2,012
2015 and thereafter	9,137
Total minimum lease payments	$28,784

Note 20 — Reportable Segments and Geographic Information

The Company is organized into two segments: Advanced Materials and Specialty Chemicals. The accounting policies of the segments are the same as those described in Note 1. Effective January 1, 2008, the Company reorganized its management structure and external reporting around two segments: Advanced Materials and Specialty Chemicals. The corresponding information for 2007 has been reclassified to conform to the current year reportable segment presentation. Intersegment transactions are generally recognized based on current market prices. Intersegment transactions are eliminated in consolidation. Corporate is comprised of general and administrative expenses not allocated to the Advanced Materials or Specialty Chemicals segments.

The Advanced Materials segment consists of inorganics, the DRC smelter joint venture and metal resale. The Advanced Materials segment manufactures inorganic products using unrefined cobalt and other metals and serves the battery materials, powder metallurgy, ceramic and chemical end markets. The Specialty Chemicals segment is comprised of Electronic Chemicals, Advanced Organics, UPC and Photomasks. Electronic Chemicals develops and manufactures chemicals for the printed circuit board, memory disk, general metal finishing and electronic packaging and finishing markets. Advanced Organics offers products for the coating and inks, chemical and tire markets. UPC develops, manufactures and distributes a wide range of ultra-pure chemicals used in the manufacture of electronic and computer components such as semiconductors, silicon chips, wafers and liquid crystal displays. Photomasks manufactures photo-imaging masks (high-purity quartz or glass plates containing precision, microscopic images of integrated circuits) and reticles for the semiconductor, optoelectronics, microelectronics and micro electro mechanical systems industries under the Compugraphics brand name.

The following table reflects the 2009, 2008 and 2007 sales within Specialty Chemicals:

	2009	2008	2007
Net Sales			
Electronic chemicals	**$132,612**	$167,335	$109,276
Advanced organics	**163,216**	258,441	194,621
Ultra Pure Chemicals	**72,942**	82,068	—
Photomasks	**33,428**	39,366	—
Eliminations	**(397)**	(535)	—
	$401,801	$546,675	$303,897

Sales to one customer in the Advanced Materials segment represented approximately 16%, 22% and 23% of consolidated net sales in 2009, 2008 and 2007, respectively. There are a limited number of supply sources for cobalt. Production problems or political or civil instability in supplier countries, primarily the DRC, Finland and Russia, as well as increased demand in developing countries may affect the supply and market price of cobalt. In particular, political and civil instability in the DRC may affect the availability of raw materials from that country.

While its primary manufacturing site is in Finland, the Company also has manufacturing and other facilities in North America, Europe, Africa and Asia-Pacific, and the Company markets its products worldwide. Further, approximately 23% of the Company's investment in property, plant and equipment is located in the DRC, where the Company operates a smelter through a 55% owned joint venture.

The following table reflects the results of the Company's reportable segments:

	2009	2008	2007
Business Segment Information			
Net Sales			
Advanced Materials	**$ 472,412**	$1,192,423	$ 721,874
Specialty Chemicals	**401,801**	546,675	303,897
Intersegment items	**(2,544)**	(2,249)	(4,270)
	$ 871,669	$1,736,849	$1,021,501
Operating profit (loss)			
Advanced Materials	**$ 53,301**	$ 203,545	$ 212,609
Specialty Chemicals(a)	**(26,981)**	11,168	18,176
Corporate(b)	**(27,304)**	(37,540)	(35,807)
Intersegment items	**—**	449	1,257
	(984)	177,622	196,235
Interest expense	**(689)**	(1,597)	(7,820)
Interest income	**928**	1,920	23,922
Loss on redemption of Notes	**—**	—	(21,733)
Foreign exchange gain (loss)	**(21)**	(3,744)	8,100
Other expense, net	**(292)**	(1,913)	(449)
	(74)	(5,334)	2,020
Income (loss) from continuing operations before income taxes	**$ (1,058)**	$ 172,288	$ 198,255
Expenditures for property, plant & equipment			
Advanced Materials	**$ 18,996**	$ 21,783	$ 15,336
Specialty Chemicals	**6,690**	8,929	4,021
	$ 25,686	$ 30,712	$ 19,357
Depreciation and amortization			
Advanced Materials	**$ 26,303**	$ 26,331	$ 26,043
Specialty Chemicals	**26,508**	28,727	6,290
Corporate	**954**	1,058	896
	$ 53,765	$ 56,116	$ 33,229
Total assets			
Advanced Materials	**$ 795,186**	$ 746,347	
Specialty Chemicals	**503,737**	579,185	
Corporate	**145,213**	108,895	
	$1,444,136	$1,434,427	

(a) Specialty Chemicals includes a $37.5 million non-cash goodwill impairment charge and a $12.7 million restructuring charge in 2009.

(b) Corporate includes a $4.7 million gain on the termination of the Company's retiree medical plan in 2009.

	Net Sales(a)	Long-Lived Assets(b)
Geographic Region Information		
2009		
Finland	**$ 260,361**	**$ 89,610**
United States	**153,539**	**36,388**
Japan	**190,122**	**91**
Other	**267,647**	**48,774**
Democratic Republic of Congo	**—**	**52,252**
	$ 871,669	**$227,115**
2008		
Finland	$ 581,260	$ 85,904
United States	280,275	40,762
Japan	536,620	102
Other	338,694	55,731
Democratic Republic of Congo	—	62,703
	$1,736,849	$245,202
2007		
Finland	$ 373,148	
United States	178,894	
Japan	313,195	
Other	156,264	
	$1,021,501	

(a) Net sales attributed to the geographic area are based on the location of the manufacturing facility, except for Japan, which is a sales office.

(b) Long-lived assets consists of property, plant and equipment, net.

Note 21 — Subsequent Events

On January 29, 2010, the Company completed the acquisition of EaglePicher Technologies LLC from EaglePicher Corporation for approximately $172 million in cash, subject to customary post closing adjustments. Based in Joplin, Missouri, EaglePicher Technologies is a leader in portable power solutions and energy storage technologies serving aerospace, defense and medical markets and it is developing technologies in advanced power storage to serve alternative energy storage markets. EaglePicher Technologies product offerings can be grouped into two broad categories (i) proprietary battery products and (ii) complementary battery support products that consist of energetic devices, chargers, battery management systems and distributed products. In fiscal year 2009, EaglePicher Technologies recorded revenues of approximately $125 million, of which approximately 60 percent came from its defense business, approximately 33 percent from its aerospace business, and the balance from its medical and other businesses. EaglePicher Technologies will be operated and reported within a new segment called Battery Technologies. The Company has not yet completed the initial accounting for this acquisition. The amounts recognized for major classes of assets acquired and liabilities assumed as of the acquisition date will be provided in the Company's Unaudited Condensed Consolidated Financial Statements and accompanying notes for the period ending March 31, 2010.

In January 2010, in connection with the EaglePicher Technologies acquisition, the Company borrowed $94.0 million under its Revolver at an interest rate of 0.73%. The Revolver provides for interest-only payments during its term, with principal due at maturity on December 20, 2010.

Note 22 — Quarterly Results of Operations (Unaudited)

	2009				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net sales	$191,706	$203,352	$235,239	$241,372	$871,669
Gross profit	$ 26,615	$ 34,434	$ 42,679	$ 62,055	$165,783
Amounts attributable to OM Group, Inc. common shareholders:					
Income (loss) from continuing operations, net of tax	$ (8,541)	$ (35,006)	$ 9,579	$ 14,615	$ (19,353)
Income (loss) from discontinued operations, net of tax	264	(325)	1,846	(289)	$ 1,496
Net income (loss)	**$ (8,277)**	**$ (35,331)**	**$ 11,425**	**$ 14,326**	**$ (17,857)**
Net income (loss) per common share — basic					
Continuing operations	$ (0.28)	$ (1.16)	$ 0.32	$ 0.48	$ (0.64)
Discontinued operations	0.01	(0.01)	0.06	(0.01)	0.05
Net income (loss)	**$ (0.27)**	**$ (1.17)**	**$ 0.38**	**$ 0.47**	**$ (0.59)**
Net income (loss) per common share — assuming dilution					
Continuing operations	$ (0.28)	$ (1.16)	$ 0.32	$ 0.48	$ (0.64)
Discontinued operations	0.01	(0.01)	0.06	(0.01)	0.05
Net income (loss)	**$ (0.27)**	**$ (1.17)**	**$ 0.38**	**$ 0.47**	**$ (0.59)**

The first quarter of 2009 includes a $6.6 million adjustment to reduce the carrying value of certain inventory to market value and a non-cash net charge of $2.6 million for the impairment of goodwill.

The second quarter of 2009 includes a non-cash charge of $35.0 million for the impairment of goodwill, a non-cash charge of $1.2 million for the impairment of intangible assets and a $4.7 million gain on termination of the retiree medical plan.

The third quarter of 2009 includes an $11.9 million restructuring charge related to the Company's Advanced Organics business.

The fourth quarter of 2009 includes an $0.8 million restructuring charge related to the Company's Advanced Organics business.

The Company's share of discrete tax items in 2009 totaled income (expense) of ($2.0 million) in the first quarter of 2009, ($1.3 million) in the second quarter of 2009, $1.7 million in the third quarter of 2009 and ($4.4 million) in the fourth quarter of 2009.

	2008				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net sales	$480,795	$510,825	$448,630	$296,599	$1,736,849
Gross profit	$136,666	$126,023	$ 86,261	$ 3,598	$ 352,548
Amounts attributable to OM Group, Inc. common shareholders:					
Income (loss) from continuing operations	$ 55,589	$ 56,594	$ 55,746	$ (33,018)	$ 134,911
Income (loss) from discontinued operations, net of tax	(369)	(362)	520	303	$ 92
Net income (loss)	**$ 55,220**	**$ 56,232**	**$ 56,266**	**$ (32,715)**	**$ 135,003**
Net income (loss) per common share — basic					
Continuing operations	$ 1.85	$ 1.88	$ 1.85	$ (1.09)	$ 4.48
Discontinued operations	(0.01)	(0.01)	0.01	0.01	—
Net income (loss)	**$ 1.84**	**$ 1.87**	**$ 1.86**	**$ (1.08)**	**$ 4.48**
Net income (loss) per common share — assuming dilution					
Continuing operations	$ 1.82	$ 1.86	$ 1.84	$ (1.09)	$ 4.45
Discontinued operations	(0.01)	(0.01)	0.01	0.01	—
Net income (loss)	**$ 1.81**	**$ 1.85**	**$ 1.85**	**$ (1.08)**	**$ 4.45**

In the third quarter of 2008, the Company completed an initial analysis of foreign tax credit positions and recorded a $25.1 million tax benefit related to an election to take foreign tax credits on prior year U.S. tax returns. The $25.1 million tax benefit is net of a valuation allowance of $3.5 million on deferred tax assets as to which the Company believes it is more likely than not it will be unable to realize as a result of its election to claim the foreign tax credits.

The fourth quarter of 2008 includes a $26.9 million adjustment to reduce the carrying value of certain inventory to market value, an additional $21.5 million tax benefit related to completion of the analysis related to the election to take foreign tax credits on prior year U.S. tax returns, and a non-cash charge of $8.8 million for the impairment of goodwill.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There are no such changes or disagreements.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management of the Company, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2009. As defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), disclosure controls and procedures are controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company's disclosure controls and procedures include components of the Company's internal control over financial reporting.

Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2009.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision of the Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." Based on that evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

The Company's independent registered public accounting firm, Ernst & Young LLP, audited the Company's internal control over financial reporting and, based on that audit, issued an attestation report regarding the Company's internal control over financial reporting, which is included in this Annual Report.

Changes in Internal Controls

There were no changes in the Company's internal control over financial reporting, identified in connection with management's evaluation of internal control over financial reporting, that occurred during the fourth quarter of 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers of the Registrant and Corporate Governance

Information with respect to directors of the Company will be set forth under the heading "Proposal 1. Election of Directors" in the Company's proxy statement to be filed pursuant to Regulation 14A under the Exchange Act in connection with the 2010 Annual Meeting of Stockholders of the Company (the "2010 Proxy Statement") and is incorporated herein by reference. For information with respect to the executive officers of the Company, see "Executive Officers of the Registrant" in Part I of this Form 10-K.

Information with respect to the Company's audit committee, nominating and governance committee, compensation committee and the audit committee financial experts will be set forth in the 2010 Proxy Statement under the heading "Corporate Governance and Board Matters" and is incorporated herein by reference.

Information with respect to compliance with Section 16(a) of the Exchange Act will be set forth in the 2010 Proxy Statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

The Company has adopted a Code of Conduct and Ethics that applies to all of its employees, including the principal executive officer, the principal financial officer and the principal accounting officer. The Code of Conduct and Ethics, the Company's corporate governance principles and all committee charters are posted on the "Corporate Governance" portion of the Company's website (www.omgi.com). A copy of any of these documents is available in print free of charge to any stockholder who requests a copy, by writing to OM Group, Inc., 127 Public Square, 1500 Key Tower, Cleveland, Ohio 44114-1221 USA, Attention: Troy Dewar, Director of Investor Relations.

On May 18, 2009, the Company filed the annual certification by our CEO that, as of the date of the certification, he was unaware of any violation by the Company of the corporate governance listing standards of the New York Stock Exchange.

Item 11. Executive Compensation

Information with respect to executive and director compensation and compensation committee interlocks and insider participation, together with the report of the compensation committee regarding the compensation discussion and analysis will be set forth in the 2010 Proxy Statement under the headings "Executive Compensation," "Corporate Governance and Board Matters — Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to security ownership of certain beneficial owners and management will be set forth in the 2010 Proxy Statement under the heading "Security Ownership of Directors, Executive Officers and Certain Beneficial Owners — Beneficial Ownership" and is incorporated herein by reference.

Equity Compensation Plan Information

The following table sets forth information concerning common stock issuable pursuant to the Company's equity compensation plans as of December 31, 2009.

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities issuable under outstanding options)
Equity Compensation Plans Approved by the Stockholders	947,008	$35.53	2,427,729
Equity Compensation Plans Not Approved by the Stockholders(a)	88,934	$33.67	—

(a) As an inducement to join the Company, on June 13, 2005, the Chief Executive Officer was granted options to purchase 88,934 shares of common stock that are not covered by the equity compensation plans approved by the Company's stockholders. These options have an exercise price of $33.67 per share (the market price of Company stock on the grant date was $24.89) and became exercisable on May 31, 2008. The options have an expiration date of June 13, 2015.

Item 13. Certain Relationships and Related Transactions, Director Independence

Information with respect to certain relationships and related transactions, as well as director independence, will be set forth in the 2010 Proxy Statement under the heading "Corporate Governance and Board Matters" and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to principal accounting fees and services will be set forth in the 2010 Proxy Statement under the heading "Description of Principal Accountant Fees and Services" and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(1) The following Consolidated Financial Statements of OM Group, Inc. are included in Part II, Item 8:

Consolidated Balance Sheets at December 31, 2009 and 2008

Statements of Consolidated Operations for the years ended December 31, 2009, 2008 and 2007

Statements of Consolidated Comprehensive Income for the years ended December 31, 2009, 2008 and 2007

Statements of Consolidated Cash Flows for the years ended December 31, 2009, 2008 and 2007

Statements of Consolidated Stockholders' Equity for the years ended December 31, 2009, 2008 and 2007

Notes to Consolidated Financial Statements

(2) Schedule II — Valuation and Qualifying Accounts for the years ended December 31, 2009, 2008 and 2007

All other schedules are omitted because they are not applicable or because the information required is included in the consolidated financial statements or the notes thereto.

(3) Exhibits

The following exhibits are included in this Annual Report on Form 10-K:

(3) Articles of Incorporation and By-laws

3.1 Restated Certificate of Incorporation of OM Group, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q filed on November 6, 2008).

3.2 Amended and Restated Bylaws of OM Group, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K filed on February 28, 2008).

(4) Instruments defining rights of security holders including indentures.

4.1 Form of Common Stock Certificate of the Company.‡

(10) Material Contracts

10.1 Technology Agreement among Outokumpu Oy, Outokumpu Engineering Contractors Oy, Outokumpu Research Oy, Outokumpu Harjavalta Metals Oy and Kokkola Chemicals Oy dated March 24, 1993. ‡

*10.2 OM Group, Inc. Benefit Restoration Plan, effective January 1, 1995 (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-4 (No. 333-84128) filed on March 11, 2002).

*10.3 Trust under OM Group, Inc. Benefit Restoration Plan, effective January 1, 1995 (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-4 (No. 333-84128) filed on March 11, 2002).

*10.4 Amendment to OM Group, Inc., Benefit Restoration Plan (frozen Post-2004/Pre-2008 Terms).(incorporated by reference to Exhibit 10.4 of the Company's Annual Report filed on Form 10-K on February 28, 2008).

10.5 Stock Purchase Agreement dated as of October 7, 2007 by and between Rockwood Specialties Group, Inc. and OM Group, Inc. (incorporated by reference to Exhibit 10.5 of the Company's Annual Report filed on Form 10-K on February 28, 2008).

*10.6 OM Group, Inc. Bonus Program for Key Executives and Middle Management. ‡

+10.7 Joint Venture Agreement among OMG B.V., Groupe George Forrest S.A., La Generale Des Carrieres Et Des Mines and OM Group, Inc. to partially or totally process the slag located in the site of Lubumbashi, Democratic Republic of Congo (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed on March 31, 2005).

10.8 Sale and purchase agreement dated as of December 23, 2009 by and among EaglePicher Corporation, as guarantor of the Seller, EaglePicher Technologies Holdings, LLC, as the Seller, EaglePicher Technologies, LLC, as the Company, OM Group, Inc., as limited guarantor of the Buyer, and OMG Energy Holdings, Inc., as the Buyer.

+10.9 Long Term Slag Sales Agreement between La Generale Des Carriers Et Des Mines and J.V. Groupement Pour Le Traitement Du Terril De Lubumbashi (filed as an Annex to Exhibit10.7).

+10.10 Long Term Cobalt Alloy Sales Agreement between J.V. Groupement Pour Le Traitement Du Terril De Lubumbashi and OMG Kokkola Chemicals Oy (filed as an Annex to Exhibit10.7).

+10.11 Tolling Agreement between Groupement Pour Le Traitement Du Terril De Lubumbashi and Societe De Traitement Due Terril De Lubumbashi (filed as an Annex to Exhibit10.7).

*10.12 OM Group, Inc. 1998 Long-Term Incentive Compensation Plan (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K filed on March 31, 2005).

*10.13 Separation Agreement by and between OM Group, Inc. and Thomas R. Miklich dated October 17, 2003 (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K filed on March 31, 2005).

*10.14 Form of Stock Option Agreement between OM Group, Inc. and Joseph M. Scaminace (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K filed on August 22, 2005).

*10.15 Form of Restricted Stock Agreement between OM Group, Inc. and Joseph M. Scaminace (incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K filed on August 22, 2005).

*10.16 Employment Agreement by and between OM Group, Inc. and Joseph M. Scaminace, dated May 15, 2008 (incorporated by reference to Exhibit 99 to the Company's Current Report on Form 8-K filed on May 21, 2008).

*10.17 Form of Indemnification Agreement between OM Group, Inc. and its directors and certain officers (incorporated by reference to Exhibit 10.42 to the Company's Annual Report on Form 10-K filed on August 22, 2005).

*10.18 Employment Agreement by and between OM Group, Inc. and Valerie Gentile Sachs dated September 8, 2005 (incorporated by reference to Exhibit 10.43 to the Company's Quarterly Report on Form 10-Q filed on November 8, 2005).

*10.19 Severance Agreement by and between OM Group, Inc. and Valerie Gentile Sachs dated November 7, 2005 (incorporated by reference to Exhibit 10.44 to the Company's Quarterly Report on Form 10-Q filed on November 8, 2005).

*10.20 Form of Non-Incentive Stock Option Agreement under the 1998 Long-Term Incentive Compensation Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on December 21, 2005).

*10.21 OM Group, Inc. 2002 Stock Incentive Plan (incorporated by reference to Exhibit 99 to the Company's Current Report on Form 8-K filed May 5, 2006).

*10.22 Form of Restricted Stock Agreement for Joseph M. Scaminace under the 1998 Long-Term Incentive Compensation Plan, as amended (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on August 11, 2006).

*10.23 Form of Restricted Stock Agreement (time-based) under the 1998 Long-Term Incentive Compensation Plan and the 2002 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on August 11, 2006).

*10.24 Form of Restricted Stock Agreement (performance-based) under the 1998 Long-Term Incentive Compensation Plan and the 2002 Stock Incentive Plan (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K filed on August 11, 2006).

*10.25 Employment Agreement by and between OM Group, Inc. and Kenneth Haber dated March 6, 2006 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2006).

*10.26 Form of Severance Agreement between OM Group, Inc. and certain executive officers (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on November 14, 2006).

*10.27 Form of Amended and Restated Change in Control Agreement between OM Group, Inc. and certain executive officers (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on November 14, 2006).

10.28 Reserved

*10.29 Amended and Restated Change in Control Agreement dated as of November 13, 2006 between OM Group, Inc. and Joseph M. Scaminace (incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K filed on November 14, 2006).

*10.30 Amended and Restated Severance Agreement dated as of November 13, 2006 between OM Group, Inc. and Valerie Gentile Sachs (incorporated by reference to Exhibit 99.5 to the Company's Current Report on Form 8-K filed on November 14, 2006).

10.31 Reserved

10.32 Stock Purchase Agreement Among OMG Kokkola Chemicals Holding (Two) BV, OMG Harjavalta Chemicals Holding BV, OMG Finland Oy, OM Group, Inc., Norilsk Nickel (Cyprus) Limited And OJSC MMC Norilsk Nickel (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K filed on March 7, 2007).

*10.33 OM Group, Inc. 2007 Incentive Compensation Plan (incorporated by reference to Exhibit 99 to the Company's Quarterly Report on Form 10-Q filed on August 2, 2007).

*10.34 Form of Stock Option Agreement under the 2007 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 2, 2007).

*10.35 Form of Restricted Stock Agreement (time-based) under the 2007 Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 2, 2007).

*10.36 Form of Restricted Stock Agreement (performance-based) under the 2007 Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on November 2, 2007).

*10.37 OM Group, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K filed May 21, 2008).

*10.38 Form of Amendment to Severance Agreement between OM Group, Inc. and certain executive officers (incorporated by reference to the Company's Current Report on Form 8-K filed on December 19, 2008).

10.39 Revolving Credit Agreement, dated as of December 20, 2005, among OM Group, Inc. as the borrower, the lending institutions named therein as lenders; National City Bank, as a Lender, the Swing Line Lender, the Letter of Credit Issuer, the Administrative Agent, the Collateral Agent, the Lead Arranger, and the Book Running Manager (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 10-K filed on March 9, 2006).

10.40	First Amendment to the Revolving Credit Agreement, dated as of November 10, 2006, among OM Group, Inc. as the borrower, the lending institutions named therein as lenders; National City Bank, as a Lender, the Swing Line Lender, the Letter of Credit Issuer, the Administrative Agent, the Collateral Agent, the Lead Arranger, and the Book Running Manager (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K filed on February 28, 2007).
10.41	Second Amendment to the Revolving Credit Agreement, dated as of January 31, 2007, among OM Group, Inc. as the borrower, the lending institutions named therein as lenders; National City Bank, as a Lender, the Swing Line Lender, the Letter of Credit Issuer, the Administrative Agent, the Collateral Agent, the Lead Arranger, and the Book Running Manager (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K filed on February 28, 2007).
21	List of Subsidiaries
23	Consent of Ernst & Young LLP
24	Powers of Attorney
31.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)
31.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)
32	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350

---

* Indicates a management contract, executive compensation plan or arrangement.

\+ Portions of Exhibit have been omitted and filed separately with the Securities and Exchange Commission in reliance on Rule 24b-2 and an Order from the Commission granting the Company's request for confidential treatment dated June 26, 1998.

‡ These documents were filed as exhibits to the Company's Form S-1 Registration Statement (Registration No. 33-60444) which became effective on October 12, 1993, and are incorporated herein by reference.

OM Group, Inc.
Schedule II — Valuation and Qualifying Accounts
Years Ended December 31, 2009, 2008 and 2007
(Dollars in Millions)

Classifications	Balance at Beginning of Year	Acquisitions	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year
2009:						
Allowance for doubtful accounts	$ 7.9	—	0.3(1)	0.4(5)	(1.7)(3)	$ 6.9
Allowance for note receivable from joint venture partner	5.2	—	—	—	—	5.2
Environmental reserve	3.4	—	0.2(2)	0.1(5)	(0.9)(4)	2.8
	$16.5	$ —	$0.5	$ 0.5	$(2.6)	$14.9
2008:						
Allowance for doubtful accounts	$ 1.5	3.7(6)	4.3(1)	—	(1.6)(3)	$ 7.9
Allowance for note receivable from joint venture partner	5.2	—	—	—	—	5.2
Environmental reserve	4.9	—	0.4(2)	(0.1)(5)	(1.8)(4)	3.4
	$11.6	$3.7	$4.7	$(0.1)	$(3.4)	$16.5
2007:						
Allowance for doubtful accounts	$ 1.1	—	0.5(1)	—	(0.1)(3)	$ 1.5
Allowance for note receivable from joint venture partner	5.2	—	—	—	—	5.2
Environmental reserve	8.0	—	4.9(3)	0.3(5)	(8.3)(4)	4.9
	$14.3	$ —	$5.4	$ 0.3	$(8.4)	$11.6

(1) Provision for uncollectible accounts included in selling, general and administrative expenses.

(2) Provision for environmental costs included in selling, general and administrative expenses.

(3) Actual accounts written-off against the allowance.

(4) Actual cash expenditures charged against the accrual.

(5) Foreign currency translation adjustment.

(6) Allowance for doubtful accounts related to the Rockwood acquisition were not included in the December 31, 2007 balance.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on February 25, 2010.

OM GROUP, INC.

By: /s/ Kenneth Haber
Kenneth Haber
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below on February 25, 2010 by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ Joseph M. Scaminace Joseph M. Scaminace	Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ Kenneth Haber Kenneth Haber	Chief Financial Officer (Principal Financial Officer)
/s/ Robert T. Pierce Robert T. Pierce	Vice President and Corporate Controller (Principal Accounting Officer)
/s/ Richard W. Blackburn Richard W. Blackburn	Director
/s/ Steven J. Demetriou Steven J. Demetriou	Director
/s/ Katharine L. Plourde Katharine L. Plourde	Director
/s/ David L. Pugh David L. Pugh	Director
/s/ William J. Reidy William J. Reidy	Director
/s/ Gordon A. Ulsh Gordon A. Ulsh	Director

/s/ Kenneth Haber
Kenneth Haber
Attorney-in-Fact

Exhibit 31.1

CERTIFICATION

I, Joseph M. Scaminace, certify that:

1. I have reviewed this report on Form 10-K of OM Group, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2010

/s/ Joseph M. Scaminace

Joseph M. Scaminace
Chairman of the Board and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Kenneth Haber, certify that:

1. I have reviewed this report on Form 10-K of OM Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2010

/s/ Kenneth Haber

Kenneth Haber
Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SEC. 1350, AS ADOPTED PURSUANT TO SEC. 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing with the Securities and Exchange Commission of the Annual Report on Form 10-K of OM Group, Inc. (the "Company") for the year ended December 31, 2009 (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 25, 2010

/s/ Joseph Scaminace

Joseph M. Scaminace
Chairman of the Board and
Chief Executive Officer

/s/ Kenneth Haber

Kenneth Haber
Chief Financial Officer

CORPORATE INFORMATION

BOARD OF DIRECTORS

Richard W. Blackburn[1]
Retired Executive Vice President,
General Counsel and
Chief Administrative Officer
Duke Energy Corporation
Joined Board in 2005

Steven J. Demetriou
Chairman and
Chief Executive Officer
Aleris International, Inc.
Joined Board in 2005

Katharine L. Plourde
Former Principal
Donaldson, Lufkin & Jenrette, Inc.
Joined Board in 2002

David L. Pugh
Chairman and Chief Executive Officer
Applied Industrial Technologies, Inc.
Joined Board in 2007

William Reidy
Former Managing Partner
Northeast Ohio Region
PricewaterhouseCoopers LLP
Joined Board in 2002

Joseph M. Scaminace
Chairman of the Board and
Chief Executive Officer
OM Group, Inc.
Joined Board in 2005

Gordon A. Ulsh
President, Chief Executive Officer
and a Director
Exide Technologies
Joined Board in 2007

[1]Lead Independent Director

OFFICERS

Joseph M. Scaminace
Chairman and
Chief Executive Officer

Kenneth Haber
Chief Financial Officer

Stephen D. Dunmead
Vice President and
General Manager, Specialties

Valerie Gentile Sachs
Vice President,
General Counsel and Secretary

Gregory J. Griffith
Vice President, Strategic Planning,
Development and Investor Relations

EXECUTIVE OFFICES

OM Group, Inc.
127 Public Square
1500 Key Tower
Cleveland, Ohio 44114-1221
www.omgi.com

FORM 10-K

Included in the Annual Report is a copy of OM Group's Form 10-K, filed with the Securities and Exchange Commission for the year ended December 31, 2009. Additional copies of the Company's Form 10-K and other information are available on the Internet at www.omgi.com, or upon written request to:

Investor Relations
127 Public Square
1500 Key Tower
Cleveland, Ohio 44114-1221
216-781-0083

TRANSFER AGENT AND REGISTRAR

Computershare
P.O. Box 43078
Providence, Rhode Island 02940
800-622-6757 (US, Canada, Puerto Rico)
781-575-4735 (non-US)

By overnight delivery:
Computershare
250 Royal Street
Canton, Massachusetts 02021

web.queries@computershare.com
www.computershare.com/investor

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

Ernst & Young LLP
Cleveland, Ohio

STOCK EXCHANGE LISTING

OM Group, Inc. common stock is listed on the New York Stock Exchange under the symbol OMG.

ANNUAL MEETING OF STOCKHOLDERS

The Company's annual meeting will be held on Tuesday, May 11, 2010, at 10:00 a.m. in the 27th-floor Conference Center Auditorium at:

Key Tower
127 Public Square
Cleveland, Ohio 44114-1221

OM Group, Inc.

127 Public Square
1500 Key Tower
Cleveland, OH 44114-1221
www.omgi.com